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                                                        [LOGO]











                                    [PICTURE]













                                                2003   Annual Report

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                                                [picture]
                                           Round Mountain, Nevada


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                CONTENTS
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        strength


                                overview
                                highlights, production and financial
                                president's message to shareholders
                                corporate governance

                                management's discussion
                                and analysis

                                financial
                                management's responsibility
                                auditor's letter
                                financial statements
                                notes to the financial statements

                                reserves and resources

                                corporate information








This report includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

All dollar amounts are expressed in U.S. dollars, unless otherwise stated.

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Highlights



                         dedicated to being
                                   world class

Incorporated in 1993, Kinross Gold
Corporation is the world's seventh
largest primary gold producer. It has
varying interests in a dozen mines on
four continents, and a robust pipeline
of advanced exploration and development                  [PICTURE]
projects. In 2004 Kinross expects to                  Fort Knox, Alaska
produce in excess of 1.7 million ounces
of gold equivalent at total cash costs
in the range of $225 to $235 per ounce.
Kinross' shares trade on the Toronto and New York stock exchanges.

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          2003 Highlights
          (all dollar amounts expressed in millions of US dollars, except per share and per ounce amounts, unless otherwise noted)
-------------------------------------------------------------------------------------------------------------------------
                                                                              2003               2002               2001
-------------------------------------------------------------------------------------------------------------------------
          Net earnings (loss)
            attributable to common shareholders                         $     19.7         $    (38.2)        $    (44.0)
          Net earnings (loss) per share (1)                             $     0.06         $    (0.32)        $    (0.42)
          Revenue                                                       $    584.6         $    275.2         $    282.9
          Cash flow provided from operating activities                  $     92.7         $     59.5         $     75.0
          Cash flow provided from operating activities
            per share                                                   $     0.30         $     0.50         $     0.72
          Capital expenditures                                          $     73.4         $     22.6         $     30.4
-------------------------------------------------------------------------------------------------------------------------
          Gold equivalent production (ounces)                            1,620,410            888,634            944,803
          Average realized price per ounce of gold sold                 $      357         $      306         $      296
          Average spot gold price per ounce                             $      364         $      310         $      271
          Total cash costs per ounce                                    $      222         $      201         $      193
          Total production costs per ounce                              $      318         $      306         $      289
-------------------------------------------------------------------------------------------------------------------------
          (1)   restated to reflect a three old for one new share consolidation which was completed January 31, 2003


                                                                                               Kinross Gold Corporation 1
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
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                message to shareholders
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opportunities                             When I wrote last year's message, we had     year of approximately $250 million, with
                                          just completed our merger with TVX Gold      debt and other obligations such as
                                          and Echo Bay Mines. Our enthusiasm for       preferred shares of only $46 million.
                                          the transformed Company and its future       During 2003, we continued to deliver
                                          path was, and remains, real and              into our depleting gold hedge book,
                                          palpable. Unfortunately, 2003 proved to      reducing it by over half to 225,000
                                          be more stressful than we had expected.      ounces. By the first quarter of 2005 we
                                          In particular, the requirement to            will have extinguished the remainder,
       [Picture]                          account for the merger using purchase        and be completely unhedged. We have
       Robert M. Buchan                   accounting together with the higher gold     reduced our gold hedging exposure
          President and                   price at closing resulted in a higher        consistently as the financial leverage
Chief Executive Officer                   purchase price being allocated to our        of the balance sheet has declined.
                                          depreciation schedule. This caused our       Clearly we have worked hard to put
                                          breakeven cost for operating earnings to     Kinross in a position to react, if or
                                          increase by about $15 per ounce. While       when opportunities arise. We did in fact
"The Crown Resources Corporation          this requirement has no impact on the        announce the planned acquisition of one
acquisition is a win-win deal since it    cash generating ability of the assets,       such opportunity late last year, Crown
unites the Buckhorn orebody and our       it did increase the gold price necessary     Resources Corporation. The documentation
existing processing facility at Kettle    for the Company to report operating          to be mailed to Crown shareholders is in
River, and eliminates much of the         earnings. This outcome was disappointing     the regulatory review process, with
permitting risk associated with the       to the market and, along with the poor       closing of the transaction expected in
project."                                 performance of the True North deposit at     the second quarter of 2004. This
                                          Fort Knox, it resulted in your Company's     acquisition is a win-win deal since it
                                          share price performance being well below     unites the exceptional Buckhorn orebody
                                          that of the sector. Not withstanding         and our existing processing facility at
                                          this, in the third quarter we were able      Kettle River, and eliminates much of the
                                          to complete our restructuring of the         permitting risk associated with the
                                          balance sheet with an equity financing       project. We believe that we should be
                                          for approximately $150 million and the       able to begin underground mining of the
                                          subsequent redemption of our convertible     Buckhorn orebody in 2006.
                                          debentures. As a result our cash
                                          balances exceeded our debt and other         In last year's annual report, we
                                          obligations for the first time in over       specified our goals for 2003. These
                                          five years. In the fourth quarter, the       goals were:
                                          Company used the surging junior gold
                                          mining markets to strengthen the balance     [ ]    Turn three operating styles into
                                          sheet further, by selling those              one. This is a simple concept that
                                          investments that were considered             turned out to be somewhat more difficult
                                          peripheral to our strategy. The net          than I had thought. We had some teething
                                          result of these efforts was a cash           problems that probably came from the
                                          position at the end of the                   belief that we wouldn't have any!
                                                                                       However, I am confident that this period
                                                                                       of consolidation is behind us, and that we


Kinross Gold Corporation 2
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
Kinross knows that disclosure is a key          challenging
issue for investors. With that in mind            opportunities require
we have reduced our spending on the                    innovative
annual report and the money saved will              strategies
be used to revitalize our website to
make it a more dynamic communications
tool for investors. Please visit
www.kinross.com regularly to see what's
new.                                      have in fact consolidated the three          at True North, we did report results for
                                          companies into Kinross. We have added        2003 in the three target categories that
                                          some key people to our management team       are consistent with a company of our
                                          and at the board level we have added         size, namely production of 1.62 million
                                          individuals with mining operations and       gold equivalent ounces, total cash costs
                                          investment banking backgrounds. Your         of $222 per ounce, and cash flow from
                                          Board of Directors and the appropriate       operating activities of $93 million. The
                                          committees of the board have overseen        Company returned to profitability, eking
                                          certain of Kinross' adjustments to           out a small profit for the year and
                                          ensure that we are on the leading edge       achieving more significant earnings in
                                          of evolving corporate governance.            the fourth quarter, when we had a
                                                                                       quarterly operating profit for the first
                                          [ ]    Generate the kinds of cash            time in over five years. With the return
                                          flow, operating costs and production         of better gold prices, the reduction in
                                          expected of a senior producer. Generally     our gold hedges and the expansion of our
                                          speaking, we were successful in              reserve base, we fully expect
                                          accomplishing this goal, although not        profitability to be a more regular
                                          without some angst. The Fort Knox            occurrence in the future.
                                          operation did not meet its target due
                                          primarily to the much lower than             [ ]    Clearly indicate how the
                                          projected grade mined at the True North      Company is going to maintain its annual
                                          deposit. This deposit has consistently       operating base of approximately two
                                          underperformed relative to its model.        million ounces of gold equivalent. We
                                          Mineralization has been more erratic and     have not been able to achieve this
                                          mining more complex than anticipated,        target, at least not yet, but I remain
                   Paracatu, Brazil       and as a result the mine has been a          confident that it is achievable. During
                                          disappointment. On the other hand, the       2003, we had some disappointments with a
                                          Fort Knox orebody has behaved                number of the smaller mines, notably
                                          essentially in line with the original        Lupin and New Britannia. Neither of
                [Picture]                 model created for it, while producing in     these operations met their goals and
                                          excess of two million ounces to date.        both had to be downgraded in terms of
                                          For 2004 we have reduced the grade           production expectations. Alternatively,
                                          expected from the True North deposit,        the results of exploration at Kettle
                                          and as such we expect the mine model to      River have given us confidence that the
                                          better reflect the true nature of the        Emanuel Creek orebodies will perform
                                          orebody. Despite the unique problem


                                                                                                    Kinross Gold Corporation 3
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

                                          "For the first time in my career we are
                                          seeing a market that is prepared to
                                          purchase exploration ounces without due
                                          regard for political risk. Today an
                                          ounce in China, Mongolia or northern
                                          Africa, is being valued as if it were in     difficult to purchase junior stocks. For
                                          Nevada. This is patently unsustainable."     the first time in my career, we are
                                                                                       seeing a market that is prepared to
                                                                                       purchase exploration ounces without due
                                                                                       regard for political risk. Today an
                                                                                       ounce in China, Mongolia, or northern
                                                                                       Africa, is being valued as if it were in
                                                                                       Nevada. This is patently unsustainable.
                                                                                       We expect to be able to put our large
                                                                                       cash position to use as this situation
                                                                                       corrects itself. In the interim we are
                                                                                       more focused on organic growth including
                                                                                       both "brownfield" exploration around our
                                                                                       mine properties and "greenfield"
                                                                                       exploration in new areas for us.

               PROJECT PIPELINE                                                        Overall I believe that in 2003 we were
                                                                                       reasonably successful in achieving our
                 [CHART]                                                               stated goals. Furthermore, certain goals
                                                                                       established previously were attained in
                                                                                       2003, such as the establishment of a
                                                                                       longer-term future for Kubaka because of
                                                                                       the Birkachan and Tsokol deposits, and
                                                                                       the improvement of the operating
                                                                                       performance of the Porcupine joint
                                                                                       venture. Our most notable accomplishment
                                                                                       in 2003 was the completion of the
                                                                                       improvement of the balance sheet and the
                                                                                       resultant strong cash position that
well and for longer than originally       robust project pipeline, will allow          allows Kinross to continue to advance
projected. Currently we are projecting    Kinross to keep two million ounces of        its strengthening pipeline of organic
total production for 2004 of              production as a legitimate annual            exploration and development projects.
approximately 1.7 million to 1.75         target.                                      The accompanying chart shows the
million gold equivalent ounces. Had we                                                 progress made in 2003 with over a dozen
not curtailed our higher cost             [ ]    Lay out a strategy for growth.        projects in the exploration and
operations, total production would have   This has been the hardest of our stated      development pipeline.
been closer to 1.85 million ounces.       goals to achieve. Certainly we have
Looking beyond 2004, we are confident     launched our effort with the
that our existing producing properties,   announcement of the Crown acquisition,
combined with our                         but the valuations that now exist in the
                                          venture market make it extremely


Kinross Gold Corporation 4
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
                                                                                                [picture]

                                                                                                   Drilling in Timmins, Ontario


For 2004, we have a number of goals:      reserve figure. Yet we still have a          industrial revenue bonds in January 2004
                                          comparatively low average mine life of       and making a final payment on the Greek
[]     Replace and increase reserves.     approximately seven years. Our goal for      properties. This is more than we need to
Reserves are the lifeblood of a mining    2004 is not only to replace the reserves     run the business and, given the strong
company. A legitimate criticism that can  that we mine but also to show a              cash flows that we are enjoying, more
be leveled at Kinross today is its        meaningful increase. In our opinion a        than we need for the projects that we
comparatively low reserve life. In 2003   target average mine life of eight years      are evaluating to bring to production.
we increased our reserves to 14.1         is achievable.                               Clearly, one of the goals for this year
million ounces of gold, up almost one                                                  is to deploy this capital.
million ounces or about 7% compared to    [ ]    Use excess capital to
the year-earlier pro forma                advantage. Currently the Company has         [ ]    Deliver on the deliverables.
                                          cash of over $200 million and virtually      Another criticism that we have felt this
                                          no debt after retiring the Alaskan           past year





reserves up 7.4%
                    year over year









    RESERVE                                                                            GEOGRAPHIC DISTRIBUTION
    COMPARISON                                                                         OF RESERVES



    [graph - Reserve comparison 2002 at $300 gold price to 2003 at both a $325 gold price and a $400 gold price and geographic distribution of reserves for 2003 at both gold price scenarios.]










                                                                                                    Kinross Gold Corporation 5
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

                                                                                                [picture]

                                                                                                   Kubaka, Russia


Our focus has moved further back along    concerns our operating costs and             companies earning into a number of our
the exploration pipeline, with a          production schedule. While we missed our     lower priority targets such as George
heightened commitment to grassroots       forecasts by only a few percentage           and Goose Lakes, and Goldbanks, the
exploration. Our direct exploration       points, the market took it badly. This       exploration funding directed at Kinross
commitment is expected to approach $25    year we have projected production to be      properties should more than double.
million this year, and we are looking     1.7 million to 1.75 million gold             Beyond this, we are actively looking for
for ways to augment this.                 equivalent ounces at total cash costs of     ways to enhance the scope of our
                                          between $225 and $235 per ounce, with        exploration effort materially, through
                                          the first quarter being our weakest and      selective earn-ins and acquisitions of
                                          the fourth quarter our strongest. It is      high calibre exploration juniors. The
                                          important that we deliver on this            year 2004 will be, by far, the most
                                          target.                                      active Kinross has been with the drill
                                                                                       bit, reflecting both our enhanced
                                          Looking forward                              financial capabilities and the realities
                                                                                       of the venture exchange.
                                          In last year's annual report, I alluded
                                          to the belief that it was going to be        Kinross has become one of the world's
                                          difficult to compete for developing          leading gold producers. We have achieved
                                          product, given the paucity of quality        this status by working constantly to
                                          exploration companies in the junior          improve and expand our portfolio of
                                          market. It has turned out to be              assets. I am very proud of the fact that
            Kettle River, Washington      difficult indeed, with few real deposits     Kinross has been able to achieve the
                                          being discovered, and the enthusiasm         success it has without access to an
                                          shown for almost any project brought to      easily mined, large, long-life asset.
                                          the market exacerbating the problem.         Nevertheless, we now are in a position
                                          Never have I seen a market that is so        to compete for and successfully acquire
                                          willing to accept almost any political       or discover one. We have a world class
                                          risk. While Kinross is willing to accept     management team and a strong balance
              [picture]                   risk and to develop mines almost             sheet, and we maintain the flexibility
                                          anywhere in the world, unless the            to act quickly when opportunities are
                                          acquisition price reflects the location      presented to us. So, beyond the goals
                                          risk, we are not a buyer. The situation      that I have defined for this year, we
                                          is frustrating, certainly, but not           are more focused than ever on the task
                                          debilitating. Our focus has moved            of finding that cornerstone... a task
                                          further back along the exploration           that we allude to in our mission
                                          pipeline, with a heightened commitment       statement, "dedicated to being world
                                          to grassroots exploration. Our direct        class".
                                          exploration commitment is expected to
                                          approach $25 million this year, and we
                                          are looking for ways to augment this.        /s/ Robert M. Buchan
                                          When our joint venture partners'
                                          exploration contributions are taken into     Robert M. Buchan
                                          account and the expenditures are             President and Chief Executive Officer
                                          included of outside                          March 12, 2004


Kinross Gold Corporation 6
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

                our global
                  producing assets

-------------------------------------------------------------------
                kinross operations
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                                                        [picture; asset location map]
                                                Our global producing assets - Kinross operations









                =============================================================================================================
                                                           Ownership           2003      2003 Total        Reserves Summary
                                                            Interest     Production      Cash Costs            Dec 31, 2003
                                                                               Gold        $ / Gold                  Ounces
                                                                      Equiv. Ounces    Equiv. Ounce          of Gold (000s)
                =============================================================================================================

                North America

                Fort Knox (2)         Alaska, USA               100%        391,831             243                  2,945

                Round Mountain (2)    Nevada, USA                50%        364,271             201                  1,850

                Porcupine             Ontario, Canada            49%        223,960             211                  1,489

                Musselwhite           Ontario, Canada            32%         64,978             257                    658

                Lupin (2)             Nunavut, Canada           100%         56,008             407                    155

                New Britannia (2)     Manitoba, Canada           50%         31,627             327                     32

                Kettle River (2)      Washington, USA           100%              -               -                    181
                =============================================================================================================
                South America

                Paracatu              Minas Gerais, Brazil       49%         91,176             193                  2,613

                Crixas                Goias, Brazil              50%         86,698             109                    470

                La Coipa              Atacama Region, Chile      50%        144,125             234                    584

                Refugio (2)           Atacama Region, Chile      50%              -               -                  1,386
                =============================================================================================================
                Other - global
                Kubaka (2)            Magadan, Russia            98%          164,006           194                    410
                =============================================================================================================

                (1)  In light of the economic and political conditions and the negative impact of inflationary pressures in
                     Zimbabwe, the Blanket mine was written down in 2001 and Kinross discontinued consolidation of the results of this operation in 2002

                (2)  Operated by Kinross


                                                                                                    Kinross Gold Corporation 7
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

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corporate
  governance


                                                                                       has adopted the Kinross Securities
                                                                                       Compliance Policy and Framework that
                [picture]                                                              includes comprehensive procedures on
                                                                                       timely disclosure of material
                                                                                       information, procedures on selective
                                                                                       disclosure and electronic
                                                                                       communications, and specific procedures
                  Kinross Board of Directors touring Refugio, Chile                    on mineral disclosure.

                                                                                       A more detailed discussion of Kinross'
Kinross Gold Corporation is committed to  10 directors, six of whom are considered     approach to Corporate Governance and the
the highest standards of corporate        independent of management. Specific          activities of the Board committees can
governance practices. The Company         charters have been developed for the         be found in the management information
adheres to guidelines for effective       Board and for its various committees         circular.
corporate governance as published by the  that set out their roles and
Toronto Stock Exchange, and constantly    responsibilities. The Board's actions        A Code of Business Conduct and Ethics
reviews its practices to ensure that its  are guided by the Kinross Corporate          for directors, officers and employees
standards are in compliance with          Governance Regime, which was developed       was approved in February 2004. The
required regulatory regimes.              by the Board's Corporate Governance          charters of the Board and the Board
                                          Committee.                                   committees, and the Kinross Code of
The Kinross Board is chaired by an                                                     Business Conduct and Ethics, may be
Independent Chairman and made up of       With regard to the Company's                 viewed on the Company's website at
                                          communication with its various               www.kinross.com under Corporate -
                                          stakeholders, the Board                      Governance.



Board Committees
---------------------------------------   -----------------------------------------    ---------------------------------------
Audit Committee                           Corporate Governance Committee               Nominating Committee
John A. Brough, chairman;                 John E. Oliver, chairman;                    John M.H. Huxley, chairman;
Richard S. Hallisey,                      George F. Michals,                           John A. Brough,
John M.H. Huxley,                         Cameron A. Mingay, members                   John E. Oliver, members
George F. Michals, members
---------------------------------------   -----------------------------------------    ---------------------------------------
Compensation Committee                    Environmental, Health & Safety Committee
John E. Oliver, chairman;                 John A. Keyes, chairman;
John M.H. Huxley,                         Richard S. Hallisey,
John A. Brough, members                   Cameron A. Mingay, members
---------------------------------------   -----------------------------------------


Kinross Gold Corporation 8
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Contents



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Management's discussion and analysis                                        10
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Overview                                                                    10
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Material events                                                             10
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Financial / Operations                                                      12
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Liquidity and capital resources                                             24
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Critical accounting policies                                                26
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Risk analysis                                                               32
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Strategy                                                                    36
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Outlook                                                                     36
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Management's responsibility for financial statements                        38
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Auditors' report                                                            39
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Financial statements                                                        40
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Notes to the financial statements                                           44
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1.  Nature of operations and summary of significant accounting policies     44
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2.  Business and property acquisitions                                      49
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3.  Accounts receivable and other assets                                    53
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4.  Inventories                                                             53
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5.  Property, plant and equipment                                           53
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6.  Mineral interests                                                       54
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7.  Long-term investments                                                   54
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8.  Deferred charges and other long-term assets                             54
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9.  Joint venture interests                                                 54
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10. Financial instruments                                                   57
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11. Long-term debt                                                          58
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12. Site restoration costs                                                  59
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13. Convertible debentures                                                  59
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14. Redeemable retractable preferred shares                                 60
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15. Convertible preferred shares of subsidiary company                      60
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16. Common share capital                                                    61
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17. Asset write-downs and non-cash charges                                  63
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18. Income and mining taxes                                                 64
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19. Segmented information                                                   65
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20. Employee pension and post-retirement plans                              67
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21. Operating leases                                                        71
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22. Differences between Canadian and United States generally
    accepted accounting principles                                          71
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23. Commitments and contingencies                                           88
================================================================================


                                                      Kinross Gold Corporation 9

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   MANAGEMENT'S DISCUSSION AND ANALYSIS
   OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003
   ALL RESULTS ARE EXPRESSED IN UNITED STATES DOLLARS UNLESS OTHERWISE STATED



Management's discussion and analysis ("MD&A") provides a detailed discussion of the Company's financial and operating results for the year ended December 31, 2003 with comparisons to the two previous years. The following information should be read in conjunction with the consolidated financial statements and accompanying notes.

This discussion is intended to provide investors with a reasonable basis for assessing the Company's operating and financial performance and future prospects.

The discussion is comprised of eight key sections.

1. OVERVIEW - a summary of production, financial results and cash flow provided from operating activities

2. MATERIAL EVENTS - details of events during the year that materially impacted the Company's operations and financial position

3. FINANCIAL / OPERATIONS - analysis of the overall results of the Company with specific details of each mine's operations

4. LIQUIDITY AND CAPITAL RESOURCES - details of the Company's liquidity and the sources and uses of cash

5. CRITICAL ACCOUNTING POLICIES - summary of material accounting policies

6. RISK ANALYSIS - details of the material risks to the Company

7. STRATEGY - describes the Company's strategic plan

8. OUTLOOK - summary outlook for the year ahead

OVERVIEW

The Company is principally engaged in the mining and processing of gold and, as a by-product, silver ore and the exploration for, and the acquisition of gold-bearing properties, principally in the Americas and Russia. The Company's products are gold and silver produced in the form of dore that is shipped to refineries for final processing.

The profitability of the Company and its competitors is subject to the world prices of gold and silver and the costs associated with the acquisition, exploration and development of mining interests, the mining and processing of gold and silver, regulatory and environmental compliance and general and administrative functions. The prices of gold and silver are subject to a multitude of variables outside of the Company's control. In order to minimize the impact of price movements, management continually strives to be a low cost producer.

On January 31, 2003, the Company combined its operations with those of TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay"). This transaction is more fully discussed in the section entitled "Material Events" and in Note 2 to the consolidated financial statements. The results for 2003 include eleven months of operations of these assets. The results of operations of TVX and Echo Bay are not included in the consolidated financial statements for the years ended December 31, 2002 and 2001.

This transaction had a material impact on the Company's operations and its balance sheet rendering comparisons to previous years rather meaningless except in the discussion of the operations of each mine. Those discussions include both mines owned at the beginning of the year and those added during the year as a result of the combination.

RESULTS SUMMARY

The Company's share of attributable gold equivalent production was 1,620,410 ounces in 2003, an increase of 82% over 2002 production of 888,634 ounces and 72% over 2001 production of 944,803 ounces. The increase in 2003 is attributed to the addition of 838,883 ounces resulting from the combination with TVX and Echo Bay.

Revenue from gold and silver sales was $571.9 million in 2003, compared to $261.0 million in 2002 and $270.1 million in 2001.

Average total cash costs per attributable gold equivalent ounces were $222 in 2003 compared to $201 in 2002 and $193 in 2001. Cash flow provided from operating activities for the year was $92.7 million compared to $59.5 million in 2002 and $75.0 million 2001. Cash flow provided from operating activities in 2003 was positively impacted by higher gold production and higher gold prices.

Net income for the year ended December 31, 2003 totaled $9.7 million or $0.06 per share. This compares to net losses of $30.9 million ($0.32 per share) for 2002 and $36.3 million ($0.42 per share) in 2001.

MATERIAL EVENTS

During 2003 the Company completed or committed to certain transactions that had, and will have, a material impact on the Company's operations, its financial condition and its prospects. The following details those transactions:

1. TVX GOLD INC. AND ECHO BAY MINES LTD. COMBINATION

The Company, TVX and Echo Bay entered into a combination agreement dated June 10, 2002, as amended as of July 12, 2002 and November 19, 2002,



Kinross Gold Corporation 10

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for the purpose of combining the ownership of their respective businesses. The combination was effected by way of a plan of arrangement under the Canada Business Corporations Act with an effective date of January 31, 2003.

In a concurrent transaction, TVX entered into two agreements dated June 10, 2002, each amended as of November 19, 2002, with a subsidiary of Newmont Mining Corporation ("Newmont"). Pursuant to these agreements, TVX acquired Newmont's 50% non-controlling interest in the TVX Newmont Americas Joint Venture ("TVX Newmont J/V") for an aggregate purchase price of $180.0 million with an effective date of January 31, 2003. The Company advanced TVX $94.5 million immediately prior to the completion of the combination which allowed TVX to complete the acquisition of the 50% non-controlling ownership interest in TVX Newmont J/V.

Pursuant to the combination, TVX became a wholly-owned subsidiary of the Company on January 31, 2003, and each holder of TVX common shares received 2.1667 common shares of the Company for each TVX common share. Also pursuant to the combination, Echo Bay became a wholly-owned subsidiary of the Company and each holder of Echo Bay common shares, other than the Company, received 0.1733 of a common share of the Company for each Echo Bay common share. The exchange ratios reflect the three for one consolidation of the Company's common shares that was completed on January 31, 2003, immediately prior to the arrangement. The Company issued 177.8 million common shares with a fair value of $1,269.8 million with respect to the combination with TVX and Echo Bay.

TVX held interests in various operating mines located in Canada, Brazil and Chile. Giving effect to the acquisition of Newmont's 50% interest in TVX Newmont J/V, TVX's share of production from these mines in 2002 was 473,602 ounces of gold equivalent. Echo Bay held interests in various operating mines in Canada and the United States. Echo Bay's share of production from these mines in 2002 was 522,208 ounces of gold equivalent.

The combination is being accounted for using the purchase method of accounting. Pursuant to the purchase method of accounting, the TVX and Echo Bay assets acquired and liabilities assumed have been recorded at their fair values as of the effective date of the combination. The excess of the purchase price over such fair values is recorded as goodwill. Goodwill is assigned to specific reporting units as of the date of the combination and will not be amortized.

The goodwill resulting from the business combinations is $918.0 million and has been assigned to the Exploration and Acquisitions reporting unit and the Corporate reporting unit in the amount of $908.4 million and $9.6 million, respectively. Goodwill will be tested for possible impairment at least annually or more frequently upon the occurrence of certain events or when circumstances indicate the reporting unit's carrying value, including goodwill, is greater than its fair value. At December 31, 2003, the Company has determined that there is no impairment of goodwill as discussed in more detail in the section entitled "Critical Accounting Policies".

A more detailed discussion of the properties acquired pursuant to the business combinations and their impact on the Company's operations, is provided under the section entitled "Financial/Operations - Operations".

Concurrent with the Company's shareholder approval of the combination, approval was also given for the elimination of the Company's accumulated deficit of approximately $761.4 million as at December 31, 2002.

2. COMMON SHARE ISSUE AND CONVERTIBLE DEBENTURE REDEMPTION

On August 28, 2003, the Company issued 23.0 million common shares from its treasury for gross proceeds of $152.5 million. The bulk of the net proceeds from the offering were used to redeem the outstanding 5.5% convertible unsecured subordinated debentures. The principal amount of the convertible debentures was $144.8 million.

The debentures were redeemed on September 29, 2003, which gave rise to a net gain on redemption of $15.4 million. The financial impact of the redemption is fully described in Note 13 to the consolidated financial statements.

3. SALE OF EQUITY INVESTMENTS

During the fourth quarter of 2003, the Company sold several of its equity interests and portfolio investments which were considered non-strategic, including investments in Minefinders Corporation Ltd., Pacific Rim Mining Corporation and Endeavour Mining Capital Corporation. Proceeds from the sale of equity investments totaled $56.2 million. These transactions resulted in after-tax gains amounting to $26.0 million which are included in the Consolidated Statements of Operations for the year as a component of the $29.5 million gain on disposal of assets.

4. FURTHER DEBT REPAYMENT

As at December 31, 2003, the Company owed $25.0 million in tax exempt industrial revenue bonds to the Alaska Industrial Development and Export Authority. The obligation was fully secured by a letter of credit issued by the Company under its syndicated credit facility. On January 7, 2004, the Company repaid the debt in its entirety and the letter of credit was returned and cancelled.

5. NEW SYNDICATED CREDIT FACILITY

On February 27, 2003, the Company arranged a new $125.0 million credit facility with a group of eight banks. The facility may be used for general corporate purposes but its main purpose is to allow for the issuance of letters of credit to various regulatory agencies to satisfy financial assurance requirements. The facility is secured by the Fort Knox mine and shares in various wholly-owned subsidiaries. As at December 31,



                                                     Kinross Gold Corporation 11

2003, there were letters of credit issued against the facility totaling $118.2 million. This has been reduced subsequent to the year end to $92.7 million as a result of the cancellation of the letter of credit supporting the industrial revenue bonds that were repaid subsequent to year end as described above.

6. ACQUISITION OF 43.44% OF OMOLON GOLD MINING COMPANY

On December 3, 2002, the Company entered into purchase agreements with four of the five Russian minority shareholders holding 44.17% of the shares of Omolon Gold Mining Company ("Omolon"). Omolon agreed to purchase these shares from the four shareholders for $44.7 million. The acquisition increased the Company's ownership interest in Omolon to 98.1% and closed in February of 2003.

7. ACQUISITION OF CROWN RESOURCES CORPORATION

On November 20, 2003, the Company announced that it had executed a definitive acquisition agreement with Crown Resources Corporation ("Crown") whereby the Company will acquire Crown and its wholly-owned Buckhorn gold deposit located in north central Washington State, approximately 67 kilometres by road from the Company's Kettle River gold milling facility. On December 16, 2003, Crown reported total proven and probable reserves, at a gold price of $350 per ounce, for the Buckhorn deposit of 2.79 million tonnes grading 11.05 grams of gold per tonne containing 991,300 ounces of gold.

The current operating plan for Buckhorn contemplates the development of an underground mine and the shipping of ore to the Kettle River mill. This development strategy addresses the major environmental issues identified during prior permitting efforts. The Company has a strong environmental record and believes that by working diligently with federal, state and local agencies as well as other stakeholders, the permitting process, initiated by Crown, can be successfully completed in a timely manner.

The Company has agreed to issue 0.2911 of a common share of the Company for each outstanding common share of Crown. The total common shares to be issued by the Company is approximately 13.6 million. A registration statement covering the issuance of the common shares has been filed with the U.S. Securities and Exchange Commission. It is anticipated that the acquisition of Crown will be completed following the effectiveness of the registration statement and the approval of the transaction by the Crown shareholders.

8. SUMMARY

The results of these material transactions were to add to the Company's annual production output, to increase reserves, to virtually eliminate all debt and to increase cash balances as at December 31, 2003 to $245.8 million.

Management considers 2003 as a transition year whereby a strong financial and operating foundation was put in place to provide a basis for future growth and profitability.

FINANCIAL/OPERATIONS
Balance sheet

Key items and statistics are highlighted below (in millions of U.S. dollars):

=======================================================================================================
                                                                    2003           2002         2001
-------------------------------------------------------------------------------------------------------
Unrestricted cash & equivalents                                   $   245.8     $   170.6     $   81.0
Current Assets                                                    $   402.3     $   246.2     $  138.7
Total Assets                                                      $ 2,142.5     $   598.0     $  577.6
Debt and other obligations1                                       $    45.7     $   205.6     $  265.3
Current Liabilities                                               $   150.0     $    73.8     $   76.7
Total Liabilities2                                                $   327.8     $   311.4     $  370.8
Shareholders' Equity3                                             $ 1,814.7     $   286.6     $  206.8
-------------------------------------------------------------------------------------------------------
STATISTICS
    Working Capital                                               $   252.3     $   172.4     $   62.0
    Working Capital Ratio4                                            2.68x         3.34x        1.81x
=======================================================================================================
1. Includes long term debt (plus the current portion thereof), preferred shares and debt and equity components of convertible debentures.

2. Includes equity component of convertible debentures, preferred shares and non-controlling interest.

3. Excludes equity component of convertible debentures.

4. Current assets divided by current liabilities.


Kinross Gold Corporation 12

REVENUES

GOLD AND SILVER SALES

The Company's primary source of revenue is from the sale of its gold production. The Company sold 1,541,575 ounces of gold in 2003, compared to 848,513 ounces in 2002 and 907,149 ounces in 2001. Revenue from gold and silver sales was $571.9 million in 2003, compared to $261.0 million in 2002 and $270.1 million in 2001. In 2003, the Company realized, on average, $357 per ounce of gold compared to $306 in 2002 and $296 in 2001. Revenue increases in 2003 were principally from the sale of gold and silver produced by the properties added from the TVX/Echo Bay combination totaling 838,883 ounces of gold equivalent and the increase in the realized gold price.


REVENUE AND PRODUCTION
=============================================================================================================
                                                                          2003         2002         2001
-------------------------------------------------------------------------------------------------------------
Attributable gold equivalent production - ounces                        1,620,410     888,634      944,803
Gold sales - ounces                                                     1,541,575     848,513      907,149
Gold sales - revenue (millions)                                        $    547.6   $   254.5    $   251.1
Gold deferred revenue realized (millions)                                     2.3         5.1         17.7
-------------------------------------------------------------------------------------------------------------
Total gold revenue realized (millions)                                 $    549.9   $   259.6    $   268.8
=============================================================================================================
Average sales price per ounce of gold                                  $      355   $     300    $     277
Deferred revenue realized per ounce of gold                                     2           6           19
-------------------------------------------------------------------------------------------------------------
Average realized price per ounce of gold sold                          $      357   $     306    $     296
=============================================================================================================
Average spot gold price per ounce                                      $      364   $     310    $     271
-------------------------------------------------------------------------------------------------------------
Silver sales revenue (millions)                                        $     22.0   $     1.4    $     1.3
-------------------------------------------------------------------------------------------------------------
Total gold and silver revenue (millions)                               $    571.9   $   261.0    $   270.1
=============================================================================================================

Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices for the commodities for each year. The ratios are 74.79 : 1 in 2003, 67.24 : 1 in 2002 and 62.00 : 1
in 2001. Silver production was 4.4 million ounces in 2003, 0.3 million ounces in 2002 and 0.4 million ounces in 2001. For 2003, 86% of the total was produced at the La Coipa mine.

Realized revenue is furnished to provide additional information and is a non-GAAP measure. This measure combined with total cash costs is intended to provide investors with information about the cash generating capability (realized revenue per ounce net of total cash costs per ounce) of the mining operations. The Company uses this information for the same purpose and for assessing the performance of its mining operations. The measure of average realized price per ounce of gold sold has been calculated on a consistent basis in each period.

INTEREST AND OTHER INCOME

The Company invests its surplus cash in high quality, interest-bearing cash equivalents. Interest and other income during 2003 totaled $12.3 million compared to $16.9 million in 2002 and $9.3 million in 2001. Interest and other income in 2003 was comprised of interest on cash deposits of $4.6 million, the Sleeper mine reclamation recovery of $4.0 million and $3.7 million of other items. This compares to 2002 interest on cash deposits of $1.5 million, arbitration settlements of $10.3 million and $5.1 million of other items. For 2001, interest on cash deposits totaled $4.9 million, insurance settlements were $1.3 million and other items totaled $3.1 million.

MARK-TO-MARKET GAIN (LOSS) ON WRITTEN CALL OPTIONS

In accordance with recommendations from the Canadian Institute of Chartered Accountants ("CICA") regarding accounting for written call options, the premiums received at the inception of the option are recorded as a liability. Changes in the fair value of the liability are recognized in earnings. The change in fair value of the written call options resulted in a mark-to-market gain of $0.4 million in 2003. This compared to a loss of $2.7 million in 2002 and a gain of $3.5 million in 2001. The remaining positions held by the Company at December 31, 2003, will expire by June 2004.

COSTS AND EXPENSES

OPERATING COSTS

Gold equivalent production in 2003 increased by 82% when compared to 2002, while operating costs increased by 122%. Operating costs were $387.3 million in 2003 compared to $174.8 million in 2002 and $180.7 million in 2001.

Total cash costs per ounce of gold equivalent production were $222 in 2003, compared to $201 in 2002 and $193 in 2002. Total cash costs per ounce of gold equivalent produced in 2003 increased at Kubaka as low-grade stockpiles were being milled. Total cash costs increased at the Porcupine Joint Venture as the Canadian dollar strengthened against the U.S. dollar materially during the year. Total cash costs at Fort Knox increased due primarily to lower gold production from the True North mine. Total cash costs for each mine are discussed in more detail in the section entitled "Operations".



                                                     Kinross Gold Corporation 13

=============================================================================================================
CONSOLIDATED PRODUCTION COSTS PER
EQUIVALENT OUNCE OF ATTRIBUTABLE                                             YEARS ENDED DECEMBER 31,
GOLD PRODUCTION                                                           2003         2002        2001
-------------------------------------------------------------------------------------------------------------
Cash operating costs                                                   $      211   $     194    $     186
Royalties                                                                      11           7            7
-------------------------------------------------------------------------------------------------------------
Total cash costs                                                       $      222   $     201    $     193
-------------------------------------------------------------------------------------------------------------
Reclamation                                                                     6           4            2
Depreciation, depletion and amortization                                       91         101           94
-------------------------------------------------------------------------------------------------------------
Total production costs                                                 $      319   $     306    $     289
=============================================================================================================

The following table reconciles the production costs per equivalent ounce of gold presented above to the operating costs presented in the consolidated financial statements.

=============================================================================================================
RECONCILIATION OF TOTAL CASH COSTS PER EQUIVALENT                            YEARS ENDED DECEMBER 31,
OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS                        2003         2002         2001
-------------------------------------------------------------------------------------------------------------
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements                               $    387.3   $   174.8    $   180.7
Operating costs for attributable production                                   0.4        13.4          7.4
Site restoration cost accruals                                               (9.4)       (3.0)        (1.9)
Change in bullion inventory                                                  (2.5)       (2.0)         1.5
Operating costs not related to gold production                              (16.4)       (4.4)        (5.2)
-------------------------------------------------------------------------------------------------------------
Total cash costs for per ounce calculation purposes                    $    359.4   $   178.8     $  182.5
-------------------------------------------------------------------------------------------------------------
Gold equivalent production - ounces                                     1,620,410     888,634      944,803
Total cash costs per equivalent ounce of gold                          $      222   $     201     $    193
=============================================================================================================

Total cash costs per equivalent ounce of gold is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating expenses as determined under generally accepted accounting principles. This measure intends to provide investors with information about the cash generating capabilities of the Company's mining operations. The Company uses this information for the same purpose and for assessing the performance of its mining operations. Mining operations are capital intensive. The measure total cash costs excludes capital expenditures but is reconciled to total operating costs for each mine. Capital expenditures require the use of cash in the current period, and in prior periods and are discussed throughout the MD&A and included in the segmented information note to the consolidated financial statements (Note 19).



Kinross Gold Corporation 14

OPERATIONS

Details of each individual mine operation, its performance and outlook are discussed in this section. First a summary:

======================================================================================================
                                                                      YEARS ENDED DECEMBER 31,
GOLD EQUIVALENT PRODUCTION (OUNCES)                              2003          2002          2001
------------------------------------------------------------------------------------------------------
PRIMARY OPERATIONS:
Fort Knox                                                       391,831       410,519       411,221
    Round Mountain (1) (4)                                      364,271             -             -
    Porcupine (2)                                               223,960       189,464       156,581
    Kubaka (3)                                                  164,006       220,972       237,162
    Paracatu (1) (5)                                             91,176             -             -
    La Coipa (1) (4)                                            144,125             -             -
    Crixas (1) (4)                                               86,698             -             -
    Musselwhite (1) (6)                                          64,978             -             -
    New Britannia (1) (4)                                        31,627             -             -
    Lupin (9)                                                    56,008             -             -
------------------------------------------------------------------------------------------------------
                                                              1,618,680       820,955       804,964
------------------------------------------------------------------------------------------------------
OTHER OPERATIONS:
    Blanket (8)                                                       -        41,612        39,592
    Refugio (4)                                                       -        13,047        67,211
    Denton-Rawhide (7)                                            1,730        11,162        17,713
    Andacollo (7)                                                     -         1,858        11,718
    Other                                                             -             -         3,605
------------------------------------------------------------------------------------------------------
Total gold equivalent ounces                                  1,620,410       888,634       944,803
======================================================================================================

1. Production data is for eleven months from January 31, 2003, to December 31, 2003.

2. 2003 production reflects the Company's 49% ownership interest in the Porcupine Joint Venture. 2002 production reflects the Company's 100% ownership interest in the Hoyle Pond mine to June 30, and its 49% ownership interest in the Porcupine Joint Venture thereafter.

3. Represents the Company's 54.7% ownership interest to February 28, 2003, and its 98.1% interest thereafter.

4. Represents the Company's 50% ownership interest.

5. Represents the Company's 49% ownership interest.

6. Represents the Company's 32% ownership interest.

7. Includes proportionate share of Denton-Rawhide and Andacollo production attributable to the Pacific
   Rim (formerly Dayton) ownership interest.

8. Because of the economic and political conditions and the negative impact of inflationary pressures in Zimbabwe, Blanket was written off in 2001, the Company commenced cost accounting for this investment in 2002 and ceased reporting its production in 2003.

9. Production data is for the period January 31, 2003, to August, 2003, when mining operations were suspended.


                                                     Kinross Gold Corporation 15

=======================================================================================================================
                                                                               YEARS ENDED DECEMBER 31,
TOTAL CASH COSTS PER OUNCE OF ATTRIBUTABLE GOLD                 -------------------------------------------------------
EQUIVALENT PRODUCTION                                                  2003              2002              2001
-----------------------------------------------------------------------------------------------------------------------
(Dollars per equivalent ounce of gold)
PRIMARY OPERATIONS:
    Fort Knox                                                           243               232               207
    Round Mountain (1)                                                  201                 -                 -
    Porcupine                                                           211               201               182
    Kubaka                                                              194               133               140
    Paracatu (1)                                                        193                 -                 -
    La Coipa (1)                                                        234                 -                 -
    Crixas (1)                                                          109                 -                 -
    Musselwhite (1)                                                     257                 -                 -
    New Britannia (1)                                                   327                 -                 -
    Lupin (1)                                                           407                 -                 -
Other operations:
    Blanket                                                               -               243               279
    Refugio                                                               -               186               242
    Denton-Rawhide                                                      221               249               248
    Andacollo                                                             -               295               259
    Other                                                                 -                 -               353
-----------------------------------------------------------------------------------------------------------------------
Average total cash costs                                                222               201               193
=======================================================================================================================

(1) Cost data is for eleven months from January 31, 2003, to December 31, 2003, except Lupin which suspended operations in August, 2003.

Total Cash Costs is a non-GAAP measure. For further information on this non-GAAP measure, please refer to the disclosure under the heading "Costs and Expenses - Operating Costs".

MINE OPERATIONS

FORT KNOX (100% OWNERSHIP AND OPERATOR) - USA

The Company acquired the Fort Knox open pit mine, located near Fairbanks, Alaska, in 1998. The Fort Knox operation consists of the main Fort Knox open pit and the True North open pit located approximately 15 kilometres northwest of Fort Knox. Gold equivalent production for 2003 was 391,831 ounces compared to 410,519 ounces in 2002 and 411,221 in 2001. The processing of lower grade True North ore that was slightly more refractory, due to the presence of sulphides, adversely impacted gold recoveries and the total cash costs per ounce in 2003. Total cash costs per gold equivalent ounce for 2003 increased to $243 from $232 in 2002 and $207 in 2001.

=======================================================================================================================
                                                                                  YEARS ENDED DECEMBER 31,
RECONCILIATION OF THE FORT KNOX TOTAL CASH COSTS PER EQUIVALENT     ---------------------------------------------------
OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS                          2003            2002             2001
-----------------------------------------------------------------------------------------------------------------------
(millions except production in ounces and per ounce amounts)

Operating costs per financial statements                                $        92.9   $        99.2   $        82.9
Site restoration cost accruals                                                   (2.5)           (1.0)           (1.2)
Change in bullion inventory                                                       4.8            (2.9)            3.3
-----------------------------------------------------------------------------------------------------------------------
Total cash costs for per ounce calculation purposes                     $        95.2   $        95.3   $        85.0
-----------------------------------------------------------------------------------------------------------------------
Gold equivalent production - ounces                                           391,831         410,519         411,221
Total cash costs per equivalent ounce of gold                           $         243   $         232   $         207
=======================================================================================================================

TOTAL CASH COSTS IS A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING "COSTS AND EXPENSES - OPERATING COSTS".

Management's expectation for the mine is for 2004 gold production of approximately 340,000 ounces at total cash costs of $220 per ounce. This reflects the intention to suspend mining of the True North mine for several months in 2004 and use the True North mining fleet to complete the next phase of the tailings dam lift at Fort Knox rather than rely on more expensive third party contractors. This will result in decreased production in 2004. Mining of True North is expected to be reactivated later in 2004 and is expected to continue into mid-2005.

Capital expenditures at the Fort Knox operations in 2003 were $26.5 million compared to $15.0 million in 2002 and $20.2 million in 2001. The majority of capital expenditures was directed towards equipment purchases and rebuilds, the drilling of pit de-watering wells and exploration. Capital expenditures for 2004 are planned to be $39.0 million including mining equipment, development, a tailings dam lift, pit de-watering wells and exploration.



Kinross Gold Corporation 16

During 2003, exploration was conducted within the Fort Knox pit, at the True North mine, on the Gil project and at Ryan Lode. Results from the Fort Knox in-pit work confirmed sufficient continuity of the mineralized zones to justify a major pit wall layback at an assumed gold price of $325 per ounce. This major layback is comprised of a three year, approximately $60.0 million capital expenditure program mostly in the form of stripping to liberate ore to prolong the economic life of the Fort Knox mine. At Gil, 10 kilometers east of the Fort Knox mine site, an engineering scoping study was completed. Reserves at year-end 2003 for Fort Knox and area deposits increased by approximately 10% to 2,945,000 ounces at a gold price of $325 per ounce.

ROUND MOUNTAIN (50% OWNERSHIP AND OPERATOR) - USA

The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, upon completion of the combination with Echo Bay on January 31, 2003. Round Mountain continues to perform well in spite of a power problem that limited mill production in the second half of 2003. The Company's share of the eleven-month production ended December 31, 2003, totaled 364,271 ounces. Gold equivalent production was positively impacted by higher gold recoveries due to the installation of new carbon columns during the second quarter and the implementation of side slope leaching of the historic dedicated leach pad.

Due to the failure of an electrical transformer, production activities in the second half of the year focused on accelerating ore placement on the dedicated leach pads to offset crushing and milling limitations. Higher grade ore, which would have been milled during a portion of the third and fourth quarters, was stockpiled. As a result of the flexibility provided by having three separate processing streams, the lower mill throughput did not severely impact production for the second half of 2003. The transformer repairs have been completed and the mill was back at full production in February 2004.

Total cash costs per gold equivalent ounce were $201 per ounce for the eleven-month period ended December 31, 2003.

The Company's expectation for Round Mountain is to produce approximately 367,000 ounces to the Company's account at total cash costs of $223 per ounce in 2004.

Costs in 2004 will increase since royalty payments are geared to the price of gold. In addition, the Nevada "Net Proceeds Tax" is also geared towards the price of gold and will negatively impact total cash costs per ounce.

====================================================================================================
RECONCILIATION OF THE ROUND MOUNTAIN TOTAL CASH COSTS PER                      ELEVEN MONTHS ENDED
EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS                    DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements                                            $         76.7
Site restoration cost accruals                                                                (1.8)
Change in bullion inventory                                                                   (1.6)
----------------------------------------------------------------------------------------------------
Total cash costs for per ounce calculation purposes                                 $         73.3
----------------------------------------------------------------------------------------------------
Gold equivalent production - ounces                                                        364,271
Total cash costs per equivalent ounce of gold                                       $          201
====================================================================================================

TOTAL CASH COSTS IS A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING "COSTS AND EXPENSES - OPERATING COSTS".

The Company's share of capital expenditures at the Round Mountain mine in 2003 was $5.7 million. Pit de-watering and dedicated leach pad construction accounted for the majority of the capital expenditures. Capital expenditures for 2004 are planned to be $8.1 million.

At the Gold Hill project, reverse circulation and diamond drilling was completed during 2003 in order to verify the existing block models. As a result of exploration activity at Round Mountain and Gold Hill, the Company's gold reserves at Round Mountain and area were 1,850,000 ounces at an estimated gold price of $325 per ounce, essentially unchanged at the end of 2003 compared to the pro forma reserves at December 31, 2002.

PORCUPINE JOINT VENTURE (49% INTEREST, PLACER DOME 51%, OPERATOR) - CANADA

On July 1, 2002, the Company formed a joint venture with a wholly-owned subsidiary of Placer Dome Inc. ("Placer"). The formation of the joint venture combined the two companies' gold mining operations in the Porcupine district in Timmins, Ontario. The ownership of this unincorporated joint venture is 51% Placer and 49% the Company. The joint venture operates pursuant to a contractual agreement and both parties receive their share of gold output in kind. Capital, exploration and operating costs are funded in proportion to each party's ownership interest. Upon creation of the joint venture, Placer contributed the Dome mine and mill and the Company contributed the Hoyle Pond, Nighthawk Lake and Pamour mines, exploration properties in the Porcupine district as well as the Bell Creek mill.

Comparative production and cost information for the first half of 2002, and for the full year ended December 31, 2001, represent the Company's results from the Hoyle Pond mine.



                                                     Kinross Gold Corporation 17

The Company's share of gold production in 2003 increased to 223,960 ounces at a total cash cost of $211 per ounce compared to 189,464 ounces during 2002 at $201 per ounce and 156,581 ounces during 2001 at $182 per ounce.

The Company's expectation for the Porcupine joint venture is to produce approximately 200,000 ounces for the Company's account at total cash costs of $230 per ounce in 2004. The reduction in production in 2004 and the cash costs per ounce increase in 2004 are due principally to the processing of lower grade ore.

============================================================================================================================
                                                                                        YEARS ENDED DECEMBER 31,
RECONCILIATION OF THE PORCUPINE TOTAL CASH                                 -------------------------------------------------
COSTS PER EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS          2003             2002           2001
----------------------------------------------------------------------------------------------------------------------------
(MILLIONS EXCEPT PRODUCTION IN OUNCES AND PER OUNCE AMOUNTS)
Operating costs per financial statements                                     $      53.4     $      38.6     $       29.1
Site restoration costs accruals                                                     (1.6)           (1.5)            (0.2)
Change in bullion inventory                                                         (1.5)            1.5              0.7
Operating costs not related to gold production                                      (2.9)           (0.6)            (1.1)
----------------------------------------------------------------------------------------------------------------------------
Total cash costs for per ounce calculation purposes                          $      47.4     $      38.0     $       28.5
----------------------------------------------------------------------------------------------------------------------------
Gold equivalent production - ounces                                              223,960         189,464          156,581
Total cash costs per equivalent ounce of gold                                $       211     $       201     $        182
============================================================================================================================

TOTAL CASH COSTS IS A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING "COSTS AND EXPENSES - OPERATING COSTS".

The Company's share of capital expenditures at the Porcupine joint venture in 2003 was $8.3 million compared to $6.7 million in 2002 and $7.9 million in 2001. This amount included expenditures on the tailings dam lift and the development of the Pamour project. Capital expenditures in 2004 are planned to be $28.7 million for the Company's share of the Pamour project and Hoyle Pond development.

The Pamour open pit feasibility study was finalized in late 2003 and permitting work was initiated. Demolition of the old Pamour headframe and associated infrastructure was completed in preparation for the development of the open pit operations. Saleable production is expected to commence in 2005.

An aggressive exploration program continued during 2003 with 88,090 metres of exploration diamond drilling completed. These activities resulted in the Porcupine joint venture replacing its reserves consumed in 2003. The Company's share of the reserves was 1,489,000 ounces at December 31, 2003 using a gold price of $325 per ounce.

KUBAKA (98.1% OWNERSHIP AND OPERATOR) - RUSSIA

The Company acquired a 54.7% interest in the Kubaka open pit mine located in the Magadan Oblast in far eastern Russia in three transactions during 1998 and 1999. In December 2002, the Company entered into purchase agreements with its former Russian partners to acquire further shares to increase its interest to 98.1%. Consideration for this further purchase was $44.7 million with the transaction closing February 28, 2003.

Mining activities at the Kubaka pit ceased in October of 2002 and the processing of relatively lower grade stockpiles commenced along with further exploration drilling.

The Company's share of gold equivalent production totaled 164,006 ounces in 2003 (54.7% ownership to February 28, 2003, 98.1% thereafter) at a total cash cost of $194 per ounce down from its 2002 share of gold equivalent production of 220,992 ounces at $133 per ounce and its 2001 share of 237,162 ounces at $140 per ounce.

============================================================================================================================
                                                                                        YEARS ENDED DECEMBER 31,
RECONCILIATION OF THE KUBAKA TOTAL CASH COSTS PER                          -------------------------------------------------
EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS                    2003             2002           2001
----------------------------------------------------------------------------------------------------------------------------
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements                                     $      30.6     $      28.6     $       34.1
Site restoration costs accruals                                                     (0.5)           (0.8)            (0.4)
Change in bullion inventory                                                          0.3            (0.1)            (1.6)
Management fees                                                                      1.6             1.6              1.0
----------------------------------------------------------------------------------------------------------------------------
Total cash costs for per ounce calculation purposes                          $      32.0     $      29.3     $       33.1
----------------------------------------------------------------------------------------------------------------------------
Gold equivalent production - ounces                                            164,006         220,972          237,162
Total cash costs per equivalent ounce of gold                                $     194       $     133       $      140
============================================================================================================================

TOTAL CASH COSTS IS A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING "COSTS AND EXPENSES - OPERATING COSTS".

Gold equivalent production in 2003 was 13% below the Company's expectations due to lower underground production which was partially



Kinross Gold Corporation 18
offset by higher than anticipated mill throughput. Underground production is expected to continue well into 2004 to supplement low-grade stockpiles and initial ore from a test pit at the Birkachan property located 28 kilometres north of Kubaka. In 2003, capital expenditures were $1.7 million compared to $0.1 million in 2002 and $0.4 million in 2001. The Company plans to spend $11.2 million in 2004 on capital expenditures principally to develop the Birkachan test pit and commence underground exploration and development of the Tsokol vein.

For 2004, Kubaka is expected to produce approximately 137,000 gold equivalent ounces at total cash costs of $260 per ounce. The expected increase in total cash costs per ounce in 2004 is due to lower grade ore being processed and the additional costs to transport the ore from the Birkachan property to the mill.

Exploration drilling during the second half of 2003 assisted in further defining mineralization at the Birkachan and Tsokol deposits. The Company's share of gold reserves at Kubaka and area, estimated at $325 per ounce of gold, increased to 410,000 ounces at year-end 2003 due to the inclusion of initial reserves at Birkachan and Tsokol, exploration success on the underground portion of Kubaka and the increase in ownership year-over-year.

PARACATU (ALSO KNOW AS BRASILIA - 49% OWNERSHIP, RIO TINTO 51%, OPERATOR) -
BRAZIL

The Company acquired its ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, upon completion of the combination with TVX on January 31, 2003. During the eleven-months ended December 31, 2003, the Company's share of gold production was 91,176 ounces at a total cash cost of $193 per ounce. In the second half of 2003, harder than anticipated ore, which reduced mill throughput, and the higher sulphide content of the ore processed, which reduced recoveries, combined to negatively impact gold production as compared to the Company's expectations. The lower gold production in addition to higher electricity, fuel and maintenance costs resulted in fourth quarter total cash costs per ounce being 20% above expectations.

The economics of the Calha Mill expansion prefeasibility study completed during the second quarter were favourable and, as a result, work is well advanced on a full feasibility study that is to be completed during the second quarter of 2004. The study envisions the installation of a SAG mill to increase mill throughput by approximately 50% to 30 million tonnes per year.

The Company expects the Paracatu mine to produce approximately 95,000 ounces to the Company's account at total cash costs of $228 per ounce in 2004. The expected increase in total cash costs per ounce in 2004 is due to the strengthening of the Brazilian Real in relation to the U.S. dollar and higher than normal electrical and fuel costs resulting from processing harder ore. The SAG mill, once commissioned in 2005, will mitigate the hard ore issue and should translate into higher production at reduced operating costs.

==============================================================================================
RECONCILIATION OF THE PARACATU TOTAL CASH COSTS PER                     ELEVEN MONTHS ENDED
EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS             DECEMBER 31, 2003
----------------------------------------------------------------------------------------------
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements                                    $         19.9
Site restoration costs accruals                                                       (0.8)
Change in bullion inventory                                                           (0.4)
Operating costs not related to gold mining                                            (1.1)
Total cash costs for per ounce calculation purposes                         $         17.6
Gold equivalent production - ounces                                                 91,176
Total cash costs per equivalent ounce of gold                               $          193
==============================================================================================

TOTAL CASH COSTS IS A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING "COSTS ANDI EXPENSES - OPERATING COSTS".

The Company's share of capital expenditures at the Paracatu mine in 2003 was $5.2 million. Capital expenditures were mainly related to additions to the mining fleet and work related to the tailings dam. The Company plans to spend $13.1 million in 2004 for capital expenditures to expand the output of the mine.

In 2003, the Company's share of reserves at Paracatu increased by almost 5% to 2,613,000 ounces of gold, estimated at a gold price of $325 per ounce, compared to the pro forma reserves for the previous year. In addition, the economies of scale resulting from the proposed expansion could lower the cut-off grade and consequently could have the impact of enhancing future reserves.

LA COIPA (50% OWNERSHIP, PLACER DOME 50%, OPERATOR) - CHILE

The Company acquired its ownership interest in the La Coipa open pit mine upon completion of the combination with TVX on January 31, 2003. The Company's share of gold equivalent production for the eleven-months ended December 31, 2003 was 144,125 ounces at a total cash cost of $234 per ounce. During the fourth quarter of the year, production was 44,454 ounces which was 48% above management's expectations at a total cash cost of $204 which was 34% below management's expectations. The much higher production and much lower costs resulted from a positive grade variance caused by a change in the sequencing of ore from Phase Three at Coipa Norte rather than Phase Five. Also, a planned maintenance shutdown in December was deferred to January 2004 causing throughput to exceed expectations.



                                                     Kinross Gold Corporation 19

The Company's expectation for the La Coipa mine is to produce approximately 145,000 gold equivalent ounces to the Company's account at total cash costs of $288 per ounce in 2004. In 2004, the Company will be mining more in-pit waste rock than in 2003, which will increase costs by approximately $6.0 million for its ownership interest. This additional cost will account for the majority of the increase in total cash costs per ounce in 2004. In 2005, total cash costs per ounce should decline as less waste is mined.

==============================================================================================
RECONCILIATION OF THE LA COIPA TOTAL CASH COSTS PER                     ELEVEN MONTHS ENDED
EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS            DECEMBER 31, 2003
----------------------------------------------------------------------------------------------
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements                                   $         34.9
Site restoration cost accruals                                                       (0.6)
Change in bullion inventory                                                          (0.6)
----------------------------------------------------------------------------------------------
Total cash costs for per ounce calculation purposes                        $         33.7
----------------------------------------------------------------------------------------------
Gold equivalent production - ounces                                               144,125
Total cash costs per equivalent ounce of gold                              $          234
==============================================================================================

TOTAL CASH COSTS IS A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING "COSTS AND EXPENSES - OPERATING COSTS".

The Company's share of capital expenditures at La Coipa during 2003 was $0.5 million and the Company plans to spend $1.4 million in 2004.

Exploration activity in 2003 at La Coipa focused on the Puren Norte deposit that has a significant silver component. Compared to the pro forma reserves of the previous year, the Company's share of gold reserves at La Coipa declined by 9% to 584,000 ounces while silver reserves increased by 18% to 37,837,000 ounces, estimated at a gold price of $325 per ounce and a silver price of $4.75 per ounce.

CRIXAS (50% OWNERSHIP, ANGLO GOLD 50%, OPERATOR) - BRAZIL

The Company acquired its ownership interest in the Crixas underground mine, located in the State of Goias, upon completion of the combination with TVX on January 31, 2003. For the eleven months ended December 31, 2003, the Company's share of production was 86,698 ounces of gold at a total cash cost of $109 per ounce.

Expectations are for the Crixas mine to produce approximately 94,000 ounces to the Company's account at total cash costs of $129 per ounce in 2004. The expected total cash costs per ounce increase in 2004 is due to the strengthening of the Brazilian real in relation to the U.S. dollar and the fact that the mine is deeper which translates into higher operating costs.

==============================================================================================
RECONCILIATION OF THE CRIXAS TOTAL CASH COSTS PER                       ELEVEN MONTHS ENDED
EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS            DECEMBER 31, 2003
----------------------------------------------------------------------------------------------
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements                                   $         10.5
Site restoration cost accruals                                                       (0.2)
Change in bullion inventory                                                          (0.8)
----------------------------------------------------------------------------------------------
Total cash costs for per ounce calculation purposes                        $          9.5
----------------------------------------------------------------------------------------------
Gold equivalent production - ounces                                                86,698
Total cash costs per equivalent ounce of gold                              $          109
==============================================================================================

TOTAL CASH COSTS IS A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING "COSTS AND EXPENSES - OPERATING COSTS".

The Company's share of capital expenditures at the Crixas mine in 2003 was $3.2 million. Planned 2004 capital expenditures are $3.3 million.

Exploration work on the Forquilha Sul zone, which overlies the principal Mina III ore body, has confirmed continuity of mineralization over a strike length of approximately 400 metres. The zone remains open and exploration drilling in 2004 will target extensions along the strike. The Company's share of 2003 gold reserves at Crixas was essentially unchanged at 470,000 ounces, estimated at a gold price of $325 per ounce, compared to pro forma reserves the previous year of 478,000 ounces.

MUSSELWHITE (31.93% OWNERSHIP, PLACER DOME 68.07%, OPERATOR) - CANADA

The Company acquired its ownership interest in the Musselwhite underground mine, located in northwestern Ontario, Canada, upon completion of the combination with TVX on January 31, 2003. For the eleven-month period ended December 31, 2003, the Company's share of gold production was 64,978 ounces at total cash costs of $257 per ounce. Operational shortfalls in the first quarter of 2003 were largely responsible for the lower than expected gold production and higher total cash costs for the year.



Kinross Gold Corporation 20

The Company's expectation for the Musselwhite mine is to produce approximately 75,000 ounces to the Company's account at total cash costs of $251 per ounce in 2004.

==============================================================================================
RECONCILIATION OF THE MUSSELWHITE TOTAL CASH COSTS PER                  ELEVEN MONTHS ENDED
EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS            DECEMBER 31, 2003
----------------------------------------------------------------------------------------------
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements                                   $         16.5
Site restoration cost accruals                                                       (0.4)
Change in bullion inventory                                                           0.8
Operating costs not related to gold mining                                           (0.2)
----------------------------------------------------------------------------------------------
Total cash costs for per ounce calculation purposes                        $         16.7
----------------------------------------------------------------------------------------------
Gold equivalent production - ounces                                                64,978
Total cash costs per equivalent ounce of gold                              $          257
==============================================================================================

TOTAL CASH COSTS IS A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING "COSTS AND EXPENSES - OPERATING COSTS".

The Company's share of capital expenditures at the Musselwhite mine in 2003 was $2.7 million. Planned 2004 capital expenditures total $3.7 million.

During 2003 over 80,000 metres of drilling was completed at Musselwhite. Positive results continue to be obtained from infill diamond drilling of the PQ Deeps zone. The Company's share of gold reserves in 2003, estimated at a gold price of $325 per ounce, was essentially unchanged at 658,000 ounces compared to pro forma reserves containing 667,000 ounces in 2002.

NEW BRITANNIA (50% OWNERSHIP AND OPERATOR) - CANADA

The Company operates and owns a 50% interest in the New Britannia underground mine, located in northern Manitoba, acquired in the combination with TVX on January 31, 2003. The Company's share of gold production for the eleven-months ended December 31, 2003 was 31,627 ounces at total cash costs of $327 per ounce. During the fourth quarter of 2003 the Company's share of gold production was a disappointing 6,567 ounces at total cash costs of $408 per ounce. The Company and its joint venture partner, High River Gold Mines Limited have completed an initial evaluation of the future of the mine. Due to the escalating unit cost and rapidly declining gold reserves, it is currently projected that gold production from New Britannia will be suspended in the first half of 2005.

The Company's revised expectation for the New Britannia mine is to produce approximately 34,000 ounces to the Company's account at total cash costs of $320 per ounce in 2004. The Company continues to evaluate various mining options at New Britannia and is closely monitoring progress towards achieving the targets in the revised plan.

==============================================================================================
RECONCILIATION OF THE NEW BRITANNIA TOTAL CASH COSTS PER                ELEVEN MONTHS ENDED
EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS            DECEMBER 31, 2003
----------------------------------------------------------------------------------------------
(millions except production in ounces and per ounce amounts)
Operating costs per financial statements                                   $         11.3
Site restoration cost accruals                                                       (0.1)
Change in bullion inventory                                                          (0.8)
Operating costs not related to gold mining                                           (0.1)
----------------------------------------------------------------------------------------------
Total cash costs for per ounce calculation purposes                        $         10.3
----------------------------------------------------------------------------------------------
Gold equivalent production - ounces                                                31,627
Total cash costs per equivalent ounce of gold                              $          327
==============================================================================================

TOTAL CASH COSTS IS A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE REFER TO THE DISCLOSURE UNDER THE HEADING "COSTS AND EXPENSES - OPERATING COSTS".

The Company's share of capital expenditures at the New Britannia mine in 2003 was $1.0 million. No capital expenditures are planned for 2004.

LUPIN (100% OWNERSHIP AND OPERATOR) - CANADA

The Company operates the Lupin underground mine, located in the Nunavut Territory, acquired in the combination with Echo Bay on January 31, 2003.

In August 2003, the Company announced the immediate suspension of operations at the Lupin mine due to the poor economic performance of the operation over a protracted period of time. As a result, there was no gold production during the fourth quarter of 2003 and gold production for the full year was 56,008 ounces at total cash costs of $407 per ounce. The plant and equipment was placed on care and maintenance pending



                                                     Kinross Gold Corporation 21
the results of the review of future alternatives for the property. Personnel have remained on site to continue with environmental management programs to ensure compliance with all regulatory requirements. The Company incurred $9.1 million for severence and holding costs during the balance of 2003 as operations remained suspended.

During the fourth quarter of 2003, a review of alternatives for the property concluded that the development of a mine plan to extract the shaft and crown pillars and previously developed remnant ore was appropriate. Consequently, plans have been developed that consume the remaining supply inventories and the projected cash flow, at a gold price of $350 per ounce, supports the remaining mine carrying value. Therefore, no impairment has been recorded in 2003. During the first quarter of 2004, the Company has been preparing to reactivate Lupin with the objective of producing 79,000 ounces in 2004 at total cash costs of $319 per ounce with additional production to mid-2005. Mill operations and gold production are to commence in March, 2004.

====================================================================================================
RECONCILIATION OF THE LUPIN TOTAL CASH COSTS PER                                ELEVEN MONTHS ENDED
EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS                     DECEMBER 31, 2003
----------------------------------------------------------------------------------------------------
(millions except production in ounces and per ounce amounts)

Operating costs per financial statements                                            $       35.6
Site restoration cost accruals                                                              (0.8)
Change in bullion inventory                                                                 (2.9)
Operating costs not related to gold mining                                                  (9.1)
----------------------------------------------------------------------------------------------------
Total cash costs for per ounce calculation purposes                                 $       22.8
----------------------------------------------------------------------------------------------------
Gold equivalent production - ounces                                                       56,008
Total cash costs per equivalent ounce of gold                                       $        407
====================================================================================================

TOTAL CASH COSTS IS A NON-GAAP MEASURE. FOR FURTHER INFORMATION ON THIS NON-GAAP MEASURE, PLEASE
REFER TO THE DISCLOSURE UNDER THE HEADING "COSTS AND EXPENSES - OPERATING COSTS".

Capital expenditures at the Lupin mine in 2003 were $1.1 million. No capital expenditures are planned for 2004.

EXPENSES

GENERAL AND ADMINISTRATIVE

General and administrative costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. General and administrative costs include the costs incurred at two corporate offices located in Toronto and Reno. There are two leases associated with the Toronto office which expire in 2005 and in 2007 while the Reno office lease expires in 2006. General and administrative expenses totaled $25.0 million in 2003 compared to $11.3 million in 2002 and $10.1 million in 2001.

The 2003 general and administrative expenses are higher due to the increased size of the Company resulting from the combination with TVX and Echo Bay, increased costs associated with compliance with new regulatory requirements and increased costs dealing with transitional issues when compared to 2002. As the Company continues to realize synergies associated with the combination, general and administrative expenses are estimated to decrease to $21.0 million in 2004.

EXPLORATION AND BUSINESS DEVELOPMENT

Total exploration and business development expenses in 2003 were $24.3 million, compared with $11.6 million in 2002 and $7.9 million in 2001. Exploration activities increased significantly in 2003 upon completion of the TVX and Echo Bay combination and as a result of higher gold prices. Exploration activities were focused principally at and around existing operating mines and at the Kettle River - Emanuel Creek project in Washington State and the Refugio project in Chile. During 2003, the Company spent $11.3 million on exploration at mines it operates including $2.7 million at Kettle River, $2.4 million at Fort Knox including the True North, Gil and Ryan Lode projects, $2.1 million on district exploration and advancing the Gold Hill project at Round Mountain and $1.3 million in the Kubuka area. At the Company's joint venture properties operated by others, the Company's portion of exploration expenditures in 2003 totaled $6.0 million including $2.5 million at Porcupine and $2.1 million at Musselwhite. Other exploration expenses totaled $3.8 million, of which $1.4 million was spent at Refugio.

As a result of this exploration activity and using a gold price assumption of $325 per ounce compared to $300 per ounce the previous year, gold reserves increased by 978,000 ounces, an increase of 7.4% during 2003. Total reserve growth was 2,742,000 ounces of gold in 2003, thereby more than offsetting reserve depletion during the year.

For 2004, the Company plans to spend a minimum of $20 million on its exploration program in order to replace and increase reserves at existing mines and increase reserves at development projects.


Kinross Gold Corporation 22

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization totaled $140.9 million in 2003 compared to $85.3 million in 2002 and $85.8 million in 2001. Depreciation, depletion and amortization have decreased per equivalent ounce of gold to $91 in 2003 from $101 in 2002 and $94 in 2001. The 2003 decrease per equivalent ounce of gold was largely due to the impact of the combination with TVX and Echo Bay and the increase in the reserve base of the Company. It is expected that depreciation, depletion and amortization expenses will increase by approximately 4.8% in 2004 to $147.7 million but is expected to decline marginally per gold equivalent ounce as production levels are expected to increase in 2004 compared to 2003.

GAIN ON DISPOSAL OF ASSETS

The net gain on asset disposals for the year 2003 totaled $29.5 million. The bulk of this is from the gain on the sale of equity investments in Minefinders Corporation Ltd., Pacific Rim Mining Corporation, and Endeavour Mining Capital Corporation totaling $26.0 million as described in the section entitled "Material Events". There can be no assurance that similar gains will occur in future years. Gains in 2002 were $2.7 million and $1.2 million in 2001.

INTEREST EXPENSE

Interest expense totaled $5.1 million in 2003, compared to $5.0 million in 2002 and $9.1 million in 2001. Interest expense in 2003 is comprised of $0.2 million relating to interest on the Kubaka project loans, $1.2 million of interest on the industrial revenue bonds and the Fort Knox capital leases, $2.4 million of interest on the debt component of the convertible debentures and $1.3 million on other items. Interest expense is expected to decrease substantially in 2004 as the convertible debentures and the industrial revenue bonds have been fully repaid.

FOREIGN EXCHANGE (GAIN) LOSS

For 2003 the Company recorded net gains on foreign currency transactions of $3.3 million compared to net losses in 2002 of $4.3 million and $0.5 million in 2001.

The Company's monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the average rate of exchange for the year. Exchange gains and losses are included in income.

The foreign exchange risks facing the Company and the impact of swings in the currencies in which the Company conducts its operations in relation to the U.S. dollar are discussed later in the "Risk Analysis" section.

Since the Company's major exposure to foreign currencies is the relationship between the Canadian and the U.S. dollar, the Company has entered into foreign exchange forward contracts to sell U.S. dollars and buy Canadian dollars. As at December 31, 2003, the contracts to buy Canadian dollars totaled CDN $28.4 million at an average exchange rate of 1.4221.

ASSET WRITE-DOWNS AND NON-CASH CHARGES

Impairment analysis for the operating assets consists of comparing the estimated undiscounted future net cash flows on an area of interest basis with the assets' carrying values, and when the future net cash flows are less than the carrying value of any particular asset, a write-down is recorded. Over the past three years gold has averaged $315 per ounce and closed the year at $417 per ounce. Subsequent to the end of 2003, gold has continued to trade above $390 per ounce. In addition to considering current and historical spot gold prices, the Company reviewed analysts' reports and participated in external surveys. As a result of this trend, and external survey expectations for spot gold prices, the Company used an assumption of $350 per ounce for gold for impairment analysis in 2003, compared to $325 per ounce in 2002.

Asset write-downs and non-cash charges totaled $9.9 million in 2003 compared to $7.9 million in 2002 and $16.1 million in 2001. The 2003 write-downs relate to a reduction in the carrying value of E-Crete of $5.2 million and $4.7 million of other write-downs. The 2002 write-down and other non-cash charges were principally as a result of increases in reclamation provisions at the closure properties.

SHARE OF LOSS OF INVESTEE COMPANIES

The Company's share of gain or loss of investee companies was $ nil in 2003, compared to a loss of $0.6 million in 2002 and $2.2 million in 2001. The Company accounts for investments on an equity basis when it owns more than 20% and exercises significant influence over management and operations of the business. As at December 31, 2003, the Company did not have any investments accounted for on an equity basis.

INCOME AND MINING TAXES

The Company is subject to tax in various jurisdictions including Canada, the United States, Russia, Brazil and Chile. The Company has substantial operating losses and other tax deductions in Canada, the United States and Chile (Refugio mine) to shelter future taxable income in those jurisdictions. The 2003 liability arose from income taxes in Russia, Brazil, Chile (La Coipa mine) and federal large corporations tax and provincial mining taxes in Canada. The Company's joint venture investments in the La Coipa and Refugio mines are held in separate Chilean companies, each of which is subject to tax.

SITE RESTORATION COSTS

Although the ultimate amount of reclamation and closure costs is uncertain, the Company estimates its closure obligations at December 31, 2003 to be $146.3 million based on information currently available including preliminary closure plans and existing regulations. As at December

                                                     Kinross Gold Corporation 23

31, 2003, the Company has accrued $119.7 million of this estimated obligation compared to the December 31, 2002 accrual of $57.0 million and the December 31, 2001 accrual of $55.6 million. The major reason for the significant increase at December 31, 2003 was the accrual established for the acquired properties resulting from the TVX and Echo Bay combination.

The Company plans reclamation spending of $19.2 million in 2004 compared to $19.3 million in 2003.

LIQUIDITY AND CAPITAL RESOURCES

The mining business is highly capital intensive. It is imperative that the Company be liquid with sufficient cash resources to meet the objectives of expanding existing mine production, to add to its reserves through exploration and development and to have the ability to acquire properties.

OPERATING ACTIVITIES

Cash flow provided from operating activities was $92.7 million in 2003 compared to $59.5 million in 2002 and $75.0 million in 2001. The improvement in cash flow for 2003 was due principally to the properties added from the TVX and Echo Bay combination and the increase in the price received per ounce of gold sold.

FINANCING ACTIVITIES

(i) Equity issues

o On August 28, 2003, the Company issued 23.0 million common shares for gross proceeds of $152.5 million. The net proceeds from the offering were used to redeem the outstanding 5.5% convertible unsecured subordinated debentures. The principal amount of the convertible debentures was $144.8 million. The convertible debentures were redeemed on September 29, 2003.

o On November 14, 2003, the Company issued 6.7 million common shares upon the exercise of Echo Bay warrants. Total proceeds of $34.9 million were realized.

(ii) CREDIT FACILITY

As at December 31, 2002, the Company had a $30.0 million operating line of credit in place with a bank syndicate which was being utilized for letters of credit purposes. As at December 31, 2002, $38.5 million of letters of credit were issued under this facility requiring the Company to restrict $8.5 million of cash. On February 27, 2003, the Company entered into a new credit facility for $125.0 million with a maturity date of December 31, 2005. The primary purpose of the new credit facility is to provide credit support so the Company can issue letters of credit to satisfy financial assurance requirements.

The new credit facility is extendable for further one-year periods with the mutual agreement of the Company and the banks. Interest rates and letters of credit fees vary based on the results of the net debt to operating cash flow ratio and a standby fee is charged on the unused amount. As at December 31, 2003 the letter of credit fee was 1.5% and the standby fee 0.3%. The facility was put in place prior to certain events that significantly improved the financial position and liquidity of the Company, notably, the equity issue, the debenture redemption and the sale of non-core investments. The covenants in the loan agreement were, therefore, tailored towards the then balance sheet. As a result, the Company is well within the financial covenants which include a test of minimum tangible net worth, an interest coverage ratio, a net debt to operating cash flow ratio and a minimum proven and probable reserve test. The Company was in compliance with all covenants at December 31, 2003. The Company is in discussions with the banks to extend the maturity date and possibly increase the size of the credit facility.

The loan facility is secured by the assets of the Fort Knox mine as well as by shares in various wholly-owned subsidiaries.

The Company had restricted cash of $21.1 million at December 31, 2002, which was comprised of $8.5 million of cash securing letters of credit issued in excess of the maximum allowable under the then credit facility, $12.2 million representing the Company's share of restricted cash subject to a court ordered freeze in Russia and $0.4 million of other items. The court ordered freeze resulted from legal claims against Omolon alleging that the original issuance of its shares was flawed and therefore, null and void. On January 8, 2003, the claim was dismissed and the restrictions on cash were released.

The Company had restricted cash of $5.1 million at December 31, 2003. This restricted cash is associated with cash deposits that were made by Echo Bay to secure letters of credit for various financial assurance requirements. At the end of the year, letters of credit had been issued to replace all of the old financial assurances. Some state agencies have not released, as yet, the old financial assurance they were holding resulting in the restricted cash balances which are expected to be released in 2004.

DEBT REPAYMENT

The Company's outstanding convertible debentures were fully repaid during the third quarter of 2003, at par, using the proceeds of the equity issue which closed on August 28, 2003.

Other long-term debt of $10.5 million was repaid during the year including $4.7 million of capital leases, $3.8 million of debt at E-Crete and $2.0 million of debt in Russia.

Kinross Gold Coporation 24

No dividends were declared or paid to the holders of the convertible preferred shares of subsidiary company Kinam Gold Inc., in 2003, 2002 or 2001.

As at December 31, 2003, the Company's long-term debt was $0.7 million consisting of various capital leases. The current portion of the long-term debt is $29.4 million which includes $25.0 million in respect of the industrial revenue bonds, which were repaid on January 7, 2004.

INVESTING ACTIVITIES

Additions to property, plant and equipment were $73.4 million in 2003 compared to $22.6 million in 2002 and $30.4 million in 2001. The amount of capital expenditures per mine is included in the "Operations" section. Capital expenditures increased by $50.8 million in 2003 with $28.9 million spent on additions to the mines added pursuant to the Echo Bay and TVX combination, including $9.5 million in preparation for the reactivation of the Kettle River operation with ore from the Emanuel zones. The largest amount spent was at the Fort Knox mine at $26.5 million. The remainder was spent fairly evenly across the other operating mines including the mines added by the combination. All capital expenditures were funded from cash flow provided from operating activities.

LIQUIDITY OUTLOOK

As a result of the operating, financing and investing activities during 2003, the Company has significantly strengthened its financial condition and liquidity such that as at December 31, 2003, cash and cash equivalents totaled $245.8 million.

The Company has planned an aggressive spending program for 2004. The three major uses of cash, outside of operating activities, are expected to be:

================================================================================
                                                                 (in millions)
--------------------------------------------------------------------------------
    Site Restoration                                              $     19.2
    Exploration                                                         20.0
    Property, Plant and Equipment additions                            165.0
--------------------------------------------------------------------------------
    Total                                                         $    204.2
================================================================================

The site restoration and exploration costs are discussed in more detail in the section entitled "Financial/Operations".

(i) 2004 CAPITAL ADDITIONS

The Company plans to spend $165.0 million on additions to its property, plant and equipment in 2004. This is a significant increase over the $73.4 million spent in 2003. Management believes that, with the price of gold in the $400 range, it is the correct time to upgrade and expand its mining operations. Below is a summary by mine of the planned expenditures. All amounts presented represent the Company's proportionate share of planned expenditures.

================================================================================
                                                                 (in millions)
--------------------------------------------------------------------------------
Fort Knox                                                         $     39.0
Round Mountain                                                           8.1
Porcupine                                                               28.7
Kubaka                                                                  11.2
Paracatu                                                                13.1
La Coipa                                                                 1.4
Crixas                                                                   3.3
Musselwhite                                                              3.7
Refugio                                                                 52.3
Other                                                                    4.2
--------------------------------------------------------------------------------
                                                                  $    165.0
================================================================================

The major projects are for equipment and development at Fort Knox, the expansion and recommissioning of Refugio, the Pamour open pit project for the Porcupine joint venture and the mill expansion at Paracatu. This spending is in pursuit of expanding production and reserves and improving operating efficiencies.

The total spending program of $204.2 million is expected to be paid for, in its entirety, with cash flow provided from operating activities.

(ii) CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Once the industrial revenue bonds were repaid in January 2004, the Company was essentially debt free. Therefore, there are no significant debt repayment obligations for the balance of 2004.

                                                     Kinross Gold Corporation 25

The Company has entered into an agreement to acquire Crown in exchange for the issuance of the Company's common shares. The Company will not issue fractional shares to the shareholders of Crown resulting in a small amount that will be paid in cash. This acquisition is fully discussed in the section entitled "Material Events".

A Brazilian Central Bank program enables exporters to borrow US dollars and commit to conduct export activities. The borrowed amounts are then reinvested locally at rates in excess of those on the loans. These contracts are referred to as export prepayment contracts. The Company's Paracatu joint venture participates in this program and entered into contracts during 2000 and 2001, which were immediately assigned to a Brazilian bank. The joint venture receives a premium instead of the higher interest rate earned by the bank. The lenders of the funds agreed to the assignment of the borrowed amounts to the local bank. There is no obligation by the Company to repay any of the borrowed amounts. The Company has $1.1 million of unearned premium related to these export prepayment contracts at December 31, 2003. The Company will earn this premium as it exports gold. As at December 31, 2003, the Company is committed to export $50.4 million of gold, $25.9 million in 2004 and $24.5 million in 2005.

=========================================================================================================================
Contractual (millions)                             Total        2004         2005         2006        2007       2008+
-------------------------------------------------------------------------------------------------------------------------
Long-term debt obligations                       $    27.8   $    27.8    $       -    $       -   $       -   $      -
Capital lease obligations                              2.3         1.6          0.7            -           -          -
Operating lease obligations                            9.3         3.0          3.0          2.6         0.7          -
Purchase obligations                                   5.7         5.7            -            -           -          -
Export prepayment contracts                           50.4        25.9         24.5            -           -          -
Other long-term liabilities reflected on
  the balance sheet under CDN GAAP                     2.5         0.4          0.3          0.3         0.3        1.2
-------------------------------------------------------------------------------------------------------------------------
Total                                            $    98.0   $    64.4    $    28.5    $     2.9   $     1.0   $    1.2
=========================================================================================================================

(iii) FINANCIAL INSTRUMENTS

The Company manages its exposure to fluctuations in commodity prices and foreign exchange rates by entering into derivative financial instrument contracts in accordance with the formal risk management policies approved by its Board of Directors. The Company does not hold or issue derivative contracts for speculative or trading purposes. The Company's exposure with respect to foreign exchange is addressed under the heading "Expenses - Foreign Exchange" and in the section entitled "Risk Analysis - Foreign Exchange Risk" and, with respect to commodities, in the section entitled "Risk Analysis - Commodity Price Risks".

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are described in Note 1 to the consolidated financial statements including the recognition of revenue which occurs upon shipment to third-party gold refineries when the sales price is fixed and title has passed to the customer. The preparation of the Company's consolidated financial statements in conformity with Canadian ("CDN") GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates of useful lives are accounted for prospectively from the date of change. Actual results could differ from these estimates.

The assets and liabilities which require management to make significant estimates and thus are deemed critical accounting policies are:

   o Carrying value of goodwill
   o Carrying value of operating mines, mineral rights, development properties and other assets
   o Depreciation, depletion and amortization
   o Inventories
   o Site restoration accruals
   o Provision for income and mining taxes
   o Contingencies

CARRYING VALUE OF GOODWILL

Goodwill of $918.0 million arose as a result of the Company's combination with TVX and Echo Bay. The total purchase price was $683.8 million for TVX and $634.9 million for Echo Bay. In the final purchase equation, the identifiable assets acquired and liabilities assumed were recorded at amounts equal to their respective fair values as at January 31, 2003, being the effective date of the combination. The remaining balance of the purchase price was allocated to goodwill. Goodwill is not subject to amortization but is subject to annual tests for impairment.

Goodwill has been allocated to two reporting units: the Exploration and Acquisitions reporting unit and the Corporate reporting unit.

Kinross Gold Corporation 26

EXPLORATION AND ACQUISITIONS REPORTING UNIT

The fundamental objective of the Exploration and Acquisitions reporting unit is to sustain and enhance growth in the Company's mineral reserves through successful exploration programs and acquisitions of gold assets either directly or indirectly, through corporate acquisition activities.

Goodwill of $908.4 million has been allocated to this reporting unit. The reporting unit's assets include the Company's exploration properties, its exploration experience and its senior management's focus on value-enhancing acquisitions.

As a result of the business combination, the Company has estimated that it will add 2.6 million ounces to proven and probable reserves annually, computed on a three-year rolling average basis. The Company's fundamental underlying objective is to replace annual production plus add an additional 0.4 to 0.8 million ounces to proven and probable reserves each year. The assignment of goodwill to the Exploration and Acquisitions reporting unit is premised upon the position that as a result of the combination with TVX and Echo Bay, the Company now has a portfolio of mining and exploration assets, the financial strength, and the currency, in the form of its common stock, that will allow it to focus upon the significant enhancement of its reserves not only through its exploration programs but also by becoming a fully competitive contender in bidding for gold assets as they become available throughout the world.

The key strategy of the Company and the most relevant measure of its success is its growth in annual production levels. The combination with TVX and Echo Bay was accretive to the Company not only by adding immediately to production and cash flow but by also allowing the Company to establish a global platform from which it can meet its long-term growth objectives.

The amount of goodwill assigned to the Exploration and Acquisitions reporting unit upon completion of the combination is intended to represent the increase in the value of the Company resulting from the combination which can be attributed to the enhancement of the Company's ability to significantly increase its mineral reserves and hence, increase its future production capabilities. The quantification of this increase in value was based upon a discounted cash flow methodology that assumed an average annual increase in proven and probable reserves of 2.6 million ounces (computed on a three-year rolling average basis) for a 10 year period, a value of $52 for each ounce added to proven and probable reserves (based upon a gold price of $325 per ounce) and a discount rate of 7%, representing the Company's cost of capital.

While the Company believes that this discounted cash flow model provides a reasonable basis for the allocation of goodwill to the Exploration and Acquisitions reporting unit, the Company also recognizes that the actual timing and value of additions to proven and probable reserves in the future could be significantly different from the assumptions used in the model. In this respect, reducing the additions to proven and probable reserves by 300,000 ounces per year would decrease the value of the goodwill by $69.0 million, keeping other variables constant. A reduction in the gold price to $300 would have the impact of reducing the value of the goodwill by $416.0 million, keeping other variables constant.

The Company tested the goodwill for impairment as at December 31, 2003. In carrying out the impairment test, the Company considered the following factors:

1. The Company must maintain its exploration budget at a minimum of $20 million per annum.

2. On a three year rolling average basis, the Company must meet its target of adding 2.6 million ounces to its proven and probable reserves annually.

3. At the time of the impairment testing, a value of $58 for each ounce to be added to proven and probable reserves (based upon a gold price of $350 per ounce) and a discount of 7% were utilized.

The Company concluded that there was no impairment of the goodwill allocated to the Exploration and Acquisitions reporting unit as at December 31, 2003.

CORPORATE REPORTING UNIT

Goodwill of $9.6 million has been allocated to the Corporate reporting unit. This allocation is based upon the anticipated reduction in corporate overhead resulting from synergies arising from the business combination. The value of this component of the total goodwill has been determined based upon the net present value of the anticipated savings over a five year period calculated using a discount rate of 7%, representing the Company's cost of capital.

For purposes of impairment testing at December 31, 2003, the Company determined that 50% of the anticipated annual savings should be the target for 2003 in recognition of the fact that significant "one-time" costs were incurred in 2003 in order to effect the combination. The Company has concluded that there was no impairment of the goodwill allocated to the Corporate reporting unit as at December 31, 2003.

CARRYING VALUE OF OPERATING MINES, MINERAL RIGHTS, DEVELOPMENT PROPERTIES AND OTHER ASSETS

The Company reviews and evaluates the carrying value of its operating mines and development properties for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded. Future cash flows are based on estimated future recoverable mine production, expected sales prices (considering current and historical prices, price trends and related factors), production levels, cash costs of production, capital and reclamation costs, all based on detailed engineering

                                                     Kinross Gold Corporation 27
life-of-mine plans. Future recoverable mine production is determined from proven and probable reserves and measured, indicated and inferred mineral resources after taking into account losses during ore processing and treatment. Estimates of recoverable production from measured, indicated and inferred mineral interests are risk adjusted based on management's relative confidence in converting such interests to proven and probable reserves. All long-lived assets at a particular operation are considered together for purposes of estimating future cash flows. In the case of exploration stage mineral interests associated with greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. It is possible that changes in estimates could occur which may affect the expected recoverability of the Company's investments in mineral properties.

These changes in estimates could include differences in estimated and actual cash costs of mining, differences between actual gold and silver prices and price assumptions used in the estimation of reserves and resources, differences in capital expenditure and reclamation cost estimates.

The reviews and evaluations completed for 2003, 2002 and 2001 determined that certain asset values had become impaired and certain site restoration costs were under-accrued. Assets identified as impaired were written-down to their estimated recoverable amounts while accruals were made for certain restoration costs. The components of the asset write-downs and other non-cash charges are as follows: 2003 2002 2001

======================================================================================================
                                                                        2003       2002       2001
------------------------------------------------------------------------------------------------------
Blanket mine - producing mine                                         $      -   $      -   $    11.8
E-Crete - aerated concrete producer                                        5.2          -           -
Delamar property - reclamation project                                     2.0        5.7         4.3
Haile property - reclamation project                                       0.8        0.6           -
Sleeper property - reclamation project                                       -        0.3           -
Q.R. property - reclamation project                                          -        1.1           -
Loan receivable from joint venture partner                                 1.2          -           -
Marketable securities                                                      0.2        0.1           -
Long-term investments                                                      0.5        0.1           -
------------------------------------------------------------------------------------------------------
                                                                      $    9.9   $    7.9   $    16.1
======================================================================================================

In the fourth quarter of 2003, following a comprehensive review of its properties, the Company determined that the net recoverable amount of E-Crete, a producer of aerated concrete located in Phoenix, Arizona, was less than net book value. Accordingly, the Company recorded a $5.2 million write-down. In addition, the Company determined that a loan receivable from a joint venture partner was not collectible and that the liabilities previously accrued to reclaim certain closure properties were insufficient and required a further $2.8 million accrual. The 2003 fourth quarter review was performed using a gold price assumption of $350 per ounce.

In the fourth quarter of 2002, following a comprehensive review of its mining properties, the Company determined that the liabilities accrued to reclaim certain closure properties were insufficient and required a further $7.7 million accrual. These adjustments were required due to new and more stringent regulatory requirements for mine closures. The 2002 fourth quarter review was performed using a gold price assumption of $325 per ounce.

In the fourth quarter of 2001, following a comprehensive review of its mining properties, the Company determined that the estimated cost to reclaim the Delamar property was insufficient and required a further $4.3 million accrual. This adjustment was required due to a reassessment of the amount of water to be reclaimed from this site. In addition, as a result of the extreme inflationary pressures in Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services and the then current civil unrest, the Company recorded a write-down of the carrying value of the Blanket mine by $11.8 million. Furthermore, the political situation in Zimbabwe and the related social and economic instability have prevented the Company from continuing to exercise control of its subsidiary in Zimbabwe, which operates the Blanket mine. Consequently, due to the imposition of severe foreign exchange and currency export restrictions and the uncertainty as to whether the Zimbabwean subsidiary had the ability to distribute its earnings, the Company discontinued the consolidation of the Zimbabwean subsidiary effective December 31, 2001. The investment in the subsidiary is nil following the write-down of the Blanket mine described above. The 2001 fourth quarter review was performed using a gold price assumption of $300 per ounce.

DEPRECIATION, DEPLETION AND AMORTIZATION

I. BUILDING, PLANT & EQUIPMENT

New facilities, plant and equipment are recorded at cost and carried net of depreciation. Mobile and other equipment is amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives range from 2 to 5 years, but do not exceed the related estimated mine life based on proven and probable reserves. Plant and other facilities, used in carrying out the mine operating plan, are amortized using the units-of-production ("UOP") method over the estimated life of the ore body based on recoverable ounces to be mined

Kinross Gold Corporation 28
from estimated proven and probable reserves. Repairs and maintenance expenditures are expensed as incurred. Expenditures that extend the useful lives of existing facilities or equipment are capitalized and amortized over the remaining useful life of the related asset.

II. MINERAL EXPLORATION AND MINE DEVELOPMENT COSTS

Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the UOP method over the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves. At the Company's open pit mines, these costs include costs to further delineate the ore body and remove overburden to initially expose the ore body. The Company expenses in-pit stripping costs as incurred. At the Company's underground mines, these costs include the cost of building access ways, shaft sinking and access, lateral development, drift development, ramps and infrastructure development.

Major development costs incurred after the commencement of production are amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves.

Ongoing development expenditures to maintain production are charged to operations as incurred.

III. MINERAL INTERESTS

Mineral interests include acquired mineral use rights in production, development and exploration stage properties. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as part of a business combination. The values of such mineral use rights are primarily driven by the nature and amount of mineral interests believed to be contained, or potentially contained, in properties to which they relate.

Production stage mineral interests represent mineral use rights in operating properties that contain proven and probable reserves. Development stage mineral interests represent mineral use rights in properties under development that contain proven and probable reserves. Exploration stage mineral interests represent mineral use rights in properties that are believed to potentially contain: (i) other mineralized material such as measured, indicated or inferred mineral resources with insufficient drill spacing to qualify as proven and probable reserves which is in close proximity to proven and probable reserves and within the immediate mine structure; or (ii) around - mine exploration potential such as inferred mineral resources not immediately adjacent to existing reserves and mineralization but located within the immediate mine infrastructure and (iii) other mine-related or greenfields exploration potential that is not part of measured or indicated resources and is comprised mainly of material outside of the immediate mine area.

Currently, under CDN GAAP, pursuant to CICA Handbook Section 1581 (Appendix A31) "business combinations" and Section 3062 "goodwill and other intangible assets", mineral use rights are listed as contract-based intangible assets. These new Handbook sections resulted in a conflict between previously issued accounting standards included in the CICA Handbook Section 3061 and EIC-126, which identify acquired mineral rights as property, plant and equipment.

The Company has elected to account for the mineral use rights it acquired after January 1, 2002, in accordance with the CICA Handbook Sections 1581 and 3062. Had the Company elected to account for acquired mineral use rights in accordance with CICA Handbook Sections 3061 and EIC-126, the Company would increase property, plant and equipment by $260.1 million and reduce mineral interests by $260.1 million as at December 31, 2003. There would be no effect on reported earnings.

The Company's mineral use rights generally are enforceable regardless of whether proven and probable mineral reserves have been established. The Company has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proven and probable reserves and/or undeveloped mineral interests.

Production stage mineral interests are amortized over the life of mine using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves. Development stage mineral interests are not amortized until such time as the underlying property is converted to the production stage. With respect to exploration stage mineral interests, the excess of the carrying value over the residual value is amortized on a straight-line basis over the period that the Company expects to convert, develop or further explore the underlying properties. Residual values for exploration stage mineral interests represent the expected fair value of the interests at the time the Company plans to convert, develop, further explore or dispose of the interests. The residual values range from 75% to 90% of the gross carrying value of the respective exploration stage mineral interests. Residual values are determined for each individual property based on the fair value of the exploration stage mineral interest, and the nature of, and the Company's relative confidence in, the mineralized material believed to be contained, or potentially contained, in the underlying property. Such values are based on (i) discounted cash flow analyses for those properties characterized as other mineralized material and around - mine exploration potential and (ii) recent transactions involving similar properties for those properties characterized as other mine-related exploration potential and greenfields exploration potential. Based on its knowledge of the secondary market that exists for the purchase and sale of mineral properties, the Company believes that both methods result in a residual value that is representative of the amount that the Company could expect to receive if the property were sold to a third party. When an exploration stage

                                                     Kinross Gold Corporation 29
mineral interest is converted to a development or production stage mineral interest, the residual value is reduced to zero for purposes of calculating UOP amortization.

The expected useful lives and residual values used in amortization calculations are determined based on the facts and circumstances associated with the mineral interest. The useful lives used to amortize production stage mineral interests range from 3 to 19 years. The Company evaluates the remaining amortization period and residual value for each individual mineral interest on at least an annual basis. Any changes in estimates of useful lives and residual values are accounted for prospectively from the date of the change.

The calculation of UOP depreciation, depletion and amortization on buildings, plant and equipment, mineral exploration and mine development costs and mineral interests could be materially affected by change in estimates. These changes in estimates could be as a result of actual future production differing from current forecasts of future production based on proven and probable reserves. These factors could include an expansion of proven and probable reserves through exploration activities, differences between estimated and actual cash costs of mining and differences in gold and silver prices used in the estimation of proven and probable reserves.

The calculation of straight line amortization of intangible assets could be materially affected by changes in the estimated useful life and residual values. These changes could be a result of exploration activities and differences in gold and silver prices used in the estimation of resources.

Significant judgement is involved in the determination of useful life and residual values for the computation of depreciation, depletion and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

INVENTORIES

Expenditures and depreciation, depletion and amortization of assets incurred in the mining and processing activities that will result in future gold production are deferred and accumulated as ore in stockpiles, ore on leach pads and in-process inventories. These deferred amounts are carried at the lower of average cost or net realizable value ("NRV"). NRV is the difference between the estimated future gold price based on prevailing and long-term metal prices, less estimated costs to complete production into a saleable form. Write-downs of ore in stockpiles, ore on leach pads and inventories resulting from NRV impairments are reported as a component of current period costs.

(I) ORE IN STOCKPILES

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tonnes (via truck counts and/or in-pit surveys of the ore before processing) added and removed from the stockpile. Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation, depletion and amortization relating to mining operations. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average costs per tonne.

Ore in stockpiles is processed according to a life of mine plan that is designed to optimize use of known mineral reserves, present processing capacity and pit design. The market price of gold does not significantly affect the timing of processing of ore in stockpiles. While stockpiled ore can be processed earlier than planned in the event of an unforeseen disruption to mining activities, the current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

The Company's ore in stockpiles had a carrying value of $15.3 million at December 31, 2003.

(II) ORE ON LEACH PADS

The recovery of gold from certain oxide ores is best achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting recovered solution, which is included in in-process inventory, is further processed in a plant where gold is recovered. For accounting purposes, costs are added to leach pads based on current mining costs, including applicable depreciation, depletion, and amortization relating to mining operations. Costs are removed from the leach pad as ounces are recovered in circuit at the plant based on the average cost per recoverable ounce of gold on the leach pad.

The engineering estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on the leach process and ore type). While it may not be uncommon for recoveries to occur on a declining basis over a period of time in excess of twelve months, the engineering estimates of economically recoverable gold, based on the Company's current operations, will be recovered within a period of twelve months or less. Presently, the Round Mountain mine is the only active heap leach operation. As such, all of the Company's ore on leach pads is classified as current. In the event that the Company determined, based on engineering estimates, that a quantity of gold contained in ore on leach pads was to be recovered over a period exceeding twelve months, that portion would be classified as long-term.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Operating results at the Refugio mine, the Company's only historic interest in a heap leach operation, were

Kinross Gold Corporation 30
not materially impacted by variations between the estimated and actual recoverable ounces of gold on its leach pads. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. Assuming a one percent change in the estimated economically recoverable gold on the leach pads at December 31, 2003, the Company would experience a production variance of approximately 1,000 ounces. As at December 31, 2003, the weighted average cost per recoverable ounce of gold on the leach pads was $120 per ounce. The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded. The Company expects to place the last tonne of ore on its current leach pad in 2008 and recover the remaining economic ounces during the following twelve months.

The Company's ore on leach pads had a carrying value of $8.3 million at December 31, 2003.

(III) IN-PROCESS INVENTORY

In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon in-pulp inventories. In-process material is measured based on assays of the material fed to the processing plants and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to the processing plant which is attributable to the source material coming from the mines, stockpiles or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities, incurred to that point in the process.

The Company's in-process inventory had a carrying value of $15.5 million at December 31, 2003.

(IV) FINISHED METAL

Finished metal inventories, comprised of gold and silver dore and bullion, are valued at the lower of average production cost and net realizable value. Average production cost represents the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

The Company's finished metal inventory had a carrying value of $15.4 million at December 31, 2003.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involves the use of estimates. A high degree of judgement is involved in estimating future costs, future production levels, proven and probable reserve estimates, gold and silver prices and the ultimate estimated recovery (for ore on leach pads). There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

SITE RESTORATION ACCRUALS

Estimated costs of site restoration for producing mines are accrued and expensed over the estimated life of the mine on a UOP basis using proven and probable reserves. Ongoing environmental protection expenditures are expensed as incurred. Estimated costs of site restoration for inactive mines are accrued based on management's best estimate at the end of each period. Changes in the estimate of site restoration costs for inactive mines are charged to income in the period the estimate is revised. Estimates of the ultimate site restoration costs are based on current laws and regulations and expected costs to be incurred, calculated on an undiscounted basis, all of which are subject to possible future changes to environmental laws and regulations which could materially impact amounts changed to operations for site restoration.

The site restoration accrual as at December 31, 2003, is $146.3 million and is discussed in the section entitled "Financial / Operations".

PROVISION FOR INCOME AND MINING TAXES

The provision for income and mining taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. There was no difference between enacted and substantially enacted statutory tax rates as at December 31, 2003, 2002 and 2001, respectively. The Company records a valuation allowance against any portion of those future tax assets that it believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired other than non-tax deductible goodwill, and liabilities assumed exist, the Company recognizes the future tax assets and liabilities in respect of the tax effects of such differences.

Assessing the recoverability of future income tax asset requires management to make significant estimates of future taxable income. Estimates of future taxable income are subject to changes in estimates discussed under the section "Carrying value of operating mines, mineral rights, development properties and other assets". In addition, future tax assets are subject to changes in future tax rates.

CONTINGENCIES

The Company follows Section 3290 of the CICA Handbook in determining its accruals and disclosures with respect to loss contingencies. Accordingly, estimated losses from loss contingencies are accrued by a charge to income when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Note 23 to the consolidated financial statements describes the material contingencies facing the Company as at December 31, 2003.

                                                     Kinross Gold Corporation 31

RECENT ACCOUNTING PRONOUNCEMENTS

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("Fin 46"). FIN 46 requires that the assets, liabilities and results of variable interest entities be consolidated into the financial statements of the entity that has the controlling financial interest. FIN 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. In December 2003, the FASB issued FIN 46(R), amending the guidance in FIN 46 as well as the transition guidance. As a Foreign Private Issuer and based on its interpretation of the revised transition guidance, the Company will be required to adopt the guidance in FIN 46(R) for the first reporting period that ends after March 15, 2004. The Company is in the process of assessing the impact of the amended standard on the consolidated financial statements.

HEDGING RELATIONSHIPS

In 2002, the Accounting Standards Board of the CICA issued Accounting Guideline No. 13 "Hedging Relationships" ("AcG-13). AcG-13 increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guideline requires the discontinuance of hedge accounting for hedging relationships established that do not meet the conditions at the date AcG-13 is first applied. It does not change the method of accounting for derivatives in hedging relationships, but requires fair value accounting for derivatives that do not qualify for hedge accounting. The new guideline is applicable for fiscal years commencing July 1, 2003. The Company does not believe that the adoption of AcG-13 will have an impact on its results of operations and financial position.

IMPAIRMENT OF LONG-LIVED ASSETS

In 2002, the CICA Handbook Section 3063 - "Impairment of long-lived Assets" ("CICA 3063") was amended to harmonize with SFAS 144. CICA 3063 applies to long-lived assets held for use and is effective on a prospective basis, for fiscal years beginning on or after April 1, 2003. Early adoption is encouraged. This standard requires that an impairment loss be recognized when the carrying amount of an asset held for use exceeds the sum of undiscounted cash flows. The impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset. The Company does not believe that the adoption of CICA 3063 will have an impact on its results of operations and financial position.

ASSET RETIREMENT OBLIGATIONS

In 2003, the CICA issued Handbook Section 3110 - "Asset Retirement Obligations" ("CICA 3110"), which is consistent with SFAS 143, "Accounting for Asset Retirement Obligations." The standard provides for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. It addresses obligations required to be settled as a result of an existing law, regulation or contract related to asset retirements. The new standard is applicable for fiscal years beginning January 1, 2004. Upon adoption, CICA 3110 will require retroactive restatement of all comparative periods which the Company estimates may represent a cumulative increase in site restoration cost accruals of approximately $12.1 million based on the calculations done for the implementation of SFAS 143.

STOCK-BASED COMPENSATION

Effective January 1, 2004, the Company is required to adopt CICA Handbook
Section 3870 - "Stock-based Compensation and Other Stock-based Payments" ("CICA 3870") for fiscal years beginning on or after January 1, 2004, CICA 3870 requires fair value accounting for stock options. Adoption is retroactive, covering all stock options granted on or after January 1, 2002. The Company will be required to restate the results for the years ended December 31, 2003 and 2002 upon adoption. The effects of this restatement will be to reduce net earnings $1.1 million ($nil per share) in 2003 and increase net loss by $2.0 million ($0.02 per share) in 2002. In addition, retained earnings would decrease by $3.1 million at December 31, 2003, and by $2.0 million at December 31, 2002. Common share capital and common share purchase warrants would increase by $3.1 million and $2.0 million at December 31, 2003 and 2002, respectively.

RISK ANALYSIS

The operations of the Company are high-risk due to the nature of operation, exploration and development of mineral properties. Certain of the risk factors listed below are related to the mining industry in general while some are specific to the Company. Included in the risk factors below are details on how the Company mitigates these risks wherever possible.

NATURE OF MINERAL EXPLORATION AND MINING

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a gold-bearing structure may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenses are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which the Company has an interest will result in profitable commercial mining operations.

The operations of the Company are subject to the hazards and risks normally incident to exploration, development and production of gold, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of the Company may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests.

Kinross Gold Corporation 32

Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions, may be encountered in the drilling and removal of material. While the Company may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot or may not elect to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of the Company and, potentially, its financial viability.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on its invested capital.

The Company mitigates the likelihood and potential severity of these mining risks it encounters in its day-to-day operations through the application of high operating standards. In addition, the Company reviews its insurance coverage at least annually to ensure the most complete and cost-effective coverage is obtained.

ENVIRONMENTAL RISKS

The Company's mining and processing operations and exploration activities in Canada, the United States, Russia, Brazil, Chile and other countries are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company, increase costs, cause a reduction in levels of production and/or delay or prevent the development of new mining properties. Compliance with these laws and regulations requires significant expenditures and increases the Company's mine development and operating costs.

In all jurisdictions, permits from various governmental authorities are necessary in order to engage in mining operations. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan and to pay for the reclamation of the mine site upon the completion of mining activities. The Company estimates its share of reclamation closure obligations at $146.3 million based on information currently available. As at December 31, 2003, the Company has accrued $119.7 million of this liability. The Company mitigates this risk by performing reclamation activities concurrent with production. In addition, planned spending on closure properties of approximately $19.2 million in 2004 is part of an aggressive plan to bring the majority of the closure projects to post closure monitoring by the end of 2005.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to the Company's ownership of a property. To the extent the Company is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. The Company mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

RESERVE ESTIMATES

The figures for reserves presented are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of ore reserves uneconomical and require the Company to take a write-down of the asset or to discontinue development or production. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and probable reserves at the Company's mines and development projects were calculated based upon a gold price of $325 per ounce of gold. Prior to 2002, gold prices were significantly below these levels. Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could reduce materially the Company's reserves. Should such reductions occur, material write-downs of the Company's investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating quantities of proven and probable gold reserves. The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward or upward revision of current estimates.

                                                     Kinross Gold Corporation 33

OPERATIONS OUTSIDE OF NORTH AMERICA

The Company has mining operations and carries out exploration and development activities in Russia, Brazil and Chile. There is no assurance that future political and economic conditions in these countries will not result in those countries governments adopting different policies respecting foreign development and ownership of mineral resources. Any such changes in policy may result in changes in laws affecting ownership of assets, taxation, rates of exchange, gold sales, environmental protection, labour relations, repatriation of income, and return of capital, which may affect both the ability of the Company to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties for which it has obtained exploration, development and operating rights to date. The possibility that a future government of these countries may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

The Company is subject to the considerations and risks of operating in Russia. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls and high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments.

Russian laws, licenses and permits have been in a state of change and new laws may be given a retroactive effect. It is also not unusual in the context of dispute resolution in Russia for parties to use the uncertainty in the Russian legal environment as leverage in business negotiations. In addition, Russian tax legislation is subject to varying interpretations and constant change. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of the Company's Russian operations may not coincide with that of management. As a result, transactions may be challenged by tax authorities and the Company's Russian operations may be assessed additional taxes, penalties and interest, which could be significant. The periods remain open to review by the tax authorities for three years. The Company mitigates this risk through effective communications with the Russian regulators.

In addition, the economies of Russia, Brazil and Chile differ significantly from the economies of Canada and the United States. Growth rates, inflation rates and interest rates of developing nations have been and are expected to be more volatile than those of western industrial countries.

LICENSES AND PERMITS

The operations of the Company require licenses and permits from various governmental authorities. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost. The Company endeavours to be in compliance with these regulations at all times.

GOLD PRICE

The profitability of any gold mining operations in which the Company has an interest will be significantly affected by changes in the market price of gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued.

TITLE TO PROPERTIES

The validity of mining claims which constitute most of the Company's property holdings in Canada, the United States, Brazil, Chile and Russia may, in certain cases, be uncertain and is subject to being contested. The Company's titles, particularly title to undeveloped properties, may be defective.

Certain of the Company's United States mineral rights consist of unpatented lode mining claims. Unpatented mining claims may be located on U.S. federal public lands open to appropriation, and may be either lode claims or placer claims depending upon the nature of the deposit within the claim. In addition, unpatented mill site claims, which may be used for processing operations or other activities ancillary to mining operations, may be located on federal public lands that are non-mineral in character. Unpatented mining claims and mill sites are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the federal government of the United States. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of U.S. federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. The General Mining Law of the United States, which governs mining claims and related activities on U.S. federal public lands, includes provisions for obtaining a patent, which is essentially equivalent to fee title, for an unpatented mining claim upon compliance with certain statutory requirements (including the discovery of a valuable mineral deposit).

Kinross Gold Corporation 34

COMPETITION

The mineral exploration and mining business is competitive in all of its phases. The Company competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than the Company, in the search for and the acquisition of attractive mineral properties. The ability of the Company to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

JOINT VENTURES

After completion of the combination, the Company has ownership in eight mines that are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to the Company or to third parties could have a material adverse effect on the joint ventures.

DISCLOSURES ABOUT MARKET RISKS

To determine its market risk sensitivities, the Company uses an internally generated financial forecast that is sensitized to various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and the Company prepares a base case scenario and then sensitizes it by a $10 increase and decrease in the gold price. For 2004, sensitivity to a $10 change in the gold price is $15 million on pre-tax earnings.

The financial forecast the Company uses covers the life of the mine. In each year gold is produced according to the mine plan, the production is estimated based on current production costs plus the impact of any major changes to the operation during its life. Quantitative disclosure of market risks is disclosed below.

(I) COMMODITY PRICE RISKS

The Company's net income can vary significantly with fluctuations in the market price of gold. At various times, in response to market conditions, the Company has entered into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. The Company does not hold these financial instruments for speculative or trading purposes. In addition, the Company is not subject to margin requirements on any of its hedging lines. Due to the increase in gold prices, the Company made a decision in 2002 to continue to deliver into these financial instruments and will not replace them with new financial instruments thereby increasing its exposure to changes in gold prices.

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at December 31, 2003 are as follows:


====================  ====================  ====================  ====================  ====================
                                  OUNCES               AVERAGE          CALL OPTIONS               AVERAGE
              YEAR                HEDGED                 PRICE                  SOLD          STRIKE PRICE
--------------------  --------------------  --------------------  --------------------  --------------------
              2004               137,500            $      277               50,000             $      340
              2005                37,500            $      296                    -                      -
--------------------  --------------------  --------------------  --------------------  --------------------
             Total               175,000            $      281               50,000             $      340
====================  ====================  ====================  ====================  ====================

The fair value of the call options sold is recorded in the financial statements at each measurement date. The fair value of the gold forward sales and spot deferred forward sales contracts, as at December 31, 2003 was negative $24.4 million based on a gold price of $417 per ounce. In 2004, the Company will receive $277 per ounce of gold for 137,500 ounces which may be significantly different from market prices. If the market price of gold is $400 per ounce on the dates the ounces are delivered into the forward sales contracts, the Company would be paid $16.9 million less than if it were unhedged. In addition, at December 31, 2003, the Company has 50,000 ounces of written call options outstanding. If the market price of gold is above $340 per ounce on expiry in June 2004, the Company will be committed to sell 50,000 ounces at $340 per ounce. If the market price of gold is $400 per ounce, the Company would be paid $3.0 million less than if it were unhedged. The Company does not include these financial instruments in testing for impairment of operating mines, mineral rights and development properties.

(II) FOREIGN CURRENCY EXCHANGE RISK

The Company conducts the majority of its operations in the U.S., Russia, Canada, Brazil and Chile. Currency fluctuations affect the cash flow that the Company will realize from its operations as gold is sold in U.S. dollars, while production costs are incurred in Russian rubles, Chilean pesos, Brazilian reals, Canadian, and U.S. dollars. The Company's results are positively affected when the U.S. dollar strengthens against these foreign currencies and adversely affected when the U.S. dollar weakens against these foreign currencies. The Company's cash and cash equivalent balances are held in U.S. and Canadian dollars; holdings denominated in other currencies are relatively insignificant.

                                                     Kinross Gold Corporation 35

RUSSIAN RUBLES

The Company operates the Kubaka mine in Russia. The Company estimates 2004 Russian ruble payments for operating, exploration and royalty expenses of 580.1 million Russian rubles at an exchange rate of 29 rubles to one U.S. dollar. A 10% change in the exchange rate could result in an approximate $2.0 million change in the Company's pre-tax earnings.

CHILEAN PESOS

The Company has joint venture interests in the Refugio mine and the La Coipa mine, both located in Chile. The Company estimates 2004 payments for operating, exploration and royalty expenses of 10.4 billion Chilean pesos at an exchange rate of 700 pesos to one U.S. dollar. A 10% change in the exchange rate could result in an approximate $1.5 million change in the Company's pre-tax earnings. In addition, the Company has budgeted capital expenditures of 15.0 billion Chilean pesos. A 10% change in the exchange rate could result in an approximate $2.1 million change in the Company's capital expenditures.

BRAZILIAN REALS

The Company is a partner in the Paracatu and Crixas mines, both located in Brazil. The Company estimates 2004 payments for operating, exploration and royalty expenses of 51.0 million Brazilian reals at an exchange rate of 3 Brazilian reals to one U.S. dollar. A 10% change in the exchange rate could result in an approximate $1.7 million change in the Company's pre-tax earnings. In addition, the Company has budgeted capital expenditures of 36.3 million Brazilian reals. A 10% change in the exchange rate could result in an approximate $1.2 million change in the Company's capital expenditures.

CANADIAN DOLLARS

The Company operates the Lupin mine and is a partner in the New Britannia, Musselwhite and Porcupine joint ventures. As a result of these ownership interests and expenses incurred by the Canadian corporate office, the Company has Canadian dollar denominated operating, exploration and administrative expenses. The Company has currency hedges of CDN $14.1 million for 2004 at an exchange rate of 1.4121 to one U.S. dollar. Assuming 2004 budgeted payments of CDN $163.0 million at an exchange rate of CDN $1.30 per U.S. dollar and considering the 2004 Canadian dollar hedges, a 10% change in the exchange rate could result in an approximate $11.5 million change in the Company's pre-tax earnings. In addition, the Company has budgeted capital expenditures of CDN $42.0 million. A 10% change in the exchange rate could result in an approximate $3.2 million change in the Company's capital expenditures.

STRATEGY

The Company's strategy is to increase shareholder value through increases in long-term cash flow, production and earnings per share. The Company's strategy consists of optimizing the performance and, therefore, the value of existing mines, investing in quality projects and looking for additional accretive acquisitions.

The first component of this strategy is addressed as the Company continues to look for opportunities to enhance the performance of existing assets that it operates, through its continuous improvement program. The continuous improvement program focuses on productivity improvements and cost cutting initiatives that add value by improving cash flow and earnings per share. Two significant initiatives in 2003 at the Round Mountain mine focused on waste dump haulage costs and heap leach pad inventory management. Modifications to the waste rock haulage process reduced haulage distances and costs, while side slope leaching of the heap leach pad improved the timing of the recovery of gold ounces.

The second component of the strategy is the value created by investing in quality projects. In 2003, the Company announced plans to expand and recommission the Refugio mine and restart the Kettle River operation. The Refugio mine is scheduled to achieve production during the fourth quarter of 2004, while the Kettle River operation reopened in January of 2004. The Pamour open pit project is being developed as a long-term source of ore for the Porcupine joint venture's Dome mill and at Paracatu, the joint venture partners are currently evaluating an expansion project. In addition, 2003 exploration activities added proven and probable reserves of 2.7 million ounces of gold, less the 1.8 million ounces of reserves depleted by production during the year. The Company's current exploration budget in 2004 is approximately $20.0 million and may be expanded depending on success-driven opportunities. The objective of these exploration activities is to again increase proven and probable reserves in 2004.

The third component of this strategy is to increase value through accretive acquisitions. On November 20, 2003 the Company announced it had entered into an agreement with Crown whose major asset is the Buckhorn Mountain gold deposit located in north central Washington State. The current operating plan for Buckhorn contemplates the development of an underground mine and processing the ore at the nearby Kettle River mill. This component of the business strategy is designed to add value by increasing proven and probable reserves and providing additional production thereby increasing earnings and cash flow.

The Company will continue to focus on its continuous improvement program in 2004, advance existing exploration and development projects and look for accretive projects to acquire that will ultimately create additional value to the Company's shareholders.

Kinross Gold Corporation 36

OUTLOOK

The Company has a robust pipeline of new projects at various stages of exploration and development and is well positioned financially through strong cash flow from operating activities and significant cash balances to advance these projects towards production. The first of these projects achieved commercial production in January 2004 with the development of the Emanuel Creek ore body and the restart of the Kettle River mill where gold production of approximately 100,000 ounces is anticipated in 2004. As a result of major projects such as the restart of an expanded Refugio, the development of the Pamour pit and the potential expansion of Paracatu, the capital expenditure program in 2004 is currently budgeted at approximately $165.0 million. It is expected that this capital expenditure program, the largest in the Company's history, can be funded entirely from cash flow from operating activities at year end gold prices. During 2004, the Company will deliver into essentially all remaining gold hedges and in the first quarter of 2005 will become totally unhedged.

A key focus in 2004, and into the future, will be to continue to expand the reserve base of the Company through exploration, optimization of producing assets and accretive acquisitions such as the Crown transaction. Planned production for the Company in 2004 is 1.70 to 1.75 million ounces of gold equivalent at total cash costs in the range of $225 to $235 per ounce. A primary objective is to meet or exceed expectations in this regard, and to work toward our goal of ultimately reaching an annual production rate of two million ounces.







--------------------------------------------------------------------------------
CAUTIONARY NOTE:

This MD&A contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects", or "does not expect," "is expected," "budget," "scheduled," "estimates," "forecasts," "intends," "anticipates," or "does not anticipate," or "believes," or variations of such words and phrases or state that certain actions, events or results "may," "could," "would," "might," or "will be taken," "occur" or "be achieved." Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to the factors identified under "Risk Factors," important factors that could cause actual results to differ materially from those described in the forward-looking statements include, among others, risks related to the integration of acquisitions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusion of economic evaluations; changes in project parameters as plans continue to be refined; grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry and unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities. In addition, there may be other factors not currently anticipated or that may have a greater effect than expected that could cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements which speak only as of the date of this MD&A. The Company does not undertake any obligation to update or review these forward-looking statements except in accordance with applicable securities laws.

                                                     Kinross Gold Corporation 37

   MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements, the notes thereto and other financial information contained in the annual report are the responsibility of the management of Kinross Gold Corporation. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management's best estimates and judgements where appropriate.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of Directors none of whom are employees or officers of the Company, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the independent auditors, in accordance with Canadian generally accepted auditing standards. The auditors have full and unrestricted access to the Audit Committee.



/s/ Robert M. Buchan                             /s/ Brian W. Penny

Robert M. Buchan                                 Brian W. Penny
President and Chief Executive Officer            Vice President, Finance and
                                                 Chief Financial Officer

Toronto, Canada
March 12, 2004







Kinross Gold Corporation 38

    AUDITORS' REPORT

TO THE SHAREHOLDERS OF KINROSS GOLD CORPORATION


We have audited the consolidated balance sheets of Kinross Gold Corporation as at December 31, 2003 and 2002 and the

consolidated statements of operations, common shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants


Toronto, Canada
March 12, 2004



COMMENTS BY AUDITOR ON CANADA - UNITED STATES OF AMERICA REPORTING DIFFERENCE


In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have material effect on the comparability of the Company's financial statements, such as the changes described in Note (1) to the financial statements. Our report to the Shareholders, dated March 12, 2004, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.





/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants


Toronto, Canada
March 12, 2004

                                                     Kinross Gold Corporation 39


    CONSOLIDATED BALANCE SHEETS
    (EXPRESSED IN MILLIONS OF U.S. DOLLARS)
    AS AT DECEMBER 31

========================================================================================== ============
                                                                                   2003         2002
========================================================================================== ============
ASSETS
    Current assets
       Cash and cash equivalents                                               $     245.8   $    170.6
       Restricted cash                                                                 5.1         21.1
       Accounts receivable and other assets (Note 3)                                  42.2         15.6
       Inventories (Note 4)                                                          109.2         38.9
                                                                                     402.3        246.2
    Property, plant and equipment (Note 5)                                           522.6        330.0
    Mineral interests (Note 6)                                                       260.1            -
    Goodwill (Note 2)                                                                918.0            -
    Future income and mining taxes (Note 18)                                           1.5            -
    Long-term investments (Note 7)                                                     2.1         11.8
    Deferred charges and other long-term assets (Note 8)                              35.9         10.0
                                                                              ------------ ------------
                                                                               $   2,142.5   $    598.0
                                                                              ============ ============
LIABILITIES
    Current liabilities
       Accounts payable and accrued liabilities                                $     101.4   $     35.5
       Current portion of long-term debt (Note 11)                                    29.4         23.3
       Current portion of site restoration cost accruals (Note 12)                    19.2         15.0
                                                                              ------------ ------------
                                                                                     150.0         73.8
       Long-term debt (Note 11)                                                        0.7         12.9
       Site restoration cost accruals (Note 12)                                      100.5         42.0
       Future income and mining taxes (Note 18)                                       55.6          3.3
       Deferred revenue (Note 10(a))                                                   2.2          4.5
       Other long-term liabilities                                                     2.5          5.5
       Debt component of convertible debentures (Note 13)                                -         21.7
       Redeemable retractable preferred shares (Note 14)                               3.0          2.5
                                                                              ------------ ------------
                                                                                     314.5        166.2
                                                                              ------------ ------------
NON-CONTROLLING INTEREST                                                               0.7            -
                                                                              ------------ ------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY (NOTE 15)                          12.6         12.9
                                                                              ------------ ------------
COMMON SHAREHOLDERS' EQUITY
    Common share capital and common share purchase warrants (Note 16)              1,783.5      1,058.5
    Contributed surplus                                                               30.0         12.9
    Equity component of convertible debentures (Note 13)                                 -        132.3
    Retained earnings (deficit)                                                        3.2       (761.4)
    Cumulative translation adjustments                                                (2.0)       (23.4)
                                                                              ------------ ------------
                                                                                   1,814.7        418.9
                                                                              ------------ ------------
                                                                               $   2,142.5   $    598.0
========================================================================================== ============

COMMITMENTS AND CONTINGENCIES (NOTE 23)

Signed on behalf of the Board:


/s/ John A. Brough                            /s/ John M.H. Huxley

 John A. Brough                               John M.H. Huxley
 Director                                     Director

Kinross Gold Corporation 40



    CONSOLIDATED STATEMENTS OF OPERATIONS
    (EXPRESSED IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
    FOR THE YEARS ENDED DECEMBER 31


=======================================================================================================  ===========  ===========
                                                                                                  2003         2002         2001
=======================================================================================================  ===========  ===========
REVENUE AND OTHER INCOME
    Mining revenue                                                                            $   571.9   $   261.0    $   270.1
    Interest and other income                                                                      12.3        16.9          9.3
    Mark-to-market gain (loss) on call options                                                      0.4        (2.7)         3.5
                                                                                             ----------  -----------  -----------
                                                                                                  584.6       275.2        282.9
                                                                                             ----------  -----------  -----------
EXPENSES
    Operating (exclusive of depreciation, depletion and amortization shown separately below)      387.3       174.8        180.7
    General and administrative                                                                     25.0        11.3         10.1
    Exploration and business development                                                           24.3        11.6          7.9
    Depreciation, depletion and amortization                                                      140.9        85.3         85.8
    Gain on disposal of assets                                                                    (29.5)       (2.7)        (1.2)
    Foreign exchange (gain) loss                                                                   (3.3)        4.3          0.5
    Interest expense on long-term liabilities                                                       5.1         5.0          9.1
    Loss on redemption of debt component of convertible debentures                                  1.1           -            -
    Asset write-downs and non-cash charges (Note 17)                                                9.9         7.9         16.1
                                                                                             ----------  -----------  -----------
                                                                                                  560.8       297.5        309.0
                                                                                             ----------  -----------  -----------
    EARNINGS (LOSS) BEFORE TAXES AND OTHER ITEMS                                                   23.8       (22.3)       (26.1)

    Provision for income and mining taxes (Note 18)                                               (13.1)       (6.5)        (2.9)
    Non-controlling interest                                                                       (0.2)          -            -
    Share in loss of investee companies                                                               -        (0.6)        (2.2)

    EARNINGS (LOSS) FOR THE YEAR BEFORE DIVIDENDS ON CONVERTIBLE PREFERRED SHARES OF
     SUBSIDIARY COMPANY                                                                            10.5       (29.4)       (31.2)

    DIVIDENDS ON CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                                 0.8         1.5          5.1
                                                                                             ----------  -----------  -----------
    NET EARNINGS (LOSS) FOR THE YEAR                                                          $     9.7   $   (30.9)   $   (36.3)
                                                                                             ==========  ===========  ===========
    ATTRIBUTABLE TO COMMON SHAREHOLDERS:

    NET EARNINGS (LOSS) FOR THE YEAR                                                          $     9.7   $   (30.9)   $   (36.3)

    INCREASE IN EQUITY COMPONENT OF CONVERTIBLE DEBENTURES (NOTE 13)                               (6.5)       (7.3)        (7.7)
    GAIN ON REDEMPTION OF EQUITY COMPONENT OF CONVERTIBLE DEBENTURES (NOTE 13)                     16.5            -           -
                                                                                             ----------  -----------  -----------
    NET EARNINGS (LOSS) FOR THE YEAR ATTRIBUTABLE TO COMMON SHAREHOLDERS                      $    19.7   $    (38.2)  $   (44.0)
                                                                                             ==========  ===========  ===========

    EARNINGS (LOSS) PER SHARE
     Basic (Note 16)                                                                          $    0.06   $    (0.32)  $   (0.42)
     Diluted (Note 16)                                                                        $    0.06          n/a         n/a

    WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (MILLIONS)
     Basic (Note 16)                                                                              308.6        119.7       104.5
     Diluted (Note 16)                                                                            309.6          n/a         n/a
=======================================================================================================  ===========  ===========

                                                                                                      Kinross Gold Corporation 41



CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN MILLIONS OF U.S. DOLLARS)
FOR THE YEARS ENDED DECEMBER 31

============================================================================================= ============= =============
                                                                                        2003          2002          2001
============================================================================================= ============= =============
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING:
Earnings (loss) for the year before dividends on convertible preferred shares
    of subsidiary company                                                         $     10.5    $    (29.4)   $    (31.2)

Items not affecting cash:
    Depreciation, depletion and amortization                                           140.9          85.3          85.8
    Asset write-downs and non-cash charges                                               9.9           7.9          14.6
    Gain on disposal of assets                                                         (29.5)         (2.7)         (1.2)
    Future income and mining taxes                                                      (2.8)            -             -
    Deferred revenue recognized                                                         (2.3)         (5.1)        (17.7)
    Site restoration cost accruals                                                       9.4           3.0           1.9
    Proceeds on restructuring of gold forward sales contracts                              -             -          21.6
    Changes in non-cash working capital items:
       Accounts receivable and other assets                                              3.0           1.2           5.1
       Inventories                                                                     (11.3)          2.4           9.6
       Accounts payable and accrued liabilities                                        (20.1)          5.6          (8.0)
    Site restoration cash expenditures                                                 (19.3)         (9.8)         (7.1)
    Other                                                                                4.3           1.1           1.6
                                                                                ------------- ------------- -------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                                            92.7          59.5          75.0
                                                                                ------------- ------------- -------------
FINANCING:
    Issuance of common shares and common share purchase warrants                       187.9         112.8           5.4
    Redemption of convertible debentures                                              (144.8)            -             -
    Acquisition of convertible preferred shares of subsidiary company                   (0.3)        (11.4)            -
    Reduction of debt component of convertible debentures                               (4.2)         (5.1)         (5.4)
    Repayment of debt                                                                  (10.5)        (28.5)        (46.5)
                                                                                ------------- ------------- -------------
CASH FLOW PROVIDED FROM (USED IN) FINANCING ACTIVITIES                                  28.1          67.8         (46.5)
                                                                                ------------- ------------- -------------
INVESTING:
    Additions to property, plant and equipment                                         (73.4)        (22.6)        (30.4)
    Business acquisitions, net of cash acquired (Note 2)                               (81.9)         (0.1)         (1.2)
    Long-term investments and other assets                                              57.2           1.8           2.1
    Proceeds from the sale of property, plant and equipment                              5.9           1.3           1.8
    Decrease (increase) in restricted cash                                              37.5         (21.1)          2.9
                                                                                ------------- ------------- -------------
CASH FLOW USED IN INVESTING ACTIVITIES                                                 (54.7)        (40.7)        (24.8)
                                                                                ------------- ------------- -------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                                  9.1           3.0          (0.5)
                                                                                ------------- ------------- -------------
INCREASE IN CASH AND CASH EQUIVALENTS                                                   75.2          89.6           3.2
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                           170.6          81.0          77.8
                                                                                ------------- ------------- -------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                            $    245.8     $   170.6    $     81.0
                                                                                ============= ============= =============
Cash and cash equivalents consist of the following:
    Cash on hand and balances with banks                                          $     89.8     $    16.3    $     12.9
    Short-term investments                                                             156.0         154.3          68.1
                                                                                ------------- ------------- -------------
                                                                                  $    245.8     $   170.6    $     81.0
                                                                                ============= ============= =============
Supplementary disclosure of cash flow information:
    Cash paid for:
       Interest                                                                   $      8.0     $     8.8    $     13.1
       Income taxes                                                               $      7.0     $     6.8    $      3.9
============================================================================================= ============= =============

Kinross Gold Corporation 42



    CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
    (EXPRESSED IN MILLIONS OF U.S. DOLLARS)
    FOR THE YEARS ENDED DECEMBER 31

========================================================== =============== ============== ============= =============== ===========
                                                                                  Equity
                                                    Common                  component of       Retained    Cumulative
                                                     share    Contributed    convertible       earnings   translation
                                                   capital        surplus     debentures      (Deficit)    adjustments       Total
========================================================== =============== ============== ============= =============== ===========
BALANCE, DECEMBER 31, 2000                      $    913.2    $      12.9   $      117.0   $    (679.2)   $      (23.0)  $    340.9

Issuance of common shares                             32.5              -              -             -               -         32.5
Increase in equity component of convertible
  debentures                                             -              -            7.8          (7.7)              -          0.1
Net loss for the year                                    -              -              -         (36.3)              -        (36.3)
Cumulative translation adjustments                       -              -              -             -            (5.6)        (5.6)
                                              ------------ --------------- -------------- ------------- --------------- -----------

BALANCE, DECEMBER 31, 2001                          945.7            12.9          124.8        (723.2)          (28.6)       331.6

Issuance of common shares and
  common share purchase warrants                    112.8               -              -             -               -        112.8
Increase in equity component of convertible
  debentures                                            -               -            7.5          (7.3)              -          0.2
Net loss for the year                                   -               -              -         (30.9)              -        (30.9)
Cumulative translation adjustments                      -               -              -             -             5.2          5.2
                                              ------------ --------------- -------------- ------------- --------------- -----------

BALANCE, DECEMBER 31, 2002                        1,058.5            12.9          132.3        (761.4)          (23.4)       418.9

Reduction of stated capital                        (761.4)              -              -         761.4               -            -
Issuance of common shares                         1,487.0               -              -             -               -      1,487.0
Increase in equity component of convertible
  debentures                                            -               -            6.7          (6.5)              -          0.2
Redemption of convertible debentures                    -            16.5         (139.0)            -               -       (122.5)
Transfer of fair value of expired
  warrants and options                               (0.6)            0.6              -             -               -            -
Net earnings for the year                               -               -              -           9.7               -          9.7
Cumulative translation adjustments                      -               -              -             -            21.4         21.4
                                              ------------ --------------- -------------- ------------- --------------- -----------

BALANCE, DECEMBER 31, 2003                      $ 1,783.5     $      30.0   $          -   $       3.2    $       (2.0)  $  1,814.7
========================================================== =============== ============== ============= =============== ===========



                                                                                                        Kinross Gold Corporation 43


    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
    (ALL TABULAR DOLLAR AMOUNTS ARE IN MILLIONS OF UNITED STATES DOLLARS, EXCEPT PER SHARE DATA]
    AS AT DECEMBER 31


1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Kinross Gold Corporation and its subsidiaries and joint ventures (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, Canada, Russia, Brazil, Chile, Australia and Zimbabwe. Gold, the Company's primary product, is produced in the form of dore which is shipped to refineries for final processing. Kinross also produces and sells a limited amount of silver as a by-product of gold mining activities.

The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, cash operating costs, interest rates, environmental costs and the level of exploration and other discretionary costs. Due to the global nature of the Company's operations, exposure also arises from fluctuations in foreign currency exchange rates, political risk and varying levels of taxation. While Kinross seeks to manage the level of risk associated with its business, many of the factors affecting these risks are beyond the Company's control.

The United States ("U.S.") dollar is the principal currency of measure of all of the Company's operations and the reporting currency of the Company's business; accordingly, these consolidated financial statements are expressed in U.S. dollars. The consolidated financial statements of Kinross have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP") which differ in certain material respects from those generally accepted in the United States ("U.S. GAAP"), as described in Note 22.

The following is a summary of the accounting policies significant to the
Company:

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its subsidiaries and its proportionate share of assets, liabilities, revenues and expenses of jointly controlled companies and ventures in which it has an interest. Effective December 31, 2001, the Company discontinued the consolidation of its wholly-owned subsidiary in Zimbabwe, which operates the Blanket mine. Extreme inflationary pressures within Zimbabwe, civil unrest and currency export restrictions have prevented the Company from exercising control over the Zimbabwean subsidiary. As a result, Kinross accounts for its investment in the Blanket mine on the cost basis with amounts received recorded in other income only upon receipt of dividends or other cash payments (see Note 17).

On January 28, 2003, the shareholders of the Company by way of special resolution, authorized the consolidation of the issued and outstanding common shares of the Company on the basis of one consolidated common share for each three old common shares. The consolidation was made effective on January 31, 2003. All share capital, share and option data give retroactive effect to reflect the share consolidation (see Note 16).

The following table sets forth the Company's ownership of its mining interests:


================================================================================= ====================
                                                                DECEMBER 31, 2003  December 31, 2002
--------------------------------------------------------------------------------- --------------------
THROUGH MAJORITY OWNED SUBSIDIARIES
    Fort Knox                                                         100%               100%
    Kubaka (Note 2(b))                                                 98%                55%
    Lupin (Note 2(a))                                                 100%                 -
    Blanket                                                           100%               100%
    Kettle River / Emanuel Creek (Note 2(a))                          100%                 -
--------------------------------------------------------------------------------- --------------------
AS INTERESTS IN UNINCORPORATED JOINT VENTURES
    Round Mountain (Note 2(a))                                         50%                 -
    Porcupine (Note 9)                                                 49%                49%
    Musselwhite (Note 2(a))                                            32%                 -
    New Britannia (Note 2(a))                                          50%                 -
--------------------------------------------------------------------------------- --------------------
AS INTERESTS IN INCORPORATED JOINT VENTURES
    Paracatu (Note 2(a))                                               49%                 -
    La Coipa (Note 2(a))                                               50%                 -
    Crixas  (Note 2(a))                                                50%                 -
    Refugio                                                            50%                50%
================================================================================= ====================

USE OF ESTIMATES

The preparation of the Company's consolidated financial statements in conformity with CDN GAAP requires management to make

Kinross Gold Corporation 44
estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates of useful lives are accounted for prospectively from the date of change. Actual results could differ from these estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include property, plant and equipment; mineral interests and other intangibles; inventories; goodwill; site restoration cost accruals; provision for income and mining taxes; and pension liability.

TRANSLATION OF FOREIGN CURRENCIES

DOMESTIC AND FOREIGN OPERATIONS

As of September 29, 2003, the functional currency of all the Company's operations is the U.S. dollar. Prior to that date, the currency of measurement for certain of the Company's operations domiciled in Canada was the Canadian dollar. On September 29, 2003, the Company repaid all of its outstanding Canadian dollar denominated debt. All of the Company's revenues are in U.S. dollars.

Prior to the repayment of its Canadian dollar denominated convertible debentures (see Note 13), certain of the Company's Canadian dollar amounts were translated to U.S. dollars for reporting purposes using the current rate method. Under the current rate method, assets and liabilities were translated at the exchange rates in effect at the balance sheet date and revenues and expenses were translated at average rates for the period.

After September 29, 2003, for these operations and for all other foreign operations, the temporal method is used to translate to U.S. dollars for reporting purposes. Under the temporal method, all non-monetary items are translated at historical rates. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date, revenues and expenses are translated at average rates for the year and gains and losses on translation are included in income.

The cumulative translation adjustments ("CTA") relate to the unrealized translation gains and losses on the Company's net investment in self-sustaining operations, translated using the current rate method, prior to September 29, 2003. Such exchange gains and losses will become realized in income upon the substantial disposition, liquidation or closure of the mining property or investment that gave rise to such amounts.

FOREIGN CURRENCY TRANSACTIONS

Monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the average rate of exchange for the year. Exchange gains and losses are included in income.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less. The Company invests cash in term deposits maintained in high credit quality financial institutions.

MARKETABLE SECURITIES

Marketable securities are carried at the lower of cost and quoted market value.

LONG-TERM INVESTMENTS

Investments in shares of investee companies in which Kinross' ownership is greater than 20% but not more than 50%, over which the Company has the ability to exercise significant influence, are accounted for using the equity method. The cost method is used for entities in which the Company owns less than 20% or cannot exercise significant influence. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is other than temporary, the investment is written down accordingly.

INVENTORIES

Expenditures and depreciation, depletion and amortization of assets incurred in the mining and processing activities that will result in future gold production are deferred and accumulated as ore in stockpiles, ore on leach pads and in-process inventories. These deferred amounts are carried at the lower of average cost or net realizable value ("NRV"). NRV is the difference between the estimated future gold price based on prevailing and long-term metal prices, and estimated costs to complete production into a saleable form. Write-downs of ore in stockpiles, ore on leach pads and inventories resulting from NRV impairments are reported as a component of current period costs.

ORE IN STOCKPILES

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tonnes (via truck counts and/or in-pit surveys of the ore before processing) added and removed from the stockpile. Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation, depletion and amortization relating to operations. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne.

                                                     Kinross Gold Corporation 45

Ore in stockpiles is processed according to a life of mine plan that is designed to optimize use of known mineral reserves, present processing capacity and pit design. The market price of gold does not significantly affect the timing of processing of ore in stockpiles. While stockpiled ore can be processed earlier than planned in the event of an unforeseen disruption to mining activities, the current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

ORE ON LEACH PADS

The recovery of gold from certain oxide ores is best achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting recovered solution, which is included in in-process inventory, is further processed in a plant where gold is recovered. For accounting purposes, costs are added to leach pads based on current mining costs, including applicable depreciation, depletion, and amortization relating to operations. Costs are removed from the leach pad as ounces are recovered in circuit at the plant based on the average cost per recoverable ounce of gold on the leach pad.

The engineering estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on the leach process and ore type). While it may not be uncommon for recoveries to occur on a declining basis over a period of time in excess of twelve months, economically recoverable gold reflected in the Company's carrying value for ore on leach pads, based on its current operations, will be recovered within a period of twelve months or less. Presently, the Round Mountain mine is the only active heap leach operation. As such, all of the Company's ore on leach pads is classified as current. In the event that the Company determined, based on engineering estimates, that a quantity of gold contained in ore on leach pads was to be recovered over a period exceeding twelve months, that portion would be classified as long-term.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Operating results at the Refugio mine, the Company's only historic interest in a heap leach operation, were not materially impacted by variations between the estimated and actual recoverable ounces of gold on its leach pads. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net-realizable value are accounted for on a prospective basis. The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded.

IN-PROCESS INVENTORY

In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon-in-pulp inventories. In-process material is measured based on assays of the material fed to the processing plants and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to the processing plant attributable to the source material coming from the mines, stockpiles or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities, incurred to that point in the process.

FINISHED METAL

Finished metal inventories, comprised of gold and silver dore and bullion, are valued at the lower of average production cost and net realizable value. Average production cost represents the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

MATERIALS AND SUPPLIES

Materials and supplies are valued at the lower of average cost and replacement cost.

PROPERTY, PLANT AND EQUIPMENT

BUILDINGS, PLANT AND EQUIPMENT

New facilities, plant and equipment are recorded at cost and carried net of depreciation. Mobile and other equipment is amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for mobile and other equipment range from 2 to 5 years, but do not exceed the related estimated mine life based on proven and probable reserves. Plant and other facilities, used in carrying out the mine operating plan, are amortized using the units-of-production ("UOP") method over the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves. Repairs and maintenance expenditures are expensed as incurred. Expenditures that extend the useful lives of existing facilities or equipment are capitalized and amortized over the remaining useful life of the related asset.

MINERAL EXPLORATION AND MINE DEVELOPMENT COSTS

Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the UOP method over the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves.

Kinross Gold Corporation 46

At the Company's open pit mines, these costs include costs to further delineate the ore body and remove overburden to initially expose the ore body. The Company expenses in-pit stripping cost as incurred. At the Company's underground mines, these costs include the cost of building access ways, shaft sinking and access, lateral development, drift development, ramps and infrastructure development.

Major development costs incurred after the commencement of production are amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves. Commercial production occurs when an asset or property is substantially complete and ready for its intended use. The Company expenses start-up activities including pre-production losses and organizational costs as incurred.

Ongoing development expenditures to maintain production are charged to operations as incurred.

MINERAL INTERESTS

Mineral interests include acquired mineral use rights in production, development and exploration stage properties. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination. The values of such mineral use rights are primarily driven by the nature and amount of mineral interests believed to be contained, or potentially contained, in properties to which they relate.

Production stage mineral interests represent mineral use rights in operating properties that contain proven and probable reserves. Development stage mineral interests represent mineral use rights in properties under development that contain proven and probable reserves. Exploration stage mineral interests represent mineral use rights in properties that are believed to potentially contain (i) other mineralized material such as measured, indicated or inferred mineral resources with insufficient drill spacing to qualify as proven and probable reserves which is in close proximity to proven and probable reserves and within the immediate mine structure; or (ii) around - mine exploration potential such as inferred mineral resources not immediately adjacent to existing reserves and mineralization but located within the immediate mine infrastructure and (iii) other mine-related or greenfields exploration potential that is not part of measured or indicated resources and is comprised mainly of material outside of the immediate mine area.

The Company's mineral use rights generally are enforceable regardless of whether proven and probable mineral reserves have been established. The Company has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proven and probable reserves and/or undeveloped mineral interests.

AMORTIZATION

Production stage mineral interests are amortized over the life of mine using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves. Development stage mineral interests are not amortized until such time as the underlying property is converted to the production stage. With respect to exploration stage mineral interests, the excess of the carrying value over the residual value is amortized on a straight-line basis over the period that the Company expects to convert, develop or further explore the underlying properties. Residual values for exploration stage mineral interests represent the expected fair value of the interests at the time the Company plans to convert, develop, further explore or dispose of the interests. The residual values range from 75% to 90% of the gross carrying value of the respective exploration stage mineral interests. Residual values are determined for each individual property based on the fair value of the exploration stage mineral interest, and the nature of, and the Company's relative confidence in, the mineralized material believed to be contained, or potentially contained, in the underlying property. Such values are based on (i) discounted cash flow analyses for those properties characterized as other mineralized material and around - mine exploration potential and (ii) recent transactions involving similar properties for those properties characterized as other mine-related exploration potential and greenfields exploration potential. Based on its knowledge of the secondary market that exists for the purchase and sale of mineral properties, the Company believes that both methods result in a residual value that is representative of the amount that the Company could expect to receive if the property were sold to a third party. When an exploration stage mineral interest is converted to a development or production stage mineral interest, the residual value is reduced to zero for purposes of calculating UOP amortization.

The expected useful lives and residual values used in amortization calculations are determined based on the facts and circumstances associated with the mineral interest. The useful lives used to amortize production stage mineral interests range from 3 to 19 years. The Company evaluates the remaining amortization period and residual value for each individual mineral interest on at least an annual basis. Any changes in estimates of useful lives and residual values are accounted for prospectively from the date of the change.

ASSET IMPAIRMENT

LONG-LIVED ASSETS

The Company reviews and evaluates the carrying value of its operating mines and development properties for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded. Future cash flows are estimated based on estimated future recoverable mine production, expected sales prices (considering current and historical prices, price trends and related factors), production levels, cash costs of production, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Future recoverable mine production is determined from proven and probable reserves and measured, indicated and inferred mineral resources after taking into account estimated losses during ore processing and treatment. Estimates

                                                     Kinross Gold Corporation 47
of recoverable production from measured, indicated and inferred mineral interests are risk adjusted based on management's relative confidence in converting such interests to proven and probable reserves. All long-lived assets at a particular operation are considered together for purposes of estimating future cash flows. In the case of exploration stage mineral interests associated with greenfields exploration potential, cash flows and fair values are individually evaluated based primarily on recent exploration results and recent transactions involving sales of similar properties. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. It is possible that changes in estimates could occur which may affect the expected recoverability of the Company's investments in mineral properties.

GOODWILL

Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill. The carrying amount of goodwill is then assigned to one or more reporting units at the date of acquisition and is not amortized. The allocation of goodwill to one or more specific reporting units is determined by the Company based on unique synergies and anticipated future benefits related to the generation of additional proven and probable reserves to be achieved as a result of the business combination.

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of reporting units, to which goodwill was allocated, to their carrying amounts. If the carrying value of a reporting unit were to exceed its fair value, the Company would perform the second step of the impairment test. In the second step, the Company would compare the implied fair value of the reporting unit's goodwill to its carrying amount and any excess of the carrying value over the fair value would be charged to earnings. Assumptions underlying fair value estimates are subject to risks and uncertainties.

FINANCIAL INSTRUMENTS AND HEDGING ACTIVITY

As part of its strategy to manage exposure to fluctuations in metal prices, foreign currency exchange rates and interest rates, Kinross enters into metals and currency contracts, including forward contracts, spot deferred contracts and options. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows on the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

For gold and silver production, the use of spot deferred and fixed forward contracts is intended to hedge the Company's exposure to the risk of falling commodity prices. Gains or losses on derivative contracts that effectively establish prices for future production, are deferred and recorded in income when the underlying hedged transaction, identified at the contract inception, is completed. Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized in current earnings. Gains or losses (realized or unrealized) for derivative contracts which no longer qualify as hedges for accounting purposes or which relate to a hedged transaction that has been sold or terminated are recorded in current earnings. Gains or losses on the early settlement of metal hedging contracts, that were deemed to be effective at the inception of the contract, are recorded as deferred revenue on the balance sheet and included in earnings over the original delivery schedule of the hedged production.

Foreign currency forward contracts are used to hedge exposure to fluctuations in foreign currency denominated anticipated capital and operating expenditures. Gains or losses on these contracts are recognized in earnings as foreign exchange gains and losses at the maturity of the contracts. Realized and unrealized gains or losses associated with foreign exchange forward contracts, which have been terminated or cease to be effective prior to maturity, are deferred under other assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In addition, interest rate swaps may be used to hedge exposure to changes in interest rates.

In November 2001, the Canadian Accounting Standards Board, ("AcSB") issued accounting guideline AcG-13, "Hedging Relationships", which establishes the conditions for applying hedge accounting. AcG-13 is effective for fiscal years commencing on or after July 1, 2003. The adoption of AcG-13 is not expected to have a material impact on the Company's financial position and results of operations.

PENSION, POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS

The Company participates in both defined contribution and defined benefit pension plans. The costs of defined contribution plans, representing the Company's required contribution, and the costs of defined benefit pension plans are charged to earnings in the year incurred. Defined benefit plan pension expense, based on managements assumptions, consists of the actuarially computed costs of pension benefits in respect of the current year's service, imputed interest on plan assets and pension obligations, straight-line amortization of experience gains and losses, assumption changes and plan amendments over the expected average remaining service life of the employee group.

The expected costs of post-retirement and post-employment benefits, other than pensions, to active employees are accrued for in the consolidated financial statements during the years employees provide service to be entitled to receive such benefits.

Kinross Gold Corporation 48

STOCK-BASED INCENTIVE AND COMPENSATION PLANS

The Company has four stock-based incentive and compensation plans which are described in Note 16 to the consolidated financial statements. The Company has elected not to early-adopt the fair value method of accounting for stock options as recommended in the Canadian Institute of Chartered Accountants ("CICA") handbook section 3870 for stock-based compensation and other stock-based payments. No compensation expense is recognized under the stock option plan when shares or share options are issued to employees. Shares issued under this plan are recorded at the issue price. Any consideration paid by employees on exercise of stock options or purchases of stock is credited to common share capital.

REVENUE RECOGNITION

Gold revenue is recognized upon shipment to third-party gold refineries, when the sales price is fixed and title has passed to the customer.

Silver revenue, the Company's only by-product, is included in mining revenue.

SITE RESTORATION COSTS

Estimated costs of site restoration for producing mines are accrued and expensed over the estimated life of the mine on a unit-of-production basis using proven and probable reserves. Ongoing environmental protection expenditures are expensed as incurred. Estimated costs of site restoration for inactive mines are accrued based on management's best estimate at the end of each year. Changes in estimate of site restoration costs for inactive mines are charged to income in the period the estimate is revised. Estimates of the ultimate site restoration costs are based on current laws and regulations and expected costs to be incurred (calculated on a undiscounted basis), all of which are subject to possible changes thereby impacting current determinations.

INCOME AND MINING TAXES

The provision for income and mining taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future tax assets that it believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired (other than non-tax deductible goodwill) and liabilities assumed exist, the Company recognizes the future tax assets and liabilities for the tax effects of such differences.

Future withholding taxes are provided on the unremitted net earnings of foreign subsidiaries and joint ventures to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

RECLASSIFICATIONS

Certain comparative figures for 2002 and 2001 have been reclassified to conform to the 2003 presentation.

2. BUSINESS AND PROPERTY ACQUISITIONS

2003

(A) TVX GOLD INC., ECHO BAY MINES LTD. AND THE TVX NEWMONT AMERICAS JOINT
VENTURE

On January 31, 2003, pursuant to a Canadian Plan of Arrangement, Kinross acquired 100% of TVX Gold Inc. ("TVX") and 100% of Echo Bay Mines Ltd. ("Echo Bay"). Consideration paid for the TVX common shares was 2.1667 Kinross common shares for each TVX common share. Consideration paid for the Echo Bay shares was
0.1733 of a Kinross common share for each Echo Bay common share. The exchange ratio reflects the three for one consolidation of the Company's common shares as described in Note 16. The purchase price for these acquisitions totaled $1.3 billion, comprised of 177.8 million Kinross common shares, $12.6 million of direct costs and $29.3 million representing the fair value of common share purchase warrants and stock options assumed. The value of Kinross shares was $7.14 per share based on the average market price of the shares over the two-day period before and after June 10, 2002, being the date Kinross, TVX and Echo Bay entered into the combination agreement.

In a separate transaction, immediately prior to the business combination, TVX acquired Newmont Mining Corporation's ("Newmont") 50% non-controlling interest in the TVX Newmont Americas joint venture ("TVX Newmont JV") for $180.0 million in cash. The purchase price was satisfied using TVX's available cash of $85.5 million and cash advanced by Kinross to TVX of $94.5 million.

Upon completion of the acquisition of TVX and TVX's purchase of Newmont's interest in the TVX Newmont JV, Kinross holds various non-operating interests in gold mines located in Chile (La Coipa - 50%), Brazil (Paracatu - 49% and Crixas
- 50%) and Canada (Musselwhite - 32%), an operating interest in one other Canadian mine (New Britannia - 50%) and exploration interests in Brazil. Upon acquiring Echo Bay, Kinross holds operating interests in gold mines located in the United States (Round Mountain - 50%) and Canada (Lupin - 100%) and interests in development properties in both in Canada and the United States.

                                                     Kinross Gold Corporation 49

The combination of Kinross, TVX and Echo Bay was undertaken to create the seventh largest senior primary gold producer in the world, with the financial and operational base necessary to continue to grow the Company. With an expanded global operating base, a more than doubling of gold production, increased cash flow provided from operating activities and a portfolio of development projects, the Company has an enhanced ability to pursue new growth strategies, previously unattainable, and undertake significant exploration programs.

The acquisitions were accounted for using the purchase method of accounting whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill and amounted to $918 million. In accordance with CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", for purposes of CDN GAAP, and Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets", for purposes of U.S. GAAP, goodwill was assigned to the Company's Exploration and Acquisitions and Corporate reporting units and will not be amortized. During the fourth quarter of 2003, the Company finalized the purchase price allocations for the TVX and Echo Bay acquisitions. In addition, Kinross tested the goodwill for impairment as at December 31, 2003 and determined that there was no impairment as at that date.

The following reflects the final purchase price allocation for the acquisition of 100% of Echo Bay and 100% of TVX (in millions, except per share data):

================================================================================================= ===============
                                                                                        TVX          Echo Bay
------------------------------------------------------------------------------------------------- ---------------
Common shares of Kinross issued to Echo Bay and TVX shareholders                            93.9          83.9
Value of Kinross common stock per share                                              $      7.14   $      7.14
------------------------------------------------------------------------------------------------- ---------------
Fair value of the Company's common stock issued                                      $     670.7   $     599.1

Plus - fair value of warrants and options assumed by the Company (100% vested)               6.8          22.5
Plus - direct acquisition costs incurred by the Company                                      6.3           6.3
Plus - the Company's previous 10.6% ownership interest in Echo Bay                             -           7.0
------------------------------------------------------------------------------------------------- ---------------
Total purchase price                                                                 $     683.8   $     634.9

Plus - Fair value of liabilities assumed by Kinross
       Accounts payable and accrued liabilities                                             53.6          23.1
       Long-term debt, including current portion                                             2.2             -
       Site restoration cost accruals, including current portion                            17.5          45.5
       Future income tax liabilities                                                        52.0           0.8
       Other long-term liabilities                                                           0.1             -
       Liability with respect to TVX Newmont JV assets acquired                             94.5             -

Less - Fair value of assets acquired by Kinross
       Cash                                                                                (27.8)        (16.4)
       Restricted cash                                                                     (11.3)        (10.1)
       Marketable securities                                                                (0.5)         (1.9)
       Accounts receivable and other assets                                                (18.2)         (4.6)
       Inventories                                                                         (19.1)        (28.8)
       Property, plant and equipment                                                      (129.1)        (84.6)
       Mineral interests                                                                  (205.5)        (78.4)
       Long-term investments and other non-current assets                                   (5.1)        (48.6)
------------------------------------------------------------------------------------------------- ---------------
Residual purchase price allocated to goodwill                                        $     487.1   $     430.9
================================================================================================= ===============

With the finalization of the purchase price allocation, there have been several adjustments to the fair values assigned to the acquired assets and liabilities from the initial purchase price allocation presented in the Company's 2003 quarterly reports.

Property, plant and equipment was adjusted to estimated fair value based on the replacement costs as determined through independent appraisals performed by a third party. Mineral interests, representing acquired mineral use rights and previously included in property, plant and equipment, were fair valued based on estimated future cash flows or recent transactions involving sales of similar properties, depending on the nature of the underlying property. Details of intangible assets acquired pursuant to the business combination are included in
Note 6, mineral interests. Estimated future cash flows were based on estimated quantities of gold to be produced at each site, the estimated costs, timing and capital expenditures associated with such production, the Company's long-term expectation that a price of $325 would be realized for each ounce of gold produced, foreign currency exchange rates at the date of acquisition and a discount rate specific to the Company's cost of capital, estimated to be equal to 7%.

Kinross Gold Corporation 50

TVX

The residual purchase price allocated to goodwill increased by $52.6 million from the preliminary purchase price allocation to $487.1 million in the final purchase price allocation. The change results primarily from an increase in the fair values of future income tax liabilities of $10.0 million and an increase in the estimated exit accruals associated with TVX Hellas of $12.6 million. This was accompanied by a decrease in the fair values of certain assets including future income taxes of $13.8 million. Property, plant and equipment decreased by $208.7 million and mineral interests increased by $205.5 million primarily representing an allocation of intangible mineral interests to a separate asset class.

ECHO BAY

The residual purchase price allocated to goodwill decreased by $23.2 million from the preliminary purchase price allocation to $430.9 million in the final purchase price allocation. The change results primarily from a net increase in the fair values associated with mineral interests and long-term assets of $78.4 million and $23.7 million, respectively, offset by a net decrease in the fair values of property, plant and equipment of $85.0 million. The change in the allocation of the fair values of property, plant and equipment and mineral interests was due to allocating the fair value of the intangible to a separate asset class.

GOODWILL

Kinross has allocated the goodwill arising from the TVX and Echo Bay acquisitions to its Exploration and Acquisitions ($908.4 million) and Corporate reporting units ($9.6 million). The Company did not allocate any goodwill to mine site reporting units, since it is the belief of the Company that there will not be mine specific synergies resulting from the business combination. Instead, the assignment of goodwill to the Exploration and Acquisitions and Corporate reporting units is based on the fact that, following the acquisition, these reporting units have enhanced abilities to pursue new acquisition based growth strategies, undertake significant exploration programs and realize synergies in general and administration expenses. Kinross does not anticipate goodwill related to these acquisitions will be deductible for tax purposes.

PRO FORMA CONSOLIDATED RESULTS

The combination of Kinross, TVX and Echo Bay was effective on January 31, 2003. If the combination had been effective as of January 1, 2003, pro forma consolidated revenues and pro forma consolidated net earnings for the year ended December 31, 2003, would increase by $28.9 million to $613.5 million and pro forma consolidated net earnings for the year ended December 31, 2003, would decrease by $11.9 million to a net loss of $2.2 million. If the combination had been effective as of January 1, 2002, pro forma consolidated revenues and the pro forma consolidated net loss for the year ended December 31, 2002, would increase by $396.0 million to $671.2 million and $63.2 million to $94.1 million, respectively. These pro forma results were adjusted as depreciation, depletion and amortization were calculated based on the allocation determined in the final purchase price equation. The pro forma financial information does not purport to represent what the Company's results of operations would have been had the acquisition occurred at the beginning of 2003 or 2002 or to project the Company's results of operations for any future periods.

(B) OMOLON GOLD MINING CORPORATION

On December 3, 2002, the Company entered into purchase agreements with four of the five Russian minority shareholders, holding in aggregate, 44.17% of the shares of Omolon Gold Mining Company ("Omolon"). Omolon agreed to purchase these shares, from the four shareholders, for $44.7 million, including legal fees. The transactions were completed in February, 2003 and Omolon subsequently cancelled these shares. As a result of the share cancellation, the Company increased its ownership in the outstanding shares of Omolon to 98.1% from 54.7%.


                                                     Kinross Gold Corporation 51

The fair value of the assets and liabilities of the 45.3% interest in Omolon and the allocation of the purchase consideration are as follows (in millions):

==========================================================================================
FAIR VALUE OF ASSETS ACQUIRED BY KINROSS:
    Cash                                                                  $        26.1
    Accounts receivable                                                             2.9
    Inventories                                                                    12.3
    Property, plant and equipment                                                  13.8
    Other non-current assets                                                        1.9

LESS - FAIR VALUE OF LIABILITIES ASSUMED BY KINROSS:
    Accounts payable and accrued liabilities                                       (5.7)
    Long-term debt, including current portion                                      (2.2)
    Site restoration cost accruals, including current portion                      (3.4)
Non-controlling interest                                                           (1.0)
------------------------------------------------------------------------------------------
Total cash consideration                                                  $        44.7
==========================================================================================
Financed by:
    Cash (including cash acquired - $26.1 million)                        $        44.7
==========================================================================================

(C) E-CRETE

During 2003, the Company acquired a further 1.2% interest in E-Crete for cash consideration of $0.1 million, by funding its partner's share of cash calls, thereby increasing its ownership interest to 90.0%.

2002

(D) E-CRETE

During 2002, the Company acquired a further 2.9% interest in E-Crete for cash consideration of $0.1 million, by funding its partner's share of cash calls, thereby increasing its ownership interest to 88.8%.

2001

(E) E-CRETE

During 2001, the Company acquired a further 12.4% interest in E-Crete for cash consideration of $1.2 million, by funding its partner's share of cash calls, thereby increasing its ownership interest to 85.9%.

(F) GEORGE/GOOSE LAKE GOLD PROJECT

On December 14, 2001, the Company completed the acquisition of a 100% interest in the George/Goose Lake gold project in the Nunavut Territory by issuing 1,333,333 common shares of the Company valued at $3.8 million. The following is a summary of the 2001 acquisitions both of which were accounted for using the purchase method.

========================================================================== ============= ============
                                                                              GEORGE/
                                                                 E-CRETE    GOOSE LAKE      TOTAL
-------------------------------------------------------------------------- ------------- ------------
Fair value ascribed to net assets acquired:

    Property, plant and equipment                                $    1.7    $     3.8    $     5.5
    Less: liabilities assumed                                         0.5            -          0.5
-------------------------------------------------------------------------- ------------- ------------
                                                                 $    1.2    $     3.8    $     5.0
========================================================================== ============= ============
    Purchase price:
    Cash                                                         $    1.2    $       -    $     1.2
    Common shares                                                       -          3.8          3.8
-------------------------------------------------------------------------- ------------- ------------
                                                                 $    1.2    $     3.8    $     5.0
========================================================================== ============= ============

Kinross Gold Corporation 52

3. ACCOUNTS RECEIVABLE AND OTHER ASSETS

Accounts receivable and other assets are comprised of the following:

=========================================================================================== ==============
                                                                                   2003         2002
------------------------------------------------------------------------------------------- --------------
    Taxes recoverable, interest and accounts receivable                         $     41.7    $      9.9
    Deferred costs associated with business and property acquisitions                  0.4           5.6
    Marketable securities (quoted market value: 2003 - $0.5; 2002 - $0.1)              0.1           0.1
------------------------------------------------------------------------------------------- --------------
                                                                                $     42.2    $     15.6
=========================================================================================== ==============

4. INVENTORIES

Inventories are comprised of the following:

=========================================================================================== ==============
                                                                                   2003         2002
------------------------------------------------------------------------------------------- --------------
    In-process                                                                  $     15.5    $      9.0
    Finished metal                                                                    15.4           3.9
    Ore in stockpiles                                                                 15.3           2.3
    Ore on leach pads                                                                  8.3             -
    Materials and supplies                                                            62.5          26.0
------------------------------------------------------------------------------------------- --------------
                                                                                     117.0          41.2
    Long-term portion of ore in stockpiles (Note 8)                                   (7.8)         (2.3)
------------------------------------------------------------------------------------------- --------------
                                                                                $    109.2    $     38.9
=========================================================================================== ==============

Ore in stockpiles represents stockpiled ore at the Company's Fort Knox mine and its proportionate share of stockpiled ore at Round Mountain, La Coipa and the Porcupine Joint Venture (2002 - Fort Knox and the Porcupine Joint Venture).

Ore on leach pads relates entirely to the Company's 50% owned Round Mountain mine. As at December 31, 2003, the weighted average cost per recoverable ounce of gold on the leach pads was $120 per ounce.

Based on current mine plans, the Company expects to place the last tonne of ore on its current leach pad in 2008. The Company expects that all economic ounces will be recovered within approximately 12 months following the date the last tonne of ore is placed on the leach pad.

5. PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:

====================================================================================== ======================================
                                                          DECEMBER 31, 2003                       DECEMBER 31, 2002
-------------------------------------------------------------------------------------- ---------------------------------------
                                                              ACCUMULATED                             ACCUMULATED
                                                            DEPRECIATION,                           DEPRECIATION,
                                                     COST,      DEPLETION         NET        COST,      DEPLETION         NET
                                                    NET OF            AND        BOOK       NET OF            AND        BOOK
                                                WRITE-DOWN   AMORTIZATION       VALUE   WRITE-DOWN   AMORTIZATION       VALUE
---------------------------------------------------------- --------------- ---------- ------------ --------------- -----------
Producing properties
    Mineral properties                          $        -   $          -   $       -   $      0.2   $          -   $     0.2
    Plant and equipment (amortized on a
      straight-line basis)                            15.0           (5.9)        9.1         16.8           (6.1)       10.7
    Plant and equipment (amortized on
      unit-of-production basis)                    1,074.9         (590.7)      484.2        753.5         (458.6)      294.9
Development properties (i)                            19.5              -        19.5         15.1              -        15.1
Exploration properties (i)                             9.8              -         9.8          9.1              -         9.1
---------------------------------------------------------- --------------- ---------- ------------ --------------- -----------
                                                $  1,119.2   $     (596.6)  $   522.6   $    794.7   $     (464.7)  $   330.0
========================================================== =============== ========== ============ =============== ===========
(i) These properties were owned by Kinross prior to January 1, 2002 when Kinross prospectively adopted CICA Handbook Section
    3062. In accordance with Section 3062 of the CICA Handbook, they have not been reclassified as Mineral Interests (see
    Note 6).

                                                     Kinross Gold Corporation 53

There were no major asset disposals in 2003 or 2002.

6. MINERAL INTERESTS

The components of mineral interests acquired on the acquisition of TVX and Echo Bay are as follows:

======================================================================== ========================================
                                                DECEMBER 31, 2003                      DECEMBER 31, 2002
------------------------------------------------------------------------ ----------------------------------------
                                         GROSS                       NET        GROSS                        NET
                                      CARRYING    ACCUMULATED       BOOK     CARRYING    ACCUMULATED        BOOK
                                         VALUE   AMORTIZATION      VALUE        VALUE   AMORTIZATION       VALUE
---------------------------------------------- -------------- ---------- ------------ -------------- ------------
    Production stage                $    176.9    $    (21.0)  $   155.9   $        -    $         -   $       -
    Development stage                     13.9             -        13.9            -              -           -
    Exploration stage                     93.0          (2.7)       90.3            -              -           -
---------------------------------------------- -------------- ---------- ------------ -------------- ------------
                                    $    283.8    $    (23.7)  $   260.1   $        -    $         -   $       -
============================================== ============== ========== ============ ============== ============

For the purpose of computing the amortization of mineral interests, the following residual values and amortization periods have been used:

=================================================================================================================
                                                                                  DECEMBER 31, 2003
-----------------------------------------------------------------------------------------------------------------
                                                                            RESIDUAL        WEIGHTED AVERAGE
                                                                             VALUES        AMORTIZATION PERIOD
                                                                                                (IN YEARS)
----------------------------------------------------------------------------------------- -----------------------
    Production stage                                                       $        -                    10
    Development stage                                                               -                     -
    Exploration stage                                                            81.3                     8
----------------------------------------------------------------------------------------- -----------------------
    Total weighted average amortization period                                                           10
========================================================================================= =======================

Currently under Canadian GAAP, pursuant to CICA Handbook Section 1581 (Appendix
A31) "business combinations" and Section 3062 "goodwill and other intangible assets", mineral use rights are listed as contract-based intangible assets. These new handbook sections resulted in a conflict between previously issued accounting standards included in CICA Handbook Section 3061 and EIC-126, which identify acquired mineral rights as property, plant and equipment.

The Company has elected to account for the mineral use rights it acquired after January 1, 2002, in accordance with CICA Handbook Section 1581 and 3062. Had the Company elected to account for acquired mineral use rights in accordance with CICA Handbook Section 3061 and EIC-126, the Company would increase property, plant and equipment by $260.1 million and reduce mineral interests by $260.1 million as at December 31, 2003. There would be no effect on reported earnings.

7. LONG-TERM INVESTMENTS

The quoted market value of the Company's long-term investments at December 31, 2003 is $9.0 million (December 31, 2002 - $89.6 million, of which $70.8 million represented its investment in Echo Bay which was consolidated in 2003). All long-term investments are recorded at cost. During 2003, the Company sold certain long-term investments with a book value of $30.2 million for net proceeds of $56.2 million.

8. DEFERRED CHARGES AND OTHER LONG-TERM ASSETS

Deferred charges and other long-term assets are comprised of the following:

===================================================================================== =============
                                                                             2003         2002
------------------------------------------------------------------------------------- -------------
    Long-term ore in stockpiles (see Note 4)                              $      7.8   $      2.3
    Deferred charges, net of amortization                                        2.2          1.0
    Long-term receivables                                                        7.1          5.0
    Long-term deposits                                                           2.6          1.7
    Assets held for sale (i)                                                    14.1            -
    Other                                                                        2.1            -
------------------------------------------------------------------------------------- -------------
                                                                          $     35.9   $     10.0
===================================================================================== =============
(i) The Ulu property and airplane hanger in Edmonton, Alberta were disposed of in early 2004 for
    $14.1 million.

9. JOINT VENTURE INTERESTS

The Company conducts a substantial portion of its business through joint ventures under which the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures. As at December 31, 2003, the Company had interests in eight joint venture projects (December 31, 2002 - three) after acquiring an interest in six joint ventures as a result of the combination with TVX and Echo Bay, and the full consolidation of Omolon (a Russian joint stock company) following the increase in the Company's ownership interest from 54.7% to 98.1% in February of 2003 (see Note 2(b)). Prior to January 1, 2002, E-Crete was considered to be a joint venture but following the increase in the Company's ownership interest as described in Note 2, and other changes in conditions between the joint venture partners, it was fully consolidated. Kamgold, a Russian joint stock company in which Kinross held a 25% interest, was sold in August 2002.

Kinross Gold Corporation 54

(A) ROUND MOUNTAIN

The Company owns a 50% interest in the Smoky Valley Common Operation joint venture, which owns the Round Mountain mine, located in Nye County, Nevada, USA. Under the joint venture agreement, the Company is the Operator of the Round Mountain mine.

The Management Committee represents the joint venture partners, authorizes annual programs and budgets and approves major transactions prior to execution by site management. The joint venture owners are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

(B) PORCUPINE

The Company owns a 49% interest in the Porcupine Joint Venture ("PJV"), which conducts mining, milling and exploration operations in the Timmins area of Ontario. As of July 1, 2002, the Company agreed to transfer to Placer Dome (CLA) Limited, an undivided 51% interest in various owned and leased mineral properties, including the Hoyle Pond mine. Placer Dome (CLA) Limited agreed to transfer to the Company an undivided 49% interest in various owned and leased mineral properties. Under the PJV agreement, Placer Dome (CLA) Limited is the Operator.

The Management Committee of the PJV approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The PJV participants are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

(C) PARACATU

The Company owns a 49% interest in Rio Paracatu Mineracao S.A. ("RPM"). RPM owns the Brasilia mine located next to the city of Paracatu, Brazil, 200 kilometres southeast of Brasilia, Brazil's capital city. Under the joint venture agreement, Rio Tinto Brasil, a subsidiary of Rio Tinto PLC is the Operator.

The Board of Directors of RPM approves annual programs and budgets and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

(D) LA COIPA

The Company owns a 50% interest in Compania Minera Mantos de Oro ("MDO"), a Chilean contractual mining company. MDO owns the La Coipa mine, located in central Chile, 140 kilometres northeast of the city of Copiapo. Under the joint venture agreement, a wholly-owned subsidiary of Placer Dome Inc. is the Operator.

The Board of Directors of MDO approves annual programs and budgets and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

(E) CRIXAS

The Company owns a 50% interest in Mineracao Serra Grande, S.A. ("MSG"). MSG owns the Crixas mine, located in central Brazil, 260 kilometres northeast of the city of Brasilia. Under the joint venture agreement, a wholly-owned subsidiary of AngloGold is the Operator.

The Board of Directors of MSG approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

(F) MUSSELWHITE

The Company owns a 31.93% interest in the Musselwhite joint venture. The mine is located 430 kilometres north of the city of Thunder Bay, in northwestern Ontario. Under the joint venture agreement, Placer Dome (CLA) Limited is the Operator.

The Management Committee of the joint venture approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

(G) NEW BRITANNIA

The Company owns a 50% interest in the New Britannia joint venture. The mine is located in the town of Snow Lake in northern Manitoba, 700 kilometres north of Winnipeg. Under the joint venture agreement, the Company is the Operator.

The Management Committee of the joint venture approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested. At present, the Company has a loan receivable from its joint venture partner. Kinross sells all of the production from the mine and on an annual basis, is entitled to apply its partner's share of any operating surplus against the outstanding balance of the loan. Both partners are required to fund their pro-rata share of an annual operating deficit. During 2003, the Company funded all of the cash requirements of the joint venture and as at December 31, 2003, the Company has included in accounts receivable, its joint venture partner's share of the 2003 operating deficit.

(H) REFUGIO

The Company owns a 50% interest in Compania Minera Maricunga ("CMM"), a Chilean contractual mining company. CMM owns the Refugio mine located in central Chile. On June 1, 1999, the Company was appointed Operator of the Refugio mine and continues in that capacity. The Company provides services to CMM in the planning and conduct of exploration, development and mining, and related operations with respect to the Refugio Project Properties and the Refugio mine. The investment in CMM was written off during 2000.

The Board of Directors of CMM approves annual budgets, approves distributions and authorizes major transactions prior to execution by site management. The shareholders are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

                                                     Kinross Gold Corporation 55


(i) Summary of joint venture information:                                          2003
=================================================== ======== ========== ======== ========= ======== ============ =========== =======
                                          ROUND                                                                         NEW
                                          PORCUPINE  REFUGIO  MOUNTAIN  PARACATU  LA COIPA  CRIXAS   MUSSELWHITE  BRITANNIA  TOTAL
--------------------------------------------------- -------- ---------- -------- --------- -------- ------------ ----------- -------
  Revenue                                 $    83.0  $   0.1  $  132.7  $   33.6  $   51.6  $  32.7  $     22.6   $   11.8  $ 368.1
--------------------------------------------------- -------- ---------- -------- --------- -------- ------------ ----------- -------
  Operating costs                              53.4      0.4      76.7      19.9      34.9     10.5        16.5       11.3    223.6
  Depreciation, depletion and
   amortization                                24.1        -      33.7       5.7       8.9      9.1         6.5        2.6     90.6
  Exploration                                   2.5      1.4       2.1         -       0.9      0.5         2.1        0.8     10.3
  Interest/foreign exchange/other                 -      0.2         -      (1.0)      1.5      0.2        (0.5)      (0.4)       -
  Asset write-downs and non-cash charges          -        -         -         -         -        -           -        1.2      1.2
--------------------------------------------------- -------- ---------- -------- --------- -------- ------------ ----------- -------
                                               80.0      2.0     112.5      24.6      46.2     20.3        24.6       15.5    325.7
--------------------------------------------------- -------- ---------- -------- --------- -------- ------------ ----------- -------
  Earnings (loss) before taxes            $     3.0  $  (1.9) $   20.2  $    9.0  $    5.4  $  12.4  $     (2.0)  $   (3.7 ) $ 42.4
=================================================== ======== ========== ======== ========= ======== ============ =========== =======
  Current assets                          $     9.5  $   2.4  $   27.3  $   11.5  $   10.7  $  11.8  $      6.3   $    2.8   $ 82.3
  Property, plant and equipment                68.4      1.5      50.3      39.9      37.8     21.0        21.8          -    240.7
  Mineral interests                               -        -      58.8      87.9       4.4     21.3        52.3          -    224.7
  Deferred charges and other assets             3.2        -       2.0       1.7       1.1      0.1           -          -      8.1
--------------------------------------------------- -------- ---------- -------- --------- -------- ------------ ----------- -------
                                               81.1      3.9     138.4     141.0      54.0     54.2        80.4        2.8    555.8
--------------------------------------------------- -------- ---------- -------- --------- -------- ------------ ----------- -------
  Current liabilities                           9.7      0.8      16.7       4.0       8.7      2.2         1.8        1.1     45.0
  Long-term liabilities                         5.9      5.1      24.3      30.9       3.7     11.0         1.8        0.6     83.3
--------------------------------------------------- -------- ---------- -------- --------- -------- ------------ ----------- -------
                                               15.6      5.9      41.0      34.9      12.4     13.2         3.6        1.7    128.3
--------------------------------------------------- -------- ---------- -------- --------- -------- ------------ ----------- -------
  Net investment in joint ventures        $    65.5  $  (2.0) $   97.4  $  106.1  $   41.6  $  41.0  $     76.8   $    1.1  $ 427.5
=================================================== ======== ========== ======== ========= ======== ============ =========== =======
  Cash flow provided from (used in)
    operating activities                  $    27.2  $  (2.3) $   51.7  $   13.5  $   14.9  $  21.4  $      3.8   $    0.1  $ 130.3
=================================================== ======== ========== ======== ========= ======== ============ =========== =======
  Cash flow used in investing activities  $    (8.3) $  (1.5) $   (6.0) $   (5.0) $   (0.5) $  (3.1) $     (2.7)  $   (1.1) $ (28.2)
=================================================== ======== ========== ======== ========= ======== ============ =========== =======
  Cash flow used in financing activities  $       -  $     -  $      -  $      -  $   (0.7) $  (1.5) $        -   $      -  $  (2.2)
=================================================== ======== ========== ======== ========= ======== ============ =========== =======


                                                                2002                                         2001
=========================================================== ========= ========== ========= ========== ========= ========= ==========


                                                 PORCUPINE    REFUGIO    KUBAKA     TOTAL    E-CRETE   REFUGIO    KUBAKA    TOTAL
----------------------------------------------------------- --------- ---------- --------- ---------- --------- --------- ----------

  Revenue                                        $    28.5   $   14.8   $   69.2  $  112.5  $    0.1   $   19.5  $   67.8  $  87.4
----------------------------------------------------------- --------- ---------- --------- ---------- --------- --------- ----------
  Operating costs                                     21.7        3.3       30.3      55.3       2.5       17.4      37.8     57.7
  Depreciation, depletion and amortization             7.7          -       17.4      25.1       1.1          -      20.5     21.6
  Exploration                                          1.6        0.4        1.3       3.3         -          -       2.1      2.1
  Interest                                               -        0.3        0.5       0.8       0.3        0.3       2.9      3.5
----------------------------------------------------------- --------- ---------- --------- ---------- --------- --------- ----------
                                                      31.0        4.0       49.5      84.5       3.9       17.7      63.3     84.9
----------------------------------------------------------- --------- ---------- --------- ---------- --------- --------- ----------
  Earnings (loss) before taxes                   $    (2.5)  $   10.8   $   19.7  $   28.0  $   (3.8)  $    1.8  $    4.5  $   2.5
=========================================================== ========= ========== ========= ========== ========= ========= ==========
  Current assets                                 $     8.2   $    3.1   $   46.5  $   57.8  $    0.2   $    6.2  $   23.8  $  30.2
  Property, plant and equipment, net                  74.9          -       12.7      87.6       8.2          -      31.2     39.4
----------------------------------------------------------- --------- ---------- --------- ---------- --------- --------- ----------
                                                      83.1        3.1       59.2     145.4       8.4        6.2      55.0     69.6
----------------------------------------------------------- --------- ---------- --------- ---------- --------- --------- ----------
  Current liabilities                                  5.3        6.0        9.5      20.8       0.5        1.7      18.1     20.3
  Long-term liabilities                                3.1        5.1        3.8      12.0       3.4        5.2       4.5     13.1
----------------------------------------------------------- --------- ---------- --------- ---------- --------- --------- ----------
                                                       8.4       11.1       13.3      32.8       3.9        6.9      22.6     33.4
----------------------------------------------------------- --------- ---------- --------- ---------- --------- --------- ----------
  Net investment in joint ventures               $    74.7   $   (8.0)  $   45.9  $  112.6   $   4.5   $   (0.7) $   32.4  $  36.2
=========================================================== ========= ========== ========= ========== ========= ========= ==========
  Cash flow provided from operating activities   $     3.4   $   14.3   $   39.6  $   57.3   $  (4.1)  $    2.2  $   37.7  $  35.8
=========================================================== ========= ========== ========= ========== ========= ========= ==========
  Cash flow used in investing activities         $    (2.9)  $      -   $   (0.1) $   (3.0)  $  (0.2)  $      -  $   (0.4) $  (0.6)
=========================================================== ========= ========== ========= ========== ========= ========= ==========
  Cash flow used in financing activities         $       -   $      -   $   (1.6) $   (1.6)  $     -   $   (0.4) $  (21.5) $ (21.9)
=========================================================== ========= ========== ========= ========== ========= ========= ==========

Kinross Gold Corporation 56



Directors, Officers & Corporate information



Directors                            Officers                         Corporate information

-----------------------------------  -------------------------------  --------------------------  ---------------------------------
John A. Brough ACN                   John E. Oliver                   Corporate Office            Annual and Special
President                            Independent Chairman             52nd Floor, Scotia Plaza    Shareholders' Meeting
Torwest Inc.                         -------------------------------  40 King Street West         The Annual and Special
-----------------------------------  Robert M. Buchan                 Toronto, Ontario            Meeting of Shareholders
Robert M. Buchan                     President and Chief              Canada   M5H 3Y2            will be held at 4:30 pm
President and Chief                  Executive Officer                Telephone  (416) 365-5123   on Monday, May 10, 2004
Executive Officer                    -------------------------------  Fax        (416) 363-6622   at the
Kinross Gold Corporation             John W. Ivany                    Toll Free  (866) 561-3636   Fairmont Royal York Hotel,
-----------------------------------  Executive Vice President         --------------------------  The Imperial Room, 100
Scott A. Caldwell                    -------------------------------  U.S. Office                 Front Street West,
Executive Vice President and         Scott A. Caldwell                681 Sierra Rose Drive       Toronto, Ontario, Canada
Chief Operating Officer              Executive Vice President and     Suite B                     ---------------------------------
Kinross Gold Corporation             Chief Operating Officer          Reno, Nevada                Investor Relations
-----------------------------------  -------------------------------  USA  89509                  Contact
Arthur H. Ditto                      Brian W. Penny                   Telephone  (775) 829-1000   E-mail     info@kinross.com
Retired Mining Executive             Vice President, Finance          Fax        (775) 829-1666   Website    www.kinross.com
-----------------------------------  and Chief Financial Officer      --------------------------  Toll Free  (866) 561-3636
Richard S. Hallisey AE               -------------------------------  Transfer Agent & Registrar
President                            Rodney A. Cooper                 Computershare Trust         Christopher T. Hill
Sullivan Holdings Limited            Vice President,                  Company of Canada           Vice President, \
-----------------------------------  Technical Services               Toronto, Ontario            Investor Relations
John M.H. Huxley ACN                 -------------------------------  Canada                      Telephone  (416) 365-7254
Principal                            Jerry W. Danni                   Telephone  (416) 981-9633   ---------------------------------
Algonquin Power Corporation          Vice President,                  Toll Free  1 800 663-9097   Tracey M. Thom
-----------------------------------  Environmental, Health & Safety   --------------------------  Manager, Investor Relations
John A. Keyes E                      -------------------------------  Computershare Trust         Telephone  (416) 365-1362
Retired Mining Executive             Alan R. Edwards                  Company Inc.
-----------------------------------  Vice President Operations        Denver, Colorado            Trading Data
George F. Michals AG                 -------------------------------  USA                         TSX
President                            Christopher T. Hill              Telephone  (303) 986-5400     K - common
Baymont Capital Resources Inc.       Vice President,                  --------------------------    K.U - U.S. Dollar traded
-----------------------------------  Investor Relations               Legal Counsel                       common
Cameron A. Mingay EG                 -------------------------------  Cassels, Brock &              K.WT - warrants
Partner                              Andrew F. Kaczmarek              Blackwell LLP               NYSE
Cassels, Brock & Blackwell LLP       Vice President,                  Toronto, Ontario              KGC - common
-----------------------------------  Project Development              Canada                      ---------------------------------
John E. Oliver CGN                   -------------------------------  --------------------------  Additional Information
Senior Vice President                Allan D. Schoening               Parr Waddoups Brown         Copies of Kinross publications
Atlantic Region                      Vice President,                  Gee & Loveless              available at www.kinross.com
Bank of Nova Scotia                  Human Resources and              Salt Lake City,             or from the Company include a
-----------------------------------  Community Relations              Utah, USA                   Corporate Responsibility report,
A - Audit Committee                  -------------------------------  --------------------------  which discusses the
C - Compensation Committee           Ronald W. Stewart                Auditors                    Environmental Program, Health
E - Environmental, Health & Safety   Vice President,                  Deloitte & Touche LLP       and Safety, Social Responsibility
    Committee                        Exploration                      Toronto, Ontario            and Corporate Governance;
G - Corporate Governance Committee   -------------------------------  --------------------------  a Corporate Profile;
N - Nominating Committee             Shelley M. Riley                                             the Management Information
-----------------------------------  Corporate Secretary                                          Circular and the Annual
                                     -------------------------------                              Information Form (AIF).
                                                                                                  ---------------------------------

                      [LOGO] Kinross
------------------------------------
                    Corporate Office
            52nd Floor, Scotia Plaza
                 40 King Street West
                    Toronto, Ontario
                      Canada M5H 3Y2

             Telephone (416)365-5123
                   Fax (416)363-6622
             Toll Free (866)561-3636

                     www.kinross.com

10. FINANCIAL INSTRUMENTS

The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policies approved by the Company's Board of Directors. The Company does not hold or issue derivative contracts for speculative or trading purposes.

(A) COMMODITY RISK MANAGEMENT

The profitability of the Company is directly related to the market price of gold and silver. The Company uses spot deferred contracts and fixed forward contracts to hedge against changes in commodity prices for a portion of its forecasted gold and silver production. Spot deferred contracts are forward sale contracts with flexible delivery dates that enable management to choose to deliver into the contract on a specific date or defer delivery until a future date. If delivery is postponed, a new contract price is established based on the old contract price plus a premium (referred to as "contango").

The Company sells call options to economically hedge exposure to changes in spot gold prices. The option premium is received at the time call options are sold. If the gold price is higher than the call option strike price on the expiry date of the option Kinross sells gold at the strike price of the option. If the gold price is lower than the strike price of the call option at expiry, the option expires worthless.

The Company buys put options to protect against lower gold prices, while participating in higher gold prices. The option premium is paid out at the time the put options are purchased. If the gold price is lower than the strike price of the put option on the expiry date, gold is sold at the strike price of the option. If the gold price is higher than the strike price of the put option, the option expires worthless.

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at December 31, 2003 are as follows:

==================================================== ============= ============== ============ =========== =============
                                       SPOT DEFERRED                         CALL      AVERAGE PUT OPTIONS    AVERAGE
                                              OUNCES       AVERAGE        OPTIONS       STRIKE      BOUGHT     STRIKE
Expected Year of Delivery                     HEDGED         PRICE  SOLD (OUNCES)        PRICE    (OUNCES)       PRICE
---------------------------------------------------- ------------- -------------- ------------ ----------- -------------
2004                                         137,500    $      277         50,000    $     340     150,000   $     250
2005                                          37,500    $      296              -            -     150,000   $     250
2006                                               -             -              -            -     150,000   $     250
---------------------------------------------------- ------------- -------------- ------------ ----------- -------------
Total                                        175,000    $      281         50,000    $     340     450,000   $     250
==================================================== ============= ============== ============ =========== =============

As at December 31, 2002, the Company had spot deferred contracts for 312,500 ounces of gold and call options sold for 150,000 ounces of gold.

As at December 31, 2003, the Company has sold 250,000 ounces of silver forward at a price of $4.92 per ounce. As at December 31, 2002, the Company had no outstanding silver positions.

In February 2001, the Company closed out 500,000 ounces of spot deferred contracts that were designated as hedges for 2001 to 2004 and realized a gain of $16.6 million on proceeds of $21.1 million. This gain has been deferred and is being included in income over the original delivery schedule of the various contracts.

(B) FOREIGN CURRENCY RISK MANAGEMENT

All sales revenues for the Company are denominated in U.S. dollars. The Company is exposed to currency fluctuations on expenditures which are denominated in Canadian dollars, Russian rubles, Chilean pesos, Brazilian reals and other currencies. These potential currency fluctuations could have a significant impact on the cost of producing gold and thereby, the profitability of the Company. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future revenue flows.

As at December 31, 2003, the Company has foreign currency forward contracts to sell U.S. dollars and buy Canadian dollars of CDN $28.4 million at an average exchange rate of 1.4221 (2002 - CDN $25.8 million at an average exchange rate of 1.5175). These contracts mature over an eighteen month period ending June 2005.

(C) INTEREST RATE RISK MANAGEMENT

The Company is exposed to interest rate risk as a result of its issuance of variable rate debt. There were no interest rate hedging transactions outstanding as at December 31, 2002 or December 31, 2003.

(D) ENERGY PRICE RISK

The Company is exposed to changes in crude oil prices as a result of diesel fuel consumption, primarily at its open pit mines and the remote Lupin underground mine. The potential fluctuations in crude oil prices could have a significant impact on the cost of producing gold and the profitability of the Company. This risk is reduced, from time to time, through the use of crude oil forward purchase contracts to lock in firmly committed future operating costs.

                                                     Kinross Gold Corporation 57

As at December 31, 2003, the Company had no hedging agreements in place to purchase fuel. There was no fuel hedging activity during 2002 or 2003.

(E) CREDIT RISK MANAGEMENT

Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating. At December 31, 2003, the Company's gross credit exposure was $43.6 million (December 31, 2002 -- $9.9 million).

(F) FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying values for primary financial instruments, including cash and cash equivalents, bullion settlements and other accounts receivable, marketable securities, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. The carrying value for long-term debt (other than convertible debentures and redeemable retractable preferred shares) approximates fair value primarily due to the floating rate nature of the debt instruments.

The 5.5% subordinated convertible debentures of the Company were redeemed at par plus accrued interest on September 29, 2003. The fair value of the outstanding convertible debentures based on the quoted market price of the debentures at December 31, 2002 was approximately $107.1 million (CDN $169.2 million).

Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at December 31. The following table represents the fair value gain (loss) relating to derivative contracts outstanding as at December 31:

================================================================================ =================
                                                                      2003             2002
-------------------------------------------------------------------------------- -----------------
Gold forward sales contracts (i)                                 $      (24.4)    $      (20.3)
Foreign currency contracts (ii)                                           1.8             (0.8)
================================================================================ =================
(i) Based on a spot gold price of $417 and $343 per ounce as at December 31, 2003, and 2002, respectively.
(ii)   Based on a Canadian dollar exchange rate of 1.2924 and 1.5796 at December 31, 2003, and 2002, respectively.

11. LONG-TERM DEBT

=================================================================================================================
                                                                                             PRINCIPAL REPAYMENT
                                                                                                        SCHEDULE
                                                                                         AS AT DECEMBER 31, 2003
-------------------------------------------------- -------------- ---------- ----------- ------------ -----------
                                                   Interest rates    2002       2003        2004         2005
-------------------------------------------------- -------------- ---------- ----------- ------------ -----------
Kubaka project-financing debt                         Variable     $     2.6   $     2.8   $     2.8    $      -
Fort Knox industrial revenue bonds                    Variable          25.0        25.0        25.0           -
E-Crete project financing debt                        Variable           3.8           -           -           -
Capital leases                                        8.0%-9.5%          4.8         2.3         1.6         0.7
                                                                  ---------- ----------- ------------ -----------
                                                                        36.2        30.1        29.4         0.7
                                                                                         ============ ===========
Less: current portion                                                  (23.3)      (29.4)
----------------------------------------------------------------- ---------- -----------
                                                                   $    12.9   $     0.7
================================================================= ========== ===========

All long-term debt is denominated in US dollars.

The European Bank for Reconstruction and Development ("EBRD") provides project financing debt to Omolon, owner of the Kubaka mine. As at December 31, 2002, the remaining project financing debt was $4.75 million of which Kinross' 54.7% proportionate share of this obligation was $2.6 million. In June 2003, Omolon repaid $2.0 million against this project financing debt leaving a balance of $2.75 million. Kinross fully consolidated its investment in Omolon as at December 31, 2003 and therefore includes the entire amount of the project financing debt in its consolidated financial statements. Interest on the project financing debt is variable based upon LIBOR and as at December 31, 2003 is approximately 5.6% per annum (December 31, 2002 -- 5.8%). Standard default covenants apply to the project financing debt and EBRD has a right of first refusal on any future project debt required by Omolon. The assets of Omolon secure the project financing debt. The project financing debt final payment is due on December 15, 2004.

The solid waste disposal facility at the Fort Knox mine was financed by $71.0 million of tax-exempt industrial revenue bonds. As at December 31, 2002 $25.0 million of tax-exempt industrial revenue bonds remained outstanding. There were no repayments of the tax-exempt industrial revenue bonds made in 2003. The variable rate tax-exempt industrial revenue bonds mature in May 2009 and are issued by the Alaska Industrial Development and Export Authority. These tax-exempt industrial revenue bonds can be prepaid anytime without penalty. The tax-exempt industrial revenue bonds are secured by a letter of credit issued by Kinross pursuant to the syndicated credit facility. The letter of credit issued under

Kinross Gold Corporation 58
the Kinross syndicated credit facility is for $25.5 million and covers the principle portion outstanding plus an additional amount for accrued and unpaid interest. The floating interest rate on the bonds is approximately 1.13 % as at December 31, 2003 (December 31, 2002 -- 1.3%). On January 7, 2004 Kinross repaid the remaining outstanding balance of the tax-exempt industrial revenue bonds and the letter of credit issued by Kinross pursuant to the syndicated credit facility was returned and cancelled.

SYNDICATED CREDIT FACILITY

In March 2000, Kinross arranged a syndicated credit facility for $110.0 million. The primary purpose of this syndicated credit facility was to provide credit support that enabled Kinross to issue letters of credit on the industrial revenue bonds. This syndicated credit facility was scheduled to mature on October 2, 2003. As at December 31, 2002, this syndicated credit facility had been reduced to $30.0 million. This facility was replaced with a new syndicated credit facility on February 27, 2003.

The new syndicated credit facility has a maturity date of December 31, 2005 and a total committed amount of $125.0 million. The primary purpose of the new syndicated credit facility is to enable Kinross to issue letters of credit to various regulatory agencies to satisfy its financial assurance requirements. The assets of the Fort Knox mine and shares in various wholly owned subsidiaries are pledged as collateral for this facility.

At December 31, 2003, letters of credit issued under the syndicated credit facility were $118.2 million. After repayment of the Fort Knox industrial revenue bonds in January, 2004, committed utilization of the credit facility is as follows. The Company anticipates additional letters of credit will be released over the next two years as various closure properties continue to proceed with final reclamation.

===========================================================================================================
                                                                                At December 31,
-----------------------------------------------------------------------------------------------------------
                                                                         2003         2004         2005
-------------------------------------------------------------------------------- ------------ -------------
Credit support for Fort Knox industrial revenue bonds                $      25.5  $         -   $        -
Other financial assurance                                                    5.5          1.5          1.5
Reclamation                                                                 87.2        101.1        113.7
-------------------------------------------------------------------------------- ------------ -------------
Total letters of credit                                              $     118.2  $     102.6   $    115.2
================================================================================ ============ =============

In the event Kinross were to utilize the credit facility and draw a dollar loan, the current interest rate on amounts drawn under the syndicated credit facility is LIBOR plus 1.50%. Letters of credit attract a charge of 1.5%. Kinross is currently in discussions with the syndicate to extend the credit facility beyond December 31, 2005. A standby fee of 0.3% applies to undrawn amounts.

This revolving credit facility contains various debt covenants that include limits on indebtedness, distributions, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $698 million, an interest coverage ratio of 4.5 : 1, net debt to operating cash flow of 3.5 : 1, minimum cash of $45.0 million and minimum proven and probable reserves of 5.0 million ounces of gold. The Company was in compliance with all covenants as at December 31, 2003.

ECHO BAY CREDIT FACILITY

Echo Bay, a wholly owned subsidiary of Kinross, has a collateralized credit facility that was in place prior to its acquisition by Kinross. The purpose of this collateralized credit facility was to issue a letter of credit to a surety underwriter as collateral to induce it to underwrite a surety bond for the Round Mountain mine in Nevada. Kinross replaced the surety bond with a letter of credit issued under its new syndicated credit facility in early 2003 and the regulatory body has not yet released the original surety bond that it was provided. Kinross has restricted cash of $4.0 million due to the deposit on hand with the financial institution as security for issuing this letter of credit. Kinross expects the letter of credit to be released and cancelled, and the restricted cash to become unrestricted in 2004. The letter of credit fee for this facility is 0.75%

CAPITAL LEASES

The Company has capital leases for certain production equipment at its various operations. Interest on these leases ranges from 8.0%--9.5% per annum. The underlying equipment secures these leases.

12. SITE RESTORATION COSTS

Although the ultimate amount of site restoration costs is uncertain, the Company estimates this obligation at $146.3 million based on information currently available including closure plans and applicable regulations. As at December 31, 2003, the Company has accrued $119.7 million of this estimated obligation (December 31, 2002 - $57.0 million). In view of uncertainties concerning future site restoration costs, ultimate costs could differ from the estimated amounts. Future changes, if any, in regulations and cost assumptions may be significant and will be recognized when applicable.

13. CONVERTIBLE DEBENTURES

On December 5, 1996, the Company issued unsecured subordinated convertible debentures in the aggregate principal amount of $146.0 million (CDN $200.0 million). The debentures bore interest at 5.5% per annum, matured on December 5, 2006, and, at the holders' option, were convertible

                                                     Kinross Gold Corporation 59
into common shares of the Company at a conversion price of CDN $40.05 per share, being a rate of 24.9687 common shares per CDN $1,000 principal amount of debentures. Interest was payable in cash; however, the Company had the right to settle the principal amount by the issuance of common shares. On or after December 31, 2001, the debentures were redeemable at par plus accrued and unpaid interest.

The debentures were being accounted for in accordance with their substance and were presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The debt component had been calculated as the present value of the required interest payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. Interest expense was determined on the debt component, such component being reduced by the required semi-annual interest payments. The difference between the debt component and the face value of the debentures was classified as equity, net of issue costs adjusted for income taxes. The equity component of the debentures, net of the value ascribed to the holders' option, was increased over the term to the full face value by charges to retained earnings (deficit).

No debentures were redeemed in 2002. On September 29, 2003, Kinross redeemed all of the outstanding convertible debentures at par plus accrued interest. The total payment was $146.8 million (CDN $198.3 million), comprised of the principal amount of $144.8 million (CDN $195.6 million) and accrued interest of $2.0 million (CDN $2.7 million).

The cost of redemption was allocated based on the respective fair values of the debt and equity components at the date of redemption. The redemption of the debentures resulted in a loss on redemption of the debt component of the debentures of approximately $1.1 million and a net gain on redemption of the equity component of the debentures of approximately $16.5 million. The loss on the debt component has been charged against income and the gain on the equity component has been accounted for as an increase in contributed surplus.

As at December 31, 2003, the outstanding principal amount of the debentures was $ nil (December 31, 2002 -- $123.8 million (CDN $195.6 million)).

14. REDEEMABLE RETRACTABLE PREFERRED SHARES

As at December 31, 2003 and 2002, 384,613 redeemable retractable preferred shares are outstanding and held by a senior officer and director of the Company.

The holder of the redeemable retractable preferred shares is entitled to receive a CDN $0.80 per share fixed cumulative annual preferential cash dividend, payable in equal quarterly installments and, is entitled at any time to convert all or any part of the redeemable retractable preferred shares into common shares on the basis of 2.7518 common shares for each redeemable retractable preferred share so converted, subject to anti-dilution adjustments. The Company may at any time redeem, upon a minimum thirty day notice, all or any part of the redeemable retractable preferred shares at a price of CDN $10.00 per share, together with unpaid dividends accrued to the date of redemption. The holder of the redeemable retractable preferred shares is entitled to require the Company to redeem for cash all or any part of the redeemable retractable preferred shares at this price.

15. CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY

The convertible preferred shares of subsidiary company comprise 1,840,000 shares of $3.75 Series B Convertible Preferred Shares of Kinam ("Kinam Preferred Shares"). The Kinam Preferred Shares are convertible into common shares of the Company at a conversion price of $30.92 per share (equivalent to a conversion rate of 1.6171 common shares for each preferred share), subject to adjustment in certain events.

The Kinam Preferred Shares are redeemable at the option of the Company at any time on or after August 15, 1997, in whole or in part, for cash initially at a redemption price of $52.625 per share declining ratably annually to $50.00 per share on or after August 15, 2004, plus accrued and unpaid dividends.

Annual cumulative dividends of $3.75 per share are payable quarterly on each February 15, May 15, August 15 and November 15, as and if declared by Kinam's Board of Directors. No dividends were declared or paid on the Kinam Preferred Shares during 2003 or 2002. Dividend payments on these shares were suspended in accordance with their terms in August 2000 and continue to remain suspended. The cumulative dividends in arrears on the Kinam Preferred Shares owned by non-affiliated shareholders of $2.7 million as at December 31, 2003 have been accrued and included in the carrying value of the convertible preferred shares of subsidiary company.

On July 12, 2001, the Company acquired 945,400 Kinam Preferred Shares in exchange for 8,062,164 common shares of the Company (Note 16). On March 28, 2002, 652,992 Kinam Preferred Share were acquired in a $16.00 per share cash tender offer and after extending the offer, an additional 17,730 Kinam Preferred Shares were tendered on April 4, 2002. During 2002, 350 Kinam Preferred Shares were converted into 566 common shares of the Company. During 2003, 14,700 Kinam Preferred Shares were acquired at $18.00 per share and a further 1,645 Kinam Preferred Shares were converted into 2,657 common shares of the Company, leaving 207,183 held by non-affiliated shareholders at December 31, 2003.

If all the Kinam Preferred Shares owned by non-affiliated shareholders were converted, an additional 335,036 common shares of the Company would be issued.

Kinross Gold Corporation 60

16. COMMON SHARE CAPITAL

The authorized share capital of the Company is comprised of an unlimited number of common shares.

A summary of common share transactions for each of the years in the three year period ended December 31, 2003 is as follows.

=============================================================================================================================
                                                                 2003                     2002                   2001
---------------------------------------------------------------------------- ----------------------- ------------------------
                                                       Number of                Number of              Number of
                                                          shares                   shares                 shares
                                                      (millions)      Amount   (millions)     Amount   (millions)      Amount
---------------------------------------------------------------- ----------- ------------ ---------- ----------- ------------
Balance, January 1,                                        136.1   $ 1,058.5        111.5  $   945.7       100.3    $   913.2
Issued:
    Reduction of stated capital                                -      (761.4)           -          -           -            -
    Upon acquisition of TVX                                 93.9       670.7            -          -           -            -
    Value ascribed to TVX options and warrants
      assumed by Kinross                                       -         6.8            -          -           -            -
    Upon acquisition of Echo Bay                            83.9       599.1            -          -           -            -
    Value ascribed to Echo Bay options assumed
      by Kinross                                               -         1.5            -          -           -            -
    Upon conversion of Echo Bay warrants                     6.7        55.9            -          -           -            -
    Public offering                                         23.0       145.9         24.3      102.2           -            -
    Upon acquisition of Kinam Preferred Shares                 -           -            -          -         8.1         23.2
    Under restricted share plan                                -           -            -          -           -          0.1
    Under employee share purchase plan                       0.1         1.0          0.2        0.9         0.4          0.8
    Under stock option plan                                  1.8         6.1          0.1        0.3           -            -
    Upon the acquisition of George/Goose Lake
      Gold Project                                             -           -            -          -         1.3          3.8
    Private placement for cash                                 -           -            -          -         1.4          4.6
    Value ascribed to common share purchase warrants           -        (0.6)           -        9.4           -            -
---------------------------------------------------------------- ----------- ------------ ---------- ----------- ------------
Balance, December 31,                                      345.5   $ 1,783.5        136.1  $ 1,058.5       111.5    $   945.7
================================================================ =========== ============ ========== =========== ============

On January 28, 2003, the shareholders of Kinross, by way of special resolution, approved the consolidation of the issued and outstanding common shares of the Company on the basis of one consolidated common share for each three old common shares, which became effective on January 31, 2003. At the same meeting, the shareholders of the Company approved the elimination of the Company's deficit balance at December 31, 2002 of $761.4 million through a reduction of the Company's stated share capital account. All share capital, share and option data have been retroactively restated to reflect the share consolidation (see Notes 1 and 2).

On January 31, 2003, the Company issued 93.9 million common shares from treasury to effect a combination with TVX under a plan of arrangement whereby shareholders of TVX received 2.1667 common shares of the Company for each TVX common share. Also pursuant to the arrangement, the Company issued 83.9 million common shares from treasury to effect a combination with Echo Bay whereby shareholders of Echo Bay received 0.1733 common shares of the Company for each Echo Bay common share. The aggregate fair value of the Company's common shares issued with respect to these acquisitions was $1,269.8 million (see Note 2).

On August 28, 2003, the Company issued 23.0 million common shares from treasury for total proceeds, before costs of issue, of $152.5 million. The net proceeds from the offering were used to redeem Kinross' outstanding 5.5% convertible unsecured subordinated debentures (see Note 13).

During November 2003, the Company issued 6.7 million common shares from treasury upon the exercise of Echo Bay warrants assumed on the acquisition of Echo Bay resulting in an increase in common share equity of $55.9 million. This increase was comprised of $21.0 million being the fair value of warrants assumed at acquisition and $34.9 million of cash received on the exercise date.

On February 12, 2002, the Company issued 7.7 million common shares from treasury for total proceeds, before costs of issue, of $19.5 million.

On December 5, 2002, the Company issued 16.6 million common shares and 25.0 million common share purchase warrants, for total proceeds, before costs of issue, of $97.7 million. Three common share purchase warrants can be exercised on or before December 5, 2007 for one common share at an exercise price of CDN $15.00. The fair value of the common share purchase warrants was $9.4 million.

On July 12, 2001, the Company issued 8.1 million common shares valued at $23.2 million to acquire 945,400 Kinam Preferred Shares plus rights to accrued but unpaid dividends with a book value of $48.9 million (Note 15). The $25.7 million difference between the fair value of the Company's common stock on the date of announcement and the book value of the Kinam Preferred Shares owned by the non-affiliated shareholders was applied against the carrying values of certain property, plant and equipment.

                                                     Kinross Gold Corporation 61

On September 27, 2001, the Company issued 0.7 million flow-through common shares under a private placement transaction, for cash consideration of $2.1 million. On December 10, 2001 an additional 0.8 million flow-through common shares were issued under a private placement transaction for cash consideration of $2.5 million.

On December 14, 2001, the Company issued 1.3 million common shares to acquire a 100% interest in the George/Goose Lake gold project in Nunavut valued at $3.8 million.

SHARE PURCHASE PLAN:

The Company has an employee share purchase plan whereby employees of the Company have an opportunity to purchase common shares. The plan allows employees to contribute up to a maximum of 10% of their base annual salary. In addition, the Company matches 50% of the employees' contributions. Quarterly, the Company issues from treasury common shares equal to the employees' contribution and the Company's contribution. The common shares are purchased based on the average of the last twenty trading sessions prior to the end of the quarter. The Company issued from treasury 0.1 million common shares pursuant to the plan during 2003 (2002 -- 0.2 million). Compensation expense is recorded upon issuance of shares.

RESTRICTED SHARE PLAN:

On February 15, 2001, the Company adopted a restricted share plan. The restricted share plan provides that restricted share rights may be granted to employees, officers, directors and consultants of the Company. A restricted share right is exercisable into one common share entitling the holder to acquire the common share for no additional consideration. Restricted share rights vest over a three year period. The remaining maximum number of common shares issuable under the restricted share plan is currently 75,660. As at December 31, 2003, the Company had 196,007 restricted share rights outstanding. Compensation expense is recorded over the vesting period.

DEFERRED SHARE UNIT PLAN:

On October 1, 2003, the Company adopted of a Deferred Share Unit ("DSU") Plan for its outside directors. The DSU plan provides that each outside director receives, on the date in each quarter which is two business days following the publication by the Company of its earnings results for the previous quarter, (or year in the case of the first quarter), that number of DSU's having a value equal to 50% of the compensation of the outside director for the current quarter. The number of DSU's granted to an outside director is based on the closing price of the Company's common shares on the Toronto Stock Exchange on the business day immediately preceding the date of grant. At such time as an outside director ceases to be a director, the Company will make a cash payment to the outside director, equal to the market value of a Kinross common share on the date of departure, multiplied by the number of DSU's held on that date. As at December 31, 2003, the Company had 8,874 DSU's outstanding. Compensation expense is recorded upon issuance of units.

STOCK OPTION PLAN:

The Company has a stock option plan for directors, officers and employees, enabling them to purchase common shares. The total number of options outstanding at any time cannot exceed 10% of the total number of outstanding common shares. Each option granted under the plan is for a maximum term of five years and options granted before July 20, 2000 are exercisable as to 33.33% each year, commencing one year after the date of grant. Options granted from July 20, 2000 to September 19, 2001 are exercisable 50% immediately and 50% on or after the first anniversary date of such grant. Options granted to the Chairman, President and Directors, subsequent to September 19, 2001 are exercisable as to 33.33% each year commencing one year after the date of grant. Options granted to all other officers and employees, subsequent to September 19, 2001, are exercisable as to 50% each year commencing one year after the date of grant. Effective November 24, 2003, all options granted pursuant to the plan are exercisable as to 33.33% each year commencing one year after the date of grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the closing market price of the common shares on the last trading day prior to the grant of the option. The stock options outstanding at December 31, 2003 expire at various dates to November 24, 2008. As at December 31, 2003, 0.3 million common shares, in addition to those outstanding at year-end, were available for granting of options.

A summary of the status of the stock option plan as at December 31, 2003, 2002, and 2001, and changes during the years ended on those dates, is as follows:

==============================================================================================
                                                              2003         2002        2001
---------------------------------------------------------------------- ------------ ----------
                                                           (millions)   (millions)  (millions)

Outstanding at beginning of year                               3.3          4.0         3.8
Assumed on acquisition of TVX and Echo Bay                     2.1            -           -
Exercised                                                     (1.8)        (0.1)          -
Granted                                                        0.7          0.5         0.5
Cancelled                                                     (0.9)        (1.1)       (0.3)
---------------------------------------------------------------------- ------------ ----------
Outstanding at end of year                                     3.4          3.3         4.0
====================================================================== ============ ==========

Kinross Gold Corporation 62

The following table summarizes information about the stock options outstanding at December 31, 2003 (all per share amounts in Canadian dollars):

=========================================================================================== ============================
                                                              Options outstanding                Options exercisable
------------------------------------------------------------------------------------------- ----------------------------
                                                     NUMBER                                         NUMBER
                                                OUTSTANDING           WEIGHTED                 EXERCISABLE
                                                      AS AT            AVERAGE     WEIGHTED          AS AT     WEIGHTED
                                               DECEMBER 31,          REMAINING      AVERAGE   DECEMBER 31,      AVERAGE
                                                       2003        CONTRACTUAL     EXERCISE           2003     EXERCISE
Range of exercise prices                            (000'S)               LIFE        PRICE        (000'S)        PRICE
---------------------------------------------------------- ------------------- ------------ -------------- -------------
$2.43 - $9.00                                        2,158    1 year, 274 days    $    5.81          2,155     $   5.81
$9.01 - $12.00                                         697   4 years, 277 days    $   10.77            264     $   10.77
$12.01 - $113.24                                       596   3 years, 142 days    $   48.12            596     $   48.12
---------------------------------------------------------- ------------------- ------------ -------------- -------------
                                                     3,451                                           3,015
========================================================== =================== ============ ============== =============

Effective January 1, 2002, the Company adopted the recommendations of the CICA for stock-based compensation and other stock-based payments. This recommendation establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that the Company has the ability to settle in stock are recorded as equity, whereas awards that the Company is required to or has a practice of settling in cash are recorded as liabilities.

Applying the fair value based method encouraged under CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", the Company's pro forma net earnings (loss) and earnings (loss) per share would be as follows:

===================================================================================================================
                                                                                     Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------
                                                                                 2003         2002         2001
---------------------------------------------------------------------------------------- ------------- ------------
Net earnings (loss) applicable to common shares
    As reported                                                              $     19.7   $    (38.2)   $    (44.0)
    Less: Stock compensation cost                                                  (1.1)        (2.0)         (1.1)
---------------------------------------------------------------------------------------- ------------- ------------
    Pro forma                                                                $     18.6   $    (40.2)   $    (45.1)
---------------------------------------------------------------------------------------- ------------- ------------
Earnings (loss) per share, basic and diluted (dollars)
    As reported                                                              $     0.06   $    (0.32)   $    (0.42)
    Pro forma                                                                $     0.06   $    (0.34)   $    (0.43)
======================================================================================== ============= ============

The weighted average fair value of options granted in 2003, 2002 and 2001 was $4.53, $4.00 and $2.20 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001: dividend yield of 0%; expected volatility of 70%, 70% and 61% respectively; risk-free interest rates varying from 2.9% to 3.2%; and an expected life of five years.

EARNINGS PER SHARE

Basic earnings (loss) per common share has been calculated using the weighted average number of common shares outstanding during the year. The 1.0 million share difference between the 308.6 million basic weighted average common shares outstanding and the 309.6 million diluted weighted average common shares outstanding at December 31, 2003, is due to the assumed conversion of 2.2 million employee stock options in accordance with the treasury method. Approximately 1.2 million employee stock options with exercise prices greater than the closing price at December 31, 2003 and 1.1 million and 0.3 million shares that could be issued upon conversion of the redeemable retractable preferred shares and the convertible preferred shares of subsidiary company, respectively, were excluded from the December 31, 2003 diluted weighted average common shares because the effect would have been anti-dilutive. As the Company reported a loss for the years ended December 31, 2002 and 2001, basic and diluted weighted average common shares outstanding are the same.

17. ASSET WRITE-DOWNS AND NON-CASH CHARGES

The Company annually reviews the carrying values of its portfolio of investments and mining development and reclamation properties, including estimated costs for closure. Through this process the Company determined that certain asset values had become impaired and certain site restoration cost accruals were under-accrued. Assets identified as impaired were written down to their estimated recoverable amounts while accruals were made for certain site restoration costs.

                                                     Kinross Gold Corporation 63

The components of the asset write-downs and other non-cash charges are as follows:

======================================================================== =========== ============
                                                                 2003        2002        2001
------------------------------------------------------------------------ ----------- ------------
Blanket mine-- producing mine                                  $      -    $      -    $   11.8
E-Crete - aerated concrete producer                                 5.2           -           -
Delamar property-- reclamation project                              2.0         5.7         4.3
Haile property-- reclamation project                                0.8         0.6           -
Sleeper property-- reclamation project                                -         0.3           -
Q.R. property-- reclamation project                                   -         1.1           -
Loan receivable from joint venture partner                          1.2           -           -
Marketable securities                                               0.2         0.1           -
Long-term investments                                               0.5         0.1           -
------------------------------------------------------------------------ ----------- ------------
                                                               $    9.9    $    7.9    $   16.1
======================================================================== =========== ============

In the fourth quarter of 2003, following a comprehensive review of its investments and properties on the basis set out in Note 1, the Company determined that the net recoverable amount of its investment in E-Crete, a producer of aerated concrete located in Phoenix, Arizona, was less than net book value. Accordingly, the Company recorded a $5.2 million write-down. In addition, the Company determined that a loan receivable from a joint venture partner was not collectible and that the liabilities previously accrued to reclaim certain closure properties were insufficient and required a further $2.8 million accrual. The 2003 fourth quarter review was performed using a gold price assumption of $350 per ounce.

In the fourth quarter of 2002, following a comprehensive review of its mining properties on the basis set out in Note 1, the Company determined that the liabilities previously accrued to reclaim certain closure properties were insufficient and required a further $7.7 million accrual. These adjustments were required due to new and more stringent regulatory requirements for mine closures. The 2002 fourth quarter review was performed using a gold price assumption of $325 per ounce.

In the fourth quarter of 2001, following a comprehensive review of its mining properties on the basis set out in Note 1, the Company determined that the estimated cost to reclaim the DeLamar property was insufficient and required a further $4.3 million accrual. This adjustment was required due to a reassessment of the amount of water to be reclaimed from this site. In addition, as a result of the extreme inflationary pressures in Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services and the then current civil unrest, the Company recorded a write-down of the carrying value of the Blanket mine by $11.8 million (including cash of $1.5 million). Furthermore, the political situation in Zimbabwe and the related social and economic instability have prevented the Company from continuing to exercise control of its subsidiary in Zimbabwe, which operates the Blanket mine. Consequently, due to the imposition of severe foreign exchange and currency export restrictions and the uncertainty as to whether the Zimbabwean subsidiary had the ability to distribute its earnings, the Company discontinued the consolidation of the Zimbabwean subsidiary effective December 31, 2001. The investment in the subsidiary is nil following the write-down of the Blanket mine described above. The 2001 fourth quarter review was performed using a gold price assumption of $300 per ounce.

18. INCOME AND MINING TAXES

(a) The provision for (recovery of) income and mining taxes is as follows:

======================================================================== =========== ============
                                                                 2003        2002        2001
------------------------------------------------------------------------ ----------- ------------
Income taxes
    Current
       Canada (i)                                              $    0.6    $    0.3    $    0.2
       Foreign                                                     16.2         6.2         2.7
    Future
       Canada                                                      (0.7)          -           -
       Foreign                                                     (3.2)          -           -
Mining taxes
    Current-- Canada                                                  -           -           -
    Future-- Canada                                                 0.2           -           -
------------------------------------------------------------------------ ----------- ------------
                                                               $   13.1    $    6.5    $    2.9
======================================================================== =========== ============
    (i) Represents Large Corporations Tax.

Kinross Gold Corporation 64

(b) The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:


======================================================================== =========== ============
                                                                 2003        2002        2001
------------------------------------------------------------------------ ----------- ------------
Combined statutory income tax rate                               39.1%      (40.1)%     (41.1)%
Increase (decrease) resulting from:
    Mining taxes                                                 (2.1)          -           -
    Resource allowance and depletion                            (10.9)       (3.7)       (3.3)
    Difference in foreign tax rates                              (9.7)       (7.0)       11.3
    Benefit of losses not recognized                             35.8        78.5        43.6
    Other                                                         2.8         1.4         0.6
------------------------------------------------------------------------ ----------- ------------
Effective tax rate                                               55.0%       29.1%       11.1%
======================================================================== =========== ============

(c) At December 31, 2003, the Company has Canadian losses carried forward of approximately $143.5 million that expire in 2006 through 2010, including approximately $97.8 million that are limited in their deduction to income from specific operations.

(d) At December 31, 2003, the Company has U.S. net operating loss carryforwards of approximately $683.6 million and alternative minimum tax net operating losses of approximately $390.3 million expiring in 2004 through 2023. The use of the U.S. loss carryforwards will be limited in any given year as a result of previous changes in ownership of the Company.

(e) At December 31, 2003, the Company has Chilean net operating loss carryforwards of approximately $159.0 million that do not expire.

(f) At December 31, 2003, the Company has Brazilian net operating loss carryforwards of approximately $4.4 million that do not expire.

(g) At December 31, 2003, the Company has Australian net operating loss carryforwards of approximately $11.3 million that do not expire.

(h) The following information summarizes the principal temporary differences and the related future tax effect:

======================================================================== ===============
                                                               2003           2002
------------------------------------------------------------------------ ---------------
Future tax assets
    Accrued expenses and other                             $       10.9   $        4.2
    Site restoration cost accruals                                 26.5            9.3
    Alternative minimum tax credits                                10.4            8.0
    Non-capital loss carryforwards                                324.2          127.0
    Inventory capitalization                                        0.4            0.2
    Property, plant and equipment                                 153.7           39.6
------------------------------------------------------------------------ ---------------
    Gross future tax assets                                       526.1          188.3
    Valuation allowance                                          (465.9)        (129.3)
------------------------------------------------------------------------ ---------------
                                                                   60.2           59.0
------------------------------------------------------------------------ ---------------
Future tax liabilities
    Property, plant and equipment                                 114.3           62.3
------------------------------------------------------------------------ ---------------
    Gross future tax liabilities                                  114.3           62.3
------------------------------------------------------------------------ ---------------
Net future tax liabilities                                 $       54.1   $        3.3
======================================================================== ===============

19. SEGMENTED INFORMATION

Kinross operates primarily in the gold mining industry. Its activities include gold production, exploration for gold and the acquisition of gold properties. The Company's primary mining operations are in North America, South America and Russia and are supported by two corporate offices, one in Canada and the other in the United States. The Company's major product is gold. The Company has only one segment, E-Crete, which is a non-gold investment and therefore shown as a separate segment. Reportable segments are identified as those individual mine sites having over 10% of total revenues, earnings (loss) or assets of the Company. Operations not meeting these thresholds are included in corporate and other. Segment earnings (loss) do not include general and administrative expenses or other revenues and expenses of a corporate nature.

The exploration and acquisitions segment is responsible for all activities involved in the exploration for gold bearing properties, regardless of location and has the responsibility for additions to the proven and probable reserves of the Company. In addition, this segment is responsible for the addition of proven and probable reserves through acquisitions and subsequent exploration of those acquired properties.


                                                     Kinross Gold Corporation 65


As at December 31, 2003 and for the year ended December 31, 2003:

====================================================================================================================================
                                                                                              Asset
                                                             Depreciation,              write-downs
                                                                 depletion                      and   Segment
                               Ownership   Mining  Operating           and                 non-cash  earnings   Segment      Capital
                     Location   interest  revenue      costs  amortization  Exploration     charges    (loss)    assets expenditures
------------------------------------------------------------------------------------------------------------------------------------
Operated by Kinross                                                                                     (a)
    Fort Knox         Alaska      100.0%   $136.3      $92.9        $ 35.9        $ -          $ -     $  7.5  $  261.2        $26.5
    Kubaka (e)        Russia       98.1%     60.7       30.6          16.7          -            -       13.4      73.3          1.7
    Round Mountain    Nevada       50.0%    131.9       76.7          33.7          -            -       21.5     138.4          5.7
Joint Venture
participant
    La Coipa           Chile       50.0%     51.5       34.9           8.9          -            -        7.7      54.0          0.5
    Crixas            Brazil       50.0%     31.9       10.5           9.1          -            -       12.3      54.2          3.2
    Paracatu          Brazil       49.0%     32.0       19.9           5.7          -            -        6.4     141.0          5.2
    Musselwhite       Ontario      31.9%     22.5       16.5           6.5          -            -       (0.5)     80.4          2.7
    Porcupine Joint
    Venture           Ontario      49.0%     83.0       53.4          24.1          -            -        5.5      81.1          8.3
Other
    E - Crete         Arizona      90.0%     -           2.4           0.5          -           5.2      (8.1)      2.0          -
    Exploration and
    acquisitions                  100.0%     -            -            -           24.3          -      (24.3) (f)908.4          -
    Corporate and
    other (c)                                22.1       49.5          (0.2)         -           4.7     (31.9) (b)348.5         19.6
------------------------------------------------------------------------------------------------------------------------------------
Total                                      $571.9     $387.3        $140.9        $24.3        $9.9    $  9.5  $2,142.5        $73.4
====================================================================================================================================


As at December 31, 2002 and for the year ended December 31, 2002:

====================================================================================================================================
                                                                                              Asset
                                                             Depreciation,              write-downs
                                                                 depletion                      and   Segment
                               Ownership   Mining  Operating           and                 non-cash  earnings   Segment      Capital
                     Location   interest  revenue      costs  amortization  Exploration     charges    (loss)    assets expenditures
------------------------------------------------------------------------------------------------------------------------------------
Operated by Kinross                                                                                     (a)
    Fort Knox         Alaska      100.0%   $131.6      $99.2         $54.9        $ -          $ -     $(22.5) $  264.4        $15.0
    Kubaka (e)        Russia       54.7%     69.2       28.6          20.1          -            -       20.5      64.4          0.1
Joint Venture
participant
    Porcupine Joint
    Venture (d)       Ontario      49.0%     58.2       38.6          16.4          -            -        3.2      83.1          6.7
Other
    E - Crete         Arizona      88.8%      -          3.2           1.1          -            -       (4.3)      8.3          0.3
    Exploration and
    acquisitions                  100.0%      -           -              -         11.6          -      (11.6)     -             -
    Corporate and
    other (c)                                 2.0        5.2          (7.2)         -           7.9      (3.9) (b)177.8          0.5
------------------------------------------------------------------------------------------------------------------------------------
Total                                      $261.0     $174.8         $85.3        $11.6        $7.9    $(18.6)   $598.0        $22.6
====================================================================================================================================


As at December 31, 2001 and for the year ended December 31, 2001:

====================================================================================================================================
                                                                                              Asset
                                                             Depreciation,              write-downs
                                                                 depletion                      and   Segment
                               Ownership   Mining  Operating           and                 non-cash  earnings   Segment      Capital
                     Location   interest  revenue      costs  amortization  Exploration     charges    (loss)    assets expenditures
------------------------------------------------------------------------------------------------------------------------------------
Operated by Kinross                                                                                     (a)
    Fort Knox          Alaska     100.0%   $109.0     $ 82.9         $42.9         $ -        $  -     $(16.8)  $ 324.3        $20.2
    Kubaka             Russia      54.7%     67.8       34.1          24.0           -           -        9.7      70.3          0.4
    Hoyle Pond
    mine (d)          Ontario     100.0%     41.7       29.1          13.2           -           -       (0.6)     86.6          7.9
Other
    E - Crete         Arizona      85.9%      -          2.6           1.1           -           -       (3.7)      8.5          0.1
Exploration and
acquisitions                      100.0%      -          -             -            7.9          -       (7.9)      -            -
    Corporate and
    other (c)                                51.6       32.0           4.6           -         16.1      (1.1)  (b)87.9          1.8
------------------------------------------------------------------------------------------------------------------------------------
Total                                      $270.1     $180.7         $85.8         $7.9       $16.1    $(20.4)  $ 577.6        $30.4
====================================================================================================================================

(a) Segment earnings (loss) includes asset write-downs and other non-cash charges.
(b) Includes $191.9 million (2002 - $155.4 million, 2001 - $64.4 million) in cash and cash equivalents held at the Corporate level.
(c)  Includes Corporate and other non-core mining operations.
(d) 2002 amounts include 100% of the Hoyle Pond mine from January 1 to June 30 and the 49% interest in the Porcupine Joint Venture from July 1 to December
     31. 2001 amounts include 100% of the Hoyle Pond mine.


Kinross Gold Corporation  66

(e) 2003 amounts include 54.7% of Kubaka mine results to February 28, 100% thereafter.
(f) Segment assets represent goodwill of $908.4 million allocated to the Exploration and acquisition segment with the remainder of $9.6 million of goodwill allocated to Corporate and other.

Reconciliation of reportable operating segment earnings (loss) to net earnings
(loss) for the year:

                                                                                  2003                  2002                 2001
====================================================================================================================================
Segment earnings (loss)                                                          $ 41.4               $(14.7)                $(19.3)
Add (deduct) items not included in segment earnings (loss):
    Corporate and other                                                           (31.9)                (3.9)                  (1.1)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    9.5                (18.6)                 (20.4)
Interest and other income                                                          12.3                 16.9                    9.3
Mark-to-market gain (loss) on call options                                          0.4                 (2.7)                   3.5
General and administrative                                                        (25.0)               (11.3)                 (10.1)
Gain on sale of assets                                                             29.5                  2.7                    1.2
Foreign exchange                                                                    3.3                 (4.3)                  (0.5)
Interest expense on long-term liabilities                                          (5.1)                (5.0)                  (9.1)
Minority interest                                                                  (0.2)                -                       -
Loss on redemption of convertible debentures                                       (1.1)                -                       -
Share in loss of investee companies                                                -                    (0.6)                  (2.2)
Provision for income taxes                                                        (13.1)                (6.5)                  (2.9)
Dividends on convertible preferred shares of subsidiary company                    (0.8)                (1.5)                  (5.1)
------------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) for the year                                                 $  9.7               $(30.9)                $(36.3)
====================================================================================================================================

Enterprise wide disclosure:
Geographic information:

====================================================================================================================================
                                                                                      Property, plant,                Mineral
                                                Mining revenue                         and equipment                 Interests
------------------------------------------------------------------------------------------------------------------------------------
                                       2003          2002           2001            2003           2002         2003            2002
------------------------------------------------------------------------------------------------------------------------------------
United States                         $268.2        $128.0         $123.3          $296.0         $234.7         $61.4          $ -
Canada                                 127.6          59.5           47.0           110.9           78.9          59.3            -
Russia                                  60.7          69.2           67.8            10.3           11.2           -              -
Chile                                   51.5           4.3           18.7            39.3            -             4.4            -
Brazil                                  63.9           -              -              60.9            -           135.0            -
Other                                    -             -             13.3             5.2            5.2           -              -
------------------------------------------------------------------------------------------------------------------------------------
Total                                 $571.9        $261.0         $270.1          $522.6         $330.0        $260.1          $ -
====================================================================================================================================

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. In 2003, sales to five customers totaled $127.4 million, $118.9 million, $96.2 million, $46.8 million and $43.3 million, respectively. In 2002, sales to five customers totaled $52.1 million, $41.3 million, $35.7 million, $34.1 million and $27.4 million, respectively. In 2001, sales to four customers totaled $46.5 million, $43.3 million, $32.0 million, and $26.8 million, respectively.

20. Employee pension and post-retirement pension plans

Defined contribution pension and retirement plans:

The Company has several defined contribution pension and retirement plans covering substantially all employees in North America and certain foreign countries. Under these plans, the Company either contributes a set percentage of the employee's salary or matches a percentage of the employee's contributions. The employees are able to direct the contributions into a variety of investment funds offered by the plans. The Company's contribution to these plans were $3.9 million in 2003, $2.0 million in 2002, and $2.1 million in 2001, respectively.

Defined benefit pension plans:

In Canada, the Company has a defined benefit pension plan covering the former employees of the Macassa mine. The plan is currently in the process of being wound up effective November 30, 2001. The Financial Services Commission of Ontario approved the wind-up report early in 2003 and benefits were partially settled in 2003. Full settlement of benefits is expected to occur in early 2004. An additional contribution may be necessary in 2004 to allow all benefits to be settled and to permit an annuity purchase.

In the United States, defined benefit plans cover former employees of the Candelaria and DeLamar mines, and certain U.S. employees of the mines previously owned by Kinam. Prior to the Kinam acquisition, all employees in the U.S. employed by Kinam were covered by a non-contributory


                                                     Kinross Gold Corporation 67
defined benefit pension plan. That plan was frozen on June 1,1998, and all active employees were transferred into the Company's defined contribution pension plan. Benefits under these plans are based on either the employees' compensation prior to retirement or stated amounts for each year of service with the Company. The Company makes annual contributions to the U.S. plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Other benefit plans:

The Company provides certain health care benefits to retired employees in the United States. The retiree plan covers the former employees of the Candelaria and DeLamar mines as well as former Kinam employees. Following the acquisition of the Candelaria and DeLamar mines in August 1993, that retiree plan was frozen and employees who retired after August 1993, were not eligible to participate in the plan. Following the merger with Kinam in June 1998 that retiree plan was also frozen and employees who retired after June 1998, were not eligible to participate in the plan, absent special circumstances. The post-retirement health plans are contributory in certain cases based upon years of service, age, and retirement date. The Company does not fund post-retirement benefits other than pensions and may modify the plan provisions at its discretion.

The following tables summarize the change in benefit obligations and fair value of assets as at December 31:

====================================================================================================================================
                                                                                Defined benefit pension plans      Other benefits
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      2003         2002            2003        2002
------------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation
    Benefit obligation, beginning of year                                            $10.9         $11.6           $3.1        $2.9
    Service costs                                                                       -            0.1             -           -
    Interest costs                                                                     0.7           0.8            0.2         0.2
    Plan participants' contributions                                                    -             -             0.1         0.1
    Amendments                                                                        (0.3)           -              -           -
    Actuarial loss (gain)                                                              1.2           1.7           (0.1)        0.2
    Acquisition                                                                          -             -              -          -
    Benefits paid                                                                     (0.4)         (3.3)          (0.4)       (0.4)
------------------------------------------------------------------------------------------------------------------------------------
    Benefit obligation, end of year                                                  $12.1         $10.9           $2.9        $3.0
====================================================================================================================================


====================================================================================================================================
                                                                                Defined benefit pension plans      Other benefits
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      2003         2002            2003        2002
------------------------------------------------------------------------------------------------------------------------------------
Change in plan assets
    Fair value of plan assets, beginning of year                                     $ 9.6         $10.3           $ -         $ -
    Actual return on plan assets                                                       0.9           1.2             -           -
    Acquisition                                                                         -             -              -           -
    Employer contributions                                                             0.4           1.7            0.3         0.2
    Plan participant contributions                                                      -             -             0.1         0.1
    Foreign currency exchange loss                                                      -           (0.3)            -           -
    Benefits paid                                                                     (0.4)         (3.3)          (0.4)       (0.3)
------------------------------------------------------------------------------------------------------------------------------------
    Fair value of plan assets, end of year                                           $10.5         $ 9.6           $ -         $ -
====================================================================================================================================
    Funded status                                                                    $(1.6)        $(1.3)         $(2.9)      $(3.0)
    Unrecognized net actuarial loss                                                    2.6           1.7            0.3         0.3
    Unrecognized prior service cost                                                     -             -              -           -
------------------------------------------------------------------------------------------------------------------------------------
    Net amount recognized                                                            $ 1.0         $ 0.4          $(2.6)      $(2.7)
====================================================================================================================================


Kinross Gold Corporation  68

The following table summarizes components of net periodic pension cost for the fiscal years indicated:

====================================================================================================================================
                                                          Defined benefit pension plans                   Other benefits
------------------------------------------------------------------------------------------------------------------------------------
                                                        2003           2002         2001          2003          2002          2001
------------------------------------------------------------------------------------------------------------------------------------

Service cost                                           $  -          $  0.1        $ 0.1           $ -          $ -            $ -
Interest cost                                            0.7            0.8          0.7            0.2          0.2            0.2
Expected return on plan assets                          (0.8)          (0.9)        (0.8)            -            -              -
Amortization of prior service costs                       -              -            -              -            -              -
Amortization of net loss                                 0.1            0.8           -              -            -              -
------------------------------------------------------------------------------------------------------------------------------------
Net periodic cost                                      $  -           $ 0.8        $  -            $0.2         $0.2  $        0.2
====================================================================================================================================

The following table summarizes the assumptions used in measuring the Company's benefit obligation:

====================================================================================================================================
                                                                                Defined benefit pension plans      Other benefits
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      2003         2002            2003        2002
------------------------------------------------------------------------------------------------------------------------------------
Discount rate                                                                        6.00%         6.50%           6.00%       6.50%
Expected long-term return on plan assets                                             6.00%         7.50%           6.00%       7.50%
Rate of compensation increase                                                         n\a           n\a             n\a        n\a
====================================================================================================================================

The expected long-term rate of return on assets was determined using a weighted average calculation for the various investments of the plans. For 2003, the expected yield on bonds, based on the Moodys AA year end rate, was 5.5%. Based on current short-term investment rates, the yield on cash investments was 2%. For equities, based on current forecasts and the plans' historical return on equities, the rate was set at 7.5%.

The following table summarizes the assumed health care trend rates at December
31:

====================================================================================================================================
                                                                                            2003                          2002
------------------------------------------------------------------------------------------------------------------------------------
Health care cost trend rate assumed for next year                                           9.95%                         10.3%
Rate to which the cost trend rate is assumed to decline
   (Ultimate trend rate)                                                                     5.5%                          5.5%
Year that the rate reaches the ultimate trend rate                                          2016                          2016
====================================================================================================================================

The assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans:

====================================================================================================================================
                                                                                         1 Percentage-               1 Percentage-
                                                                                        Point Increase              Point Decrease
------------------------------------------------------------------------------------------------------------------------------------
(in thousands of dollars)
Effect on total of service and interest cost                                                   30                            (8)
Effect on post-retirement benefit obligation                                                  331                          (283)
====================================================================================================================================


Plan Assets

The following table summarizes the defined benefit plan asset weighted-average asset allocation percentages by asset category:

====================================================================================================================================
Asset category                                                                                         2003                2002
------------------------------------------------------------------------------------------------------------------------------------
Equities                                                                                                22%                10%
Fixed Income                                                                                            73%                86%
Cash                                                                                                     5%                 4%
Other                                                                                                    -                  -
====================================================================================================================================


                                                    Kinross Gold Corporation  69

The allocation of plan assets is set forth in the Investment Policy Statement. The investment policy statement delegates authority to the Employee Benefits Committee to maintain and establish investment policies relating to the defined benefit and defined contribution pension plans. These policies and any changes to these policies are approved by the Kinross Board of Directors. The Company has adopted the following standards for the Employee Benefits Committee to follow when deciding how to invest the plan assets.

Assets shall be invested:

(a)  in the sole interest of the plan participants and beneficiaries;
(b) with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and of like aims in compliance with Section 404(A) of ERISA, and other applicable provisions of ERISA; and
(c) by diversifying the investments so as to minimize the risk of large losses as well as provide a reasonable rate of return on the assets.

The following table summarizes the target asset allocation as of December 31, 2003:

================================================================================
Asset category                                                          2003
--------------------------------------------------------------------------------
Equities                                                              25 - 45%
Fixed Income                                                          60 - 70%
Cash                                                                   5 - 15%
Other                                                                  0 - 15%
================================================================================

Contributions

The Company expects to contribute $0.2 million to its defined benefit pension plans and $0.2 million to its post-retirement benefit plans in 2004.

Estimated future benefit payments

The following table summarizes the expected future benefit payments by the years indicated:

================================================================================
(in thousands of dollars)                    Defined benefit         Other
                                              Pension plan          Benefits
--------------------------------------------------------------------------------
2004                                               240                 189
2005                                               183                 187
2006                                               340                 188
2007                                               493                 187
2008                                               457                 191
2009-2013                                        3,545               1,015
================================================================================

Post-employment benefits

The Company has a number of post-employment plans covering severance and disability income. At December 31,2003 and 2002 the Company's liability for post-employment benefits totaled $1.5 million and $1.4 million, respectively.


Kinross Gold Corporation  70

21. Operating leases

The Company has a number of operating lease agreements primarily involving office space. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. One of the operating leases for office facilities contains escalation clauses for increases in operating costs and property taxes. The majority of the leases are cancelable and are renewable on a yearly basis. Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2003 are as follows:

================================================================================
Years                                                    Minimum Lease Payments
--------------------------------------------------------------------------------
2004                                                              $3.0
2005                                                               3.0
2006                                                               2.6
2007                                                               0.7
--------------------------------------------------------------------------------
                                                                  $9.3
================================================================================

Rent expense was $3.1 million, $0.5 million and $0.6 million in 2003, 2002 and 2001, respectively.

22. Differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP") which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

Material variations between financial statement items under CDN GAAP and the amounts determined using U.S. GAAP are as follows:


                                                    Kinross Gold Corporation  71

====================================================================================================================================
CONSOLIDATED BALANCE SHEET As at December 31, 2003                      Recognition      Elimination  Property, plant
                                                                        of deferred    of effects of    and equipment
                                                                           exchange   recognition of   & amortization    Reversal of
                                                                   gains and losses equity component      differences       1991 and
                                                             Under   on convertible   of convertible    from applying   2003 deficit
                                                          CDN GAAP       debentures       debentures         SFAS 121   eliminations
------------------------------------------------------------------------------------------------------------------------------------
Assets                                                                          (a)              (a)              (b)            (c)
    Current assets
    Cash and cash equivalents                             $  245.8        $ -               $    -            $   -         $    -
    Restricted cash                                            5.1          -                    -                -              -
    Accounts receivable and other assets                      42.1          -                    -                -              -
    Inventories                                              109.2          -                    -                -              -
    Marketable securities                                      0.1          -                    -                -              -
                                                             402.3          -                    -                -              -
    Property, plant and equipment                            522.6          -                    -             (28.2)            -
    Mineral interests                                        260.1          -                    -                -              -
    Goodwill                                                 918.0          -                    -                -              -
    Future income and mining taxes                             1.5          -                    -                -              -
    Long-term investments                                      2.1          -                    -                -              -
    Deferred charges and other long-term assets               35.9          -                    -                -              -
------------------------------------------------------------------------------------------------------------------------------------
                                                          $2,142.5        $ -               $    -            $(28.2)       $    -
====================================================================================================================================
Liabilities
    Current liabilities
    Accounts payable and accrued liabilities              $  101.4        $ -               $    -            $   -         $    -
    Current portion of long-term debt                         29.4          -                    -                -              -
    Current portion of site restoration cost accruals         19.2          -                    -                -              -
------------------------------------------------------------------------------------------------------------------------------------
                                                             150.0          -                    -                -              -
    Long-term debt                                             0.7          -                    -                -              -
    Site restoration cost accruals                           100.5          -                    -                -              -
    Future income and mining taxes                            55.6          -                    -                -              -
    Deferred revenue                                           2.2          -                    -                -              -
    Other long-term liabilities                                2.5          -                    -                -              -
    Redeemable retractable preferred shares                    3.0          -                    -                -              -
------------------------------------------------------------------------------------------------------------------------------------
                                                             314.5          -                    -                -              -
------------------------------------------------------------------------------------------------------------------------------------
    Non-controlling interest in subsidiary                     0.7          -                    -                -              -
------------------------------------------------------------------------------------------------------------------------------------
    Convertible preferred shares of subsidiary company        12.6          -                    -                -              -
------------------------------------------------------------------------------------------------------------------------------------
    Common shareholders' equity
    Common share capital and common share purchase
      warrants                                             1,783.5          -                    -                -           766.7
    Contributed surplus                                       30.0          -                    -                -              -
    Retained earnings (deficit)                                3.2          -                    -             (28.2)        (766.7)
    Cumulative translation adjustments                        (2.0)         -                    -                -              -
    Other comprehensive income (loss)                         -             -                    -                -              -
------------------------------------------------------------------------------------------------------------------------------------
                                                           1,814.7          -                    -             (28.2)            -
------------------------------------------------------------------------------------------------------------------------------------
                                                          $2,142.5        $ -               $    -            $(28.2)       $    -
====================================================================================================================================
CONSOLIDATED BALANCE SHEET As at December 31, 2002
Assets                                                                          (a)              (a)              (b)            (c)
    Current Assets
    Cash and cash equivalents                             $  170.6        $ -               $    -            $   -         $    -
    Restricted cash                                           21.1          -                    -                -              -
    Accounts receivable and other assets                      15.5          -                    -                -              -
    Inventories                                               38.9          -                    -                -              -
    Marketable securities                                      0.1          -                    -                -              -
------------------------------------------------------------------------------------------------------------------------------------
                                                             246.2          -                    -                -              -
    Property, plant and equipment                            330.0          -                    -             (34.5)            -
    Long-term investments                                     11.8          -                    -                -              -
    Deferred charges and other long-term assets               10.0          -                   0.8               -              -
------------------------------------------------------------------------------------------------------------------------------------
                                                          $  598.0        $ -               $   0.8           $(34.5)       $    -
====================================================================================================================================
Liabilities
    Current liabilities
    Accounts payable and accrued liabilities              $   35.5        $ -               $    -            $   -         $    -
    Current portion of long-term debt                         23.3          -                    -                -              -
    Current portion of site restoration cost
    accruals                                                  15.0          -                    -                -              -
------------------------------------------------------------------------------------------------------------------------------------
                                                              73.8          -                    -                -              -
    Long-term debt                                            12.9          -                    -                -              -
    Site restoration cost accruals                            42.0          -                    -                -              -
    Future income and mining taxes                             3.3          -                    -                -              -
    Deferred revenue                                           4.5          -                    -                -              -
    Other long-term liabilities                                5.5          -                    -                -              -
    Debt component of convertible debentures                  21.7          -                 102.1               -              -
    Redeemable retractable preferred shares                    2.5          -                    -                -              -
------------------------------------------------------------------------------------------------------------------------------------
                                                             166.2          -                 102.1               -              -
------------------------------------------------------------------------------------------------------------------------------------
    Convertible preferred shares of subsidiary
    company                                                   12.9          -                    -                -              -
------------------------------------------------------------------------------------------------------------------------------------
    Common shareholders' equity
    Common share capital and common share purchase
      warrants                                             1,058.5          -                    -                -             5.3
    Contributed surplus                                       12.9          -                    -                -              -
    Equity component of convertible debentures               132.3         (17.8)            (114.5)              -              -
    Deficit                                                 (761.4)         17.8               13.2            (34.5)          (5.3)
    Cumulative translation adjustments                       (23.4)         -                    -                -              -
    Other comprehensive income (loss)                         -             -                    -                -              -
------------------------------------------------------------------------------------------------------------------------------------
                                                             418.9          -                (101.3)           (34.5)            -
------------------------------------------------------------------------------------------------------------------------------------
                                                          $  598.0        $ -               $   0.8           $(34.5)       $    -
====================================================================================================================================


Kinross Gold Corporation  72

============================================================================================================================
CONSOLIDATED BALANCE SHEET As at December 31, 2003
                                                                Gains                             Reclassi-
                                                        on marketable                           fication of
                                                           securities                   Flow     cumulative
                                                        and long-term   Effect of     through   translation   To adjust to
                                                          investments    SFAS 133      shares   adjustments   equity basis
----------------------------------------------------------------------------------------------------------------------------
Assets                                                            (d)         (e)         (f)           (h)            (i)
    Current assets
    Cash and cash equivalents                                    $ -       $   -        $  -          $  -           $  -
    Restricted cash                                                -           -           -             -              -
    Accounts receivable and other assets                           -           -           -             -              -
    Inventories                                                    -           -           -             -              -
    Marketable securities                                         0.3          -           -             -              -
                                                                  0.3          -           -             -              -
    Property, plant and equipment                                  -           -           -             -              -
    Mineral interests                                              -           -           -             -              -
    Goodwill                                                       -           -           -             -              -
    Future income and mining taxes                                 -           -           -             -              -
    Long-term investments                                         6.9          -           -             -              -
    Deferred charges and other long-term assets                    -           -           -             -              -
----------------------------------------------------------------------------------------------------------------------------
                                                                 $7.2      $   -        $  -          $  -           $  -
============================================================================================================================
Liabilities
    Current liabilities
    Accounts payable and accrued liabilities                     $ -       $ 22.7       $  -          $  -           $  -
    Current portion of long-term debt                              -           -           -             -              -
    Current portion of site restoration cost accruals              -           -           -             -              -
----------------------------------------------------------------------------------------------------------------------------
                                                                   -         22.7          -             -              -
    Long-term debt                                                 -           -           -             -              -
    Site restoration cost accruals                                 -           -           -             -              -
    Future income and mining taxes                                 -           -           -             -              -
    Deferred revenue                                               -         (2.2)
    Other long-term liabilities                                    -           -           -             -              -
    Redeemable retractable preferred shares                        -           -           -             -              -
----------------------------------------------------------------------------------------------------------------------------
                                                                   -         20.5          -             -              -
----------------------------------------------------------------------------------------------------------------------------
    Non-controlling interest in subsidiary                         -           -           -             -              -
----------------------------------------------------------------------------------------------------------------------------
    Convertible preferred shares of subsidiary company             -           -           -             -              -
----------------------------------------------------------------------------------------------------------------------------
    Common shareholders' equity
    Common share capital and common share purchase
      warrants                                                     -           -         (1.1)           -              -
    Contributed surplus                                            -           -           -             -              -
    Retained earnings (deficit)                                    -         (1.4)        1.1            -              -
    Cumulative translation adjustments                             -           -           -            2.0             -
    Other comprehensive income (loss)                             7.2       (19.1)         -           (2.0)            -
----------------------------------------------------------------------------------------------------------------------------
                                                                  7.2       (20.5)         -             -              -
----------------------------------------------------------------------------------------------------------------------------
                                                                 $7.2      $   -        $  -          $  -           $  -
============================================================================================================================
CONSOLIDATED BALANCE SHEET As at December 31, 2002
Assets                                                            (d)         (e)         (f)           (h)            (i)
    Current Assets
    Cash and cash equivalents                                    $ -       $   -        $  -         $   -          $(29.4)
    Restricted cash                                                -           -           -             -              -
    Accounts receivable and other assets                           -           -           -             -             1.9
    Inventories                                                    -           -           -             -           (14.2)
    Marketable securities                                         0.1          -           -             -              -
----------------------------------------------------------------------------------------------------------------------------
                                                                  0.1          -           -             -           (41.7)
    Property, plant and equipment                                  -           -           -             -            (9.8)
    Long-term investments                                        77.8          -           -             -            45.9
    Deferred charges and other long-term assets                    -           -           -             -            (2.9)
----------------------------------------------------------------------------------------------------------------------------
                                                                $77.9      $   -        $  -         $   -          $ (8.5)
============================================================================================================================
Liabilities
    Current liabilities
    Accounts payable and accrued liabilities                     $ -       $ 21.1       $  -         $   -          $ (1.8)
    Current portion of long-term debt                              -           -           -             -            (2.6)
    Current portion of site restoration cost
    accruals                                                       -           -           -             -            (0.3)
----------------------------------------------------------------------------------------------------------------------------
                                                                   -         21.1          -             -            (4.7)
    Long-term debt                                                 -           -           -             -              -
    Site restoration cost accruals                                 -           -           -             -            (3.8)
    Future income and mining taxes                                 -           -           -             -              -
    Deferred revenue                                               -         (4.5)         -             -              -
    Other long-term liabilities                                    -           -           -             -              -
    Debt component of convertible debentures                       -           -           -             -              -
    Redeemable retractable preferred shares                        -           -           -             -              -
----------------------------------------------------------------------------------------------------------------------------
                                                                   -         16.6          -             -            (8.5)
----------------------------------------------------------------------------------------------------------------------------
    Convertible preferred shares of subsidiary
    company                                                        -           -           -             -              -
----------------------------------------------------------------------------------------------------------------------------
    Common shareholders' equity
    Common share capital and common share purchase
      warrants                                                     -           -         (1.1)           -              -
    Contributed surplus                                            -           -           -             -              -
    Equity component of convertible debentures                     -           -           -             -              -
    Deficit                                                      42.5        (1.9)        1.1            -              -
    Cumulative translation adjustments                             -           -           -           23.4             -
    Other comprehensive income (loss)                            35.4       (14.7)         -          (23.4)            -
----------------------------------------------------------------------------------------------------------------------------
                                                                 77.9       (16.6)         -             -              -
----------------------------------------------------------------------------------------------------------------------------
                                                                $77.9      $   -        $  -         $   -          $ (8.5)
============================================================================================================================

=============================================================================================================================
CONSOLIDATED BALANCE SHEET As at December 31, 2003
                                                            Restatement
                                                              to equity
                                                            account for                   Minimum
                                                          investment in    Effect of      pension                       Under
                                                               Echo Bay     SFAS 143    liability                   U.S. GAAP
-----------------------------------------------------------------------------------------------------------------------------
Assets                                                              (d)          (j)          (k)
    Current assets
    Cash and cash equivalents                                     $  -        $   -        $   -            $           245.8
    Restricted cash                                                  -            -            -                          5.1
    Accounts receivable and other assets                             -            -            -                         42.1
    Inventories                                                      -            -            -                        109.2
    Marketable securities                                            -            -            -                          0.4
                                                                     -            -            -                        402.6
    Property, plant and equipment                                    -           2.2           -                        496.6
    Mineral interests                                                -            -            -                        260.1
    Goodwill                                                       40.8           -            -                        958.8
    Future income and mining taxes                                   -            -            -                          1.5
    Long-term investments                                            -            -            -                          9.0
    Deferred charges and other long-term assets                      -            -            -                         35.9
-----------------------------------------------------------------------------------------------------------------------------
                                                                  $40.8       $  2.2       $   -                      2,164.5
=============================================================================================================================
Liabilities
    Current liabilities
    Accounts payable and accrued liabilities                      $  -        $   -        $   -            $           124.1
    Current portion of long-term debt                                -            -            -                         29.4
    Current portion of site restoration cost accruals                -            -            -                         19.2
-----------------------------------------------------------------------------------------------------------------------------
                                                                     -            -            -                        172.7
    Long-term debt                                                   -            -            -                          0.7
    Site restoration cost accruals                                   -          11.1           -                        111.6
    Future income and mining taxes                                   -            -            -                         55.6
    Deferred revenue                                                 -            -            -                           -
    Other long-term liabilities                                      -           2.2          3.1                         7.8
    Redeemable retractable preferred shares                          -            -            -                          3.0
-----------------------------------------------------------------------------------------------------------------------------
                                                                     -          13.3          3.1                       351.4
-----------------------------------------------------------------------------------------------------------------------------
    Non-controlling interest in subsidiary                           -            -            -                          0.7
-----------------------------------------------------------------------------------------------------------------------------
    Convertible preferred shares of subsidiary company               -            -            -                         12.6
-----------------------------------------------------------------------------------------------------------------------------
    Common shareholders' equity
    Common share capital and common share purchase
      warrants                                                       -            -            -                      2,549.1
    Contributed surplus                                              -            -            -                         30.0
    Retained earnings (deficit)                                    40.8        (11.1)          -                       (762.3)
    Cumulative translation adjustments                               -            -            -                           -
    Other comprehensive income (loss)                                -            -          (3.1)                      (17.0)
-----------------------------------------------------------------------------------------------------------------------------
                                                                   40.8        (11.1)        (3.1)                    1,799.8
----------------------------------------------------------------------------------------------------------------------------
                                                                  $40.8       $  2.2       $   -                      2,164.5
=============================================================================================================================
CONSOLIDATED BALANCE SHEET As at December 31, 2002
Assets                                                              (d)                                     (restated-note d)
    Current Assets
    Cash and cash equivalents                                    $   -                                      $           141.2
    Restricted cash                                                  -                                                   21.1
    Accounts receivable and other assets                             -                                                   17.4
    Inventories                                                      -                                                   24.7
    Marketable securities                                            -                                                    0.2
-----------------------------------------------------------------------------------------------------------------------------
                                                                     -                                                  204.6
    Property, plant and equipment                                    -                                                  285.7
    Long-term investments                                         (22.5)                                                113.0
    Deferred charges and other long-term assets                      -                                                    7.9
-----------------------------------------------------------------------------------------------------------------------------
                                                                 $(22.5)                                    $           611.2
=============================================================================================================================
Liabilities
    Current liabilities
    Accounts payable and accrued liabilities                      $  -                                      $            54.8
    Current portion of long-term debt                                -                                                   20.7
    Current portion of site restoration cost
    accruals                                                         -                                                   14.7
-----------------------------------------------------------------------------------------------------------------------------
                                                                     -                                                   90.2
    Long-term debt                                                   -                                                   12.9
    Site restoration cost accruals                                   -                                                   38.2
    Future income and mining taxes                                   -                                                    3.3
    Deferred revenue                                                 -                                                     -
    Other long-term liabilities                                      -                                                    5.5
    Debt component of convertible debentures                         -                                                  123.8
    Redeemable retractable preferred shares                          -                                                    2.5
-----------------------------------------------------------------------------------------------------------------------------
                                                                     -                                                  276.4
-----------------------------------------------------------------------------------------------------------------------------
    Convertible preferred shares of subsidiary
    company                                                          -                                                   12.9
-----------------------------------------------------------------------------------------------------------------------------
    Common shareholders' equity
    Common share capital and common share purchase
      warrants                                                       -                                                1,062.7
    Contributed surplus                                              -                                                   12.9
    Equity component of convertible debentures                       -                                                    -
    Deficit                                                        (0.7)                                               (729.2)
    Cumulative translation adjustments                               -                                                    -
    Other comprehensive income (loss)                             (21.8)                                                (24.5)
-----------------------------------------------------------------------------------------------------------------------------
                                                                  (22.5)                                                321.9
-----------------------------------------------------------------------------------------------------------------------------
                                                                 $(22.5)                                    $           611.2
=============================================================================================================================


                                                    Kinross Gold Corporation  73

====================================================================================================================================
CONSOLIDATED STATEMENTS OF OPERATIONS                                   Recognition      Elimination  Property, plant
For the year ended December 31, 2003                                    of deferred    of effects of    and equipment
                                                                           exchange   recognition of   & amortization    Reversal of
                                                                   gains and losses equity component      differences           1991
                                                             Under   on convertible   of convertible    from applying        deficit
                                                          CDN GAAP       debentures       debentures         SFAS 121    elimination
------------------------------------------------------------------------------------------------------------------------------------
                                                                                (a)               (a)             (b)            (c)
Revenue and other income
    Mining revenue                                          $571.9           $   -            $   -             $  -            $ -
    Interest and other income                                 12.3               -                -                -              -
    Mark-to-market gain on call options                        0.4               -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
                                                             584.6               -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Expenses
    Operating                                                387.3               -                -                -              -
    General and administrative                                25.0               -                -                -              -
    Exploration and business development                      24.3               -                -                -              -
    Depreciation, depletion and amortization                 140.9               -                -              (6.3)            -
    Gain on disposal of assets                               (29.5)              -                -                -              -
    Loss on redemption of debt component of
      convertible debentures                                   1.1              0.9             (2.0)              -              -
    Foreign exchange (gain) loss                              (3.3)            16.9               -                -              -
    Interest expense on long-term liabilities                  5.1               -               5.2               -              -
    Accretion expense                                           -                -                -                -              -
    Asset write-downs and non-cash charges                     9.9               -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
                                                             560.8             17.8              3.2             (6.3)            -
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before taxes and other items                  23.8            (17.8)            (3.2)             6.3             -
Provision for income and mining taxes                        (13.1)              -                -                -              -
Non-controlling interest in subsidiary                        (0.2)
Share of income (loss) of investee companies                    -                -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before cumulative effect of a change in
 accounting principle and dividends on convertible
 preferred shares of subsidiary company                       10.5            (17.8)            (3.2)             6.3             -
Cumulative effect of a change in accounting principle           -                -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) for the year before dividends on
 convertible preferred shares of subsidiary company           10.5            (17.8)            (3.2)             6.3             -
Dividends on convertible preferred shares of
 subsidiary company                                           (0.8)              -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) for the year                               9.7            (17.8)            (3.2)             6.3             -
Increase in equity component of convertible debentures        (6.5)              -               6.5               -              -
Gain on redemption of equity component of convertible
  debentures                                                  16.5               -             (16.5)              -              -
------------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) for the year attributable to common
  shareholders                                              $ 19.7           $(17.8)          $(13.2)           $ 6.3           $ -
====================================================================================================================================
Earnings (loss) per share
    Basic and diluted                                       $ 0.06
Common shares issued and outstanding (millions)
    Weighted average - basic                                 308.6
    Weighted average - diluted                               309.6
Total                                                        345.6
====================================================================================================================================
CONSOLIDATED STATEMENTS OF OPERATIONS                                           (a)              (a)              (b)            (c)
For the year ended December 31, 2002

Revenue and other income
    Mining revenue                                          $261.0           $   -            $   -             $  -            $ -
    Interest and other income                                 16.9               -                -                -              -
    Mark-to-market (loss) on call options                     (2.7)              -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
                                                             275.2               -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Expenses
    Operating                                                174.8               -                -                -              -
    General and administrative                                11.3               -                -                -              -
    Exploration and business development                      11.6               -                -                -              -
    Depreciation, depletion and amortization                  85.3               -                -              (8.1)            -
    Gain on disposal of assets                                (2.7)              -                -                -              -
    Foreign exchange loss                                      4.3              0.3               -                -              -
    Interest expense on long-term liabilities                  5.0               -               4.5               -              -
    Asset write-downs and non-cash charges                     7.9               -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
                                                             297.5              0.3              4.5             (8.1)            -
------------------------------------------------------------------------------------------------------------------------------------
    Earnings (loss) before taxes and other items             (22.3)            (0.3)            (4.5)             8.1             -
    Provision for income and mining taxes                     (6.5)              -                -                -              -
    Share in income (loss) of investee companies              (0.6)              -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
    Earnings (loss) for the year before dividends on
     convertible preferred shares of subsidiary company      (29.4)            (0.3)            (4.5)             8.1             -
    Dividends on convertible preferred shares of
     subsidiary company                                       (1.5)              -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
    Net earnings (loss) for the year                         (30.9)            (0.3)            (4.5)             8.1             -
    Increase in equity component of convertible debentures    (7.3)              -               7.3               -              -
------------------------------------------------------------------------------------------------------------------------------------
    Net earnings (loss) for the year attributable to
     common shareholders                                    $(38.2)          $ (0.3)          $  2.8            $ 8.1           $ -
====================================================================================================================================
    Earnings (loss) per share
       Basic and diluted                                    $(0.32)
    Common shares issued and outstanding (millions)
    Weighted average - basic                                 119.7
    Weighted average - diluted                               119.7
Total                                                        136.1
====================================================================================================================================


Kinross Gold Corporation  74

=================================================================================================================================
CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2003                                Gains                             Reclassi-
                                                            on marketable                           fication of
                                                               securities                   Flow     cumulative
                                                            and long-term   Effect of     through   translation   To adjust to
                                                              investments    SFAS 133      shares   adjustments   equity basis
---------------------------------------------------------------------------------------------------------------------------------
                                                                      (d)         (e)         (f)           (h)            (i)
Revenue and other income
    Mining revenue                                                  $  -        $ 0.9        $ -           $ -          $ (6.0)
    Interest and other income                                          -         (0.4)         -             -             0.3
    Mark-to-market gain on call options                                -           -           -             -              -
---------------------------------------------------------------------------------------------------------------------------------
                                                                       -          0.5          -             -            (5.7)
---------------------------------------------------------------------------------------------------------------------------------
Expenses
    Operating                                                          -           -           -             -            (2.9)
    General and administrative                                         -           -           -             -              -
    Exploration and business development                               -           -           -             -            (0.1)
    Depreciation, depletion and amortization                           -           -           -             -            (1.2)
    Gain on disposal of assets                                         -           -           -             -              -
    Loss on redemption of debt component of
      convertible debentures                                           -           -           -             -              -
    Foreign exchange (gain) loss                                       -           -           -             -              -
    Interest expense on long-term liabilities                          -           -           -             -              -
    Accretion expense                                                  -           -           -             -              -
    Asset write-downs and non-cash charges                             -           -           -             -              -
---------------------------------------------------------------------------------------------------------------------------------
                                                                       -           -           -             -            (4.2)
---------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before taxes and other items                           -          0.5          -             -            (1.5)
Provision for income and mining taxes                                  -           -           -             -             0.4
Non-controlling interest in subsidiary
Share of income (loss) of investee companies                           -           -           -             -             1.1
---------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) before cumulative effect of a change in
 accounting principle and dividends on convertible
 preferred shares of subsidiary company                                -          0.5          -             -              -
Cumulative effect of a change in accounting principle                  -           -           -             -              -
---------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) for the year before dividends on
 convertible preferred shares of subsidiary company                    -          0.5          -             -              -
Dividends on convertible preferred shares of
 subsidiary company                                                    -           -           -             -              -
---------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) for the year                                       -          0.5          -             -              -
Increase in equity component of convertible debentures                 -           -           -             -              -
Gain on redemption of equity component of convertible
  debentures                                                           -           -           -             -              -
---------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) for the year attributable to common
  shareholders                                                      $  -        $ 0.5        $ -           $ -          $   -
=================================================================================================================================
Earnings (loss) per share
    Basic and diluted
Common shares issued and outstanding (millions)
    Weighted average - basic
    Weighted average - diluted
Total
=================================================================================================================================
CONSOLIDATED STATEMENTS OF OPERATIONS                                 (d)         (e)         (f)           (h)            (i)
For the year ended December 31, 2002

Revenue and other income
    Mining revenue                                                  $  -        $  -         $ -           $ -          $(69.2)
    Interest and other income                                        42.5         2.0         1.1            -             3.1
    Mark-to-market (loss) on call options                              -           -           -             -              -
---------------------------------------------------------------------------------------------------------------------------------
                                                                     42.5         2.0         1.1            -           (66.1)
---------------------------------------------------------------------------------------------------------------------------------
Expenses
    Operating                                                          -           -           -             -           (27.2)
    General and administrative                                         -           -           -             -              -
    Exploration and business development                               -           -           -             -            (1.3)
    Depreciation, depletion and amortization                           -           -           -             -           (17.4)
    Gain on disposal of assets                                         -           -           -             -              -
    Foreign exchange loss                                              -           -           -             -            (0.2)
    Interest expense on long-term liabilities                          -           -           -             -            (0.3)
    Asset write-downs and non-cash charges                             -           -           -             -              -
---------------------------------------------------------------------------------------------------------------------------------
                                                                       -           -           -             -           (46.4)
---------------------------------------------------------------------------------------------------------------------------------
    Earnings (loss) before taxes and other items                     42.5         2.0         1.1            -           (19.7)
    Provision for income and mining taxes                              -           -           -             -             6.2
    Share in income (loss) of investee companies                       -           -           -             -            13.5
---------------------------------------------------------------------------------------------------------------------------------
    Earnings (loss) for the year before dividends on
     convertible preferred shares of subsidiary company              42.5         2.0         1.1            -              -
    Dividends on convertible preferred shares of
     subsidiary company                                                -           -           -             -              -
---------------------------------------------------------------------------------------------------------------------------------
    Net earnings (loss) for the year                                 42.5         2.0         1.1            -              -
    Increase in equity component of convertible debentures             -           -           -             -              -
---------------------------------------------------------------------------------------------------------------------------------
    Net earnings (loss) for the year attributable to
     common shareholders                                            $42.5       $ 2.0        $1.1          $ -          $   -
=================================================================================================================================
    Earnings (loss) per share
       Basic and diluted
    Common shares issued and outstanding (millions)
    Weighted average - basic
    Weighted average - diluted
Total
=================================================================================================================================

=============================================================================================================
CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2003

                                                                          Minimum
                                                           Effect of      pension                       Under
                                                            SFAS 143    liability                   U.S. GAAP
-------------------------------------------------------------------------------------------------------------
                                                                 (j)          (k)
Revenue and other income
    Mining revenue                                            $   -            -            $           566.8
    Interest and other income                                     -            -                         12.2
    Mark-to-market gain on call options                           -            -                          0.4
-------------------------------------------------------------------------------------------------------------
                                                                  -            -                        579.4
-------------------------------------------------------------------------------------------------------------
Expenses
    Operating                                                   (8.8)          -                        375.6
    General and administrative                                    -            -                         25.0
    Exploration and business development                          -            -                         24.2
    Depreciation, depletion and amortization                     0.8           -                        134.2
    Gain on disposal of assets                                    -            -                        (29.5)
    Loss on redemption of debt component of
      convertible debentures                                      -            -                           -
    Foreign exchange (gain) loss                                  -            -                         13.6
    Interest expense on long-term liabilities                     -            -                         10.3
    Accretion expense                                            9.4           -                          9.4
    Asset write-downs and non-cash charges                      (2.4)          -                          7.5
-------------------------------------------------------------------------------------------------------------
                                                                (1.0)          -                        570.3
-------------------------------------------------------------------------------------------------------------
Earnings (loss) before taxes and other items                     1.0           -                          9.1
Provision for income and mining taxes                             -            -                        (12.7)
Non-controlling interest in subsidiary                                                                   (0.2)
Share of income (loss) of investee companies                      -            -                          0.1
-------------------------------------------------------------------------------------------------------------
Earnings (loss) before cumulative effect of a change in
 accounting principle and dividends on convertible
 preferred shares of subsidiary company                         1.0            -                         (3.7)
Cumulative effect of a change in accounting principle          (12.1)          -                        (12.1)
-------------------------------------------------------------------------------------------------------------
Earnings (loss) for the year before dividends on
 convertible preferred shares of subsidiary company           (11.1)           -                        (15.8)
Dividends on convertible preferred shares of
 subsidiary company                                               -            -                         (0.8)
-------------------------------------------------------------------------------------------------------------
Net earnings (loss) for the year                               (11.1)          -                        (16.6)
Increase in equity component of convertible debentures            -            -                           -
Gain on redemption of equity component of convertible
  debentures                                                      -            -                           -
-------------------------------------------------------------------------------------------------------------
Net earnings (loss) for the year attributable to common
  shareholders                                                $(11.1)        $ -                        (16.6)
=============================================================================================================
Earnings (loss) per share
    Basic and diluted                                                                       $           (0.05)
Common shares issued and outstanding (millions)
    Weighted average - basic                                                                            308.6
    Weighted average - diluted                                                                          309.6
Total                                                                                                   345.6
=============================================================================================================
CONSOLIDATED STATEMENTS OF OPERATIONS                                                       (restated-note d)
For the year ended December 31, 2002

Revenue and other income
    Mining revenue                                                                          $           191.8
    Interest and other income                                                                            65.6
    Mark-to-market (loss) on call options                                                                (2.7)
-------------------------------------------------------------------------------------------------------------
                                                                                                        254.7
-------------------------------------------------------------------------------------------------------------
Expenses
    Operating                                                                                           147.6
    General and administrative                                                                           11.3
    Exploration and business development                                                                 10.3
    Depreciation, depletion and amortization                                                             59.8
    Gain on disposal of assets                                                                           (2.7)
    Foreign exchange loss                                                                                 4.4
    Interest expense on long-term liabilities                                                             9.2
    Asset write-downs and non-cash charges                                                                7.9
-------------------------------------------------------------------------------------------------------------
                                                                                                        247.8
-------------------------------------------------------------------------------------------------------------
    Earnings (loss) before taxes and other items                                                          6.9
    Provision for income and mining taxes                                                                (0.3)
    Share in income (loss) of investee companies                                                         12.2
-------------------------------------------------------------------------------------------------------------
    Earnings (loss) for the year before dividends on
     convertible preferred shares of subsidiary company                                                  18.8
    Dividends on convertible preferred shares of
     subsidiary company                                                                                  (1.5)
-------------------------------------------------------------------------------------------------------------
    Net earnings (loss) for the year                                                                     17.3
    Increase in equity component of convertible debenture                                                  -
-------------------------------------------------------------------------------------------------------------
    Net earnings (loss) for the year attributable to
     common shareholders                                                                    $            17.3
=============================================================================================================
    Earnings (loss) per share
       Basic and diluted                                                                    $            0.14
    Common shares issued and outstanding (millions)
    Weighted average - basic                                                                            119.7
    Weighted average - diluted                                                                          120.6
Total                                                                                                   136.1
=============================================================================================================


                                                    Kinross Gold Corporation  75

=======================================================================================================================
CONSOLIDATED STATEMENTS OF OPERATIONS                                   Recognition      Elimination  Property, plant
For the year ended December 31, 2001                                    of deferred    of effects of    and equipment
                                                                           exchange   recognition of   & amortization
                                                                   gains and losses equity component      differences
                                                             Under   on convertible   of convertible    from applying
                                                          CDN GAAP       debentures       debentures         SFAS 121
-----------------------------------------------------------------------------------------------------------------------
                                                                                (a)              (a)              (b)
Revenue and other income
    Mining revenue                                          $270.1            $  -            $   -             $  -
    Interest and other income                                  9.3               -                -                -
    Mark-to-market gain on call options                        3.5               -                -                -
-----------------------------------------------------------------------------------------------------------------------
                                                             282.9               -                -                -
-----------------------------------------------------------------------------------------------------------------------
Expenses
    Operating                                                180.7               -                -                -
    General and administrative                                10.1               -                -                -
    Exploration and business development                       7.9               -                -                -
    Depreciation, depletion and amortization                  85.8               -                -              (6.1)
    Gain on disposal of assets                                (1.2)              -                -                -
    Foreign exchange loss (gain)                               0.5             (5.9)              -                -
    Interest expense on long-term liabilities                  9.1               -               4.1               -
    Asset write-downs and non-cash charges                    16.1               -                -                -
-----------------------------------------------------------------------------------------------------------------------
                                                             309.0             (5.9)             4.1             (6.1)
-----------------------------------------------------------------------------------------------------------------------
    Loss before taxes and other items                        (26.1)             5.9             (4.1)             6.1
    Provision for income and mining taxes                     (2.9)              -                -                -
    Share in loss of investee companies                       (2.2)              -                -                -
-----------------------------------------------------------------------------------------------------------------------
    Loss for the year before dividends on
     convertible preferred shares of subsidiary
     company                                                 (31.2)             5.9             (4.1)             6.1
    Dividends on convertible preferred shares of
     subsidiary company                                       (5.1)              -                -                -
-----------------------------------------------------------------------------------------------------------------------
    Net loss for the year                                    (36.3)             5.9             (4.1)             6.1
    Increase in equity component of convertible
     debentures                                               (7.7)              -               7.7               -
-----------------------------------------------------------------------------------------------------------------------
    Net loss for the year attributable to
     common shareholders                                    $(44.0)           $ 5.9            $ 3.6            $ 6.1
=======================================================================================================================
    Loss per share
             Basic and diluted                              $(0.42)
    Common shares issued and outstanding (millions)
             Weighted average - basic and diluted            104.5
Total                                                        111.5
=======================================================================================================================

Statement of Operations Presentation: For U.S. GAAP purposes, the measure "(Loss) earnings before cumulative effect of a change in accounting principle and dividends on convertible preferred shares of subsidiary company" is not a recognized term and would therefore not be presented.

The following table reconciles "(Loss) Earnings before cumulative effect of a change in accounting principle and dividends on convertible preferred shares of subsidiary company" to "loss from operations":

====================================================================================================================================
Year ended December 31,                                                                      2003            2002            2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          (restated)
(Loss) earnings before cumulative effect of a change in accounting principle and dividends on convertible preferred shares of
subsidiary company                                                                         $ (3.7)         $ 18.8           $(27.2)
Add/(deduct):
    Interest and other income                                                               (12.2)          (65.6)            (7.9)
    Mark-to-market (gain) loss on call options                                               (0.4)            2.7             (3.5)
    Interest expense on long-term liabilities                                                10.3             9.2              9.6
    Gain on disposal of assets (1)                                                          (27.6)             -                -
    Write-down of marketable securities                                                       0.2             0.2               -
    Provision for (recovery of) income and mining taxes                                      12.7             0.3             (2.4)
    Minority interest                                                                         0.2              -                -
    Share in loss (income) of investee companies                                             (0.1)          (12.2)             3.0
------------------------------------------------------------------------------------------------------------------------------------
Loss from operations for U.S. GAAP                                                         $(20.6)         $(46.6)          $(28.4)
====================================================================================================================================

(1) Gain on disposal of assets includes gains on sales of marketable securities and long-term investments of $27.6 million, a component of non-operating earnings.

In addition, "dividends on convertible preferred shares of subsidiary" are required to be presented as a component of non-operating earnings:

For U.S. GAAP purposes, the components of non-operating earnings (loss) are as follows:

====================================================================================================================================
Year ended December 31,                                                                      2003            2002            2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                          (restated)
    Interest and other income                                                              $ 12.2          $ 65.6           $  7.9
    Mark-to-market gain (loss) on call options                                                0.4            (2.7)             3.5
    Minority interest                                                                        (0.2)             -                -
    Share in income (loss) of investee companies                                              0.1            12.2             (3.0)
    Interest expense on long-term liabilities                                               (10.3)           (9.2)            (9.6)
    Gain on disposal of assets (1)                                                           27.6              -                -
    Write-down of marketable securities                                                      (0.2)           (0.2)              -
    Dividends on convertible preferred shares of subsidiary company                          (0.8)           (1.5)            (5.1)
------------------------------------------------------------------------------------------------------------------------------------
    Non-operating earnings (loss) for U.S. GAAP                                            $ 28.8          $ 64.2           $ (6.3)
====================================================================================================================================


Kinross Gold Corporation  76

===================================================================================================================================
CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2001                              Gains                         Reclassi-
                                            Reversal of   on marketable                       fication of
                                                   1991      securities               Flow     cumulative
                                                deficit   and long-term  Effect of  through   translation   To adjust to      Under
                                            elimination     investments   SFAS 133   shares   adjustments   equity basis  U.S. GAAP
-----------------------------------------------------------------------------------------------------------------------------------
                                                     (c)            (d)        (e)      (f)           (h)             (i)
Revenue and other income
    Mining revenue                                  $ -            $ -       $  -      $ -           $ -          $(67.8)    $202.3
    Interest and other income                         -              -        (3.9)      -             -             2.5        7.9
    Mark-to-market gain on call options               -              -          -        -             -              -         3.5
-----------------------------------------------------------------------------------------------------------------------------------
                                                      -              -        (3.9)      -             -           (65.3)     213.7
-----------------------------------------------------------------------------------------------------------------------------------
Expenses
    Operating                                         -              -          -        -             -           (34.2)     146.5
    General and administrative                        -              -          -        -             -              -        10.1
    Exploration and business development              -              -          -        -             -            (2.1)       5.8
    Depreciation, depletion and
      amortization                                    -              -          -        -             -           (20.5)      59.2
    Gain on disposal of assets                        -              -          -        -             -              -        (1.2)
    Foreign exchange loss (gain)                      -              -          -        -             -            (0.4)      (5.8)
    Interest expense on long-term
      liabilities                                     -              -          -     -  -             -            (3.6)       9.6
    Asset write-downs and non-cash charges            -              -          -        -             -              -        16.1
-----------------------------------------------------------------------------------------------------------------------------------
                                                      -              -          -     -  -             -           (60.8)     240.3
-----------------------------------------------------------------------------------------------------------------------------------
    Loss before taxes and other items                 -              -        (3.9)      -             -            (4.5)     (26.6)
    Provision for income and mining taxes             -              -          -        -             -             5.3        2.4
    Share in loss of investee companies               -              -          -        -             -            (0.8)      (3.0)
-----------------------------------------------------------------------------------------------------------------------------------
    Loss for the year before dividends on
     convertible preferred shares of
     subsidiary company                               -              -        (3.9)      -             -              -       (27.2)
    Dividends on convertible preferred
     shares of subsidiary company                     -              -          -        -             -              -        (5.1)
-----------------------------------------------------------------------------------------------------------------------------------
    Net loss for the year                             -              -        (3.9)      -             -              -       (32.3)
    Increase in equity component of
     convertible debentures                           -              -          -        -             -              -          -
-----------------------------------------------------------------------------------------------------------------------------------
    Net loss for the year attributable to
     common shareholders                            $ -            $ -       $(3.9)    $ -           $ -          $   -      $(32.3)
===================================================================================================================================
    Loss per share
             Basic and diluted                                                                                               $(0.31)
    Common shares issued and
    outstanding (millions)
             Weighted average -
             basic and diluted                                                                                                104.5
Total                                                                                                                         111.5
===================================================================================================================================


                                                    Kinross Gold Corporation  77

====================================================================================================================================
CONSOLIDATED STATEMENTS OF CASH FLOWS                                   Recognition      Elimination  Property, plant
For the year ended December 31, 2003                                    of deferred    of effects of    and equipment
                                                                           exchange   recognition of   & amortization    Reversal of
                                                                   gains and losses equity component      differences           1991
                                                             Under   on convertible   of convertible    from applying        deficit
                                                          CDN GAAP       debentures       debentures         SFAS 121    elimination
------------------------------------------------------------------------------------------------------------------------------------
                                                                                (a)              (a)              (b)            (c)
Net inflow (outflow) of cash related to the following
activities:
    Operating:
    Earnings (loss) for the year before dividends on
        convertible preferred shares of subsidiary
        company                                            $  10.5           $(17.8)           $(3.2)           $ 6.3           $ -
    Items not affecting cash:
       Depreciation, depletion and amortization              140.9               -                -              (6.3)            -
       Asset write-downs and non-cash charges                  9.9               -                -                -              -
       Gain on disposal of assets                            (29.5)              -                -                -              -
       Loss on redemption of debt component of
         convertible debentures                                1.1              0.9             (2.0)              -              -
       Future income and mining taxes                         (2.8)              -                -                -              -
       Deferred revenue realized                              (2.3)              -                -                -              -
       Cumulative effect of a change in accounting
         principle                                              -                -                -                -              -
       Accretion expense                                        -                -                -                -              -
       Site restoration cost accruals                          9.4               -                -                -              -
       Share in (income) loss of investee companies             -                -                -                -              -
       Interest on convertible debentures                       -                -               1.0               -              -
       Realized foreign exchange losses on convertible
         debentures                                            4.2             16.9               -                -              -
       Unrealized foreign exchange losses on
        redeemable retractable preferred shares                0.4               -                -                -              -
       Site restoration cash expenditures                    (19.3)              -                -                -              -
    Changes in non-cash operating assets and liabilities:
       Accounts receivable and other assets                   (1.5)              -                -                -              -
       Inventories                                           (11.3)              -                -                -              -
       Marketable securities                                   4.5               -                -                -              -
       Ore in stockpiles                                      (1.4)              -                -                -              -
       Accounts payable and accrued liabilities              (20.1)              -                -                -              -
       Other long-term obligations                              -                -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Cash flow provided from operating activities                  92.7               -              (4.2)              -              -
------------------------------------------------------------------------------------------------------------------------------------
    Financing:
       Issuance of common shares                             187.9               -                -                -              -
       Redemption of convertible debentures                 (144.8)              -                -                -              -
       Acquisition of preferred shares of subsidiary
       company                                                (0.3)              -                -                -              -
       Reduction of debt component of convertible
       debentures                                             (4.2)              -               4.2               -              -
       Repayment of debt                                     (10.5)              -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Cash flow provided from financing activities                  28.1               -               4.2               -              -
------------------------------------------------------------------------------------------------------------------------------------
    Investing:
       Additions to property, plant and equipment            (73.4)              -                -                -              -
       Business acquisitions, net of cash acquired           (81.9)              -                -                -              -
       Long-term investments and other assets                 57.2               -                -                -              -
       Proceeds from the disposal of property, plant and
       equipment                                               5.9               -                -                -              -
       Decrease in restricted cash                            37.5               -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Cash flow used in investing activities                       (54.7)              -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                        9.1               -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                         75.2               -                -                -              -
Cash and cash equivalents, beginning of year                 170.6               -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                     $ 245.8           $   -             $  -             $  -            $ -
====================================================================================================================================


Kinross Gold Corporation  78

====================================================================================================================================
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2003                               Gains                             Reclassi-
                                                           on marketable                           fication of
                                                              securities                    Flow    cumulative
                                                           and long-term   Effect of     through   translation          To adjust to
                                                             investments    SFAS 133      shares   adjustments          equity basis
------------------------------------------------------------------------------------------------------------------------------------
                                                                 (d)           (e)           (f)          (h)                  (i)
Net inflow (outflow) of cash related to the following
activities:
    Operating:
    Earnings (loss) for the year before dividends on
        convertible preferred shares of subsidiary
        company                                                  $ -          $(0.5)         $ -         $ -                 $   -
    Items not affecting cash:
       Depreciation, depletion and amortization                    -             -             -           -                   (1.2)
       Asset write-downs and non-cash charges                      -             -             -           -                     -
       Gain on disposal of assets                                  -             -             -           -                     -
       Loss on redemption of debt component of
       convertible debentures                                      -             -             -           -                     -
       Future income and mining taxes                              -             -             -           -                     -
       Deferred revenue realized                                   -            0.8            -           -                     -
       Cumulative effect of a change in accounting
       principle                                                   -             -             -           -                     -
       Accretion expense                                           -             -             -           -                     -
       Site restoration cost accruals                              -             -             -           -                     -
       Share in (income) loss of investee companies                -             -             -           -                   (1.1)
       Interest on convertible debentures                          -             -             -           -                     -
       Realized foreign exchange losses on convertible
       debentures                                                  -             -             -           -                     -
       Unrealized foreign exchange losses on
        redeemable retractable preferred shares                    -             -             -           -                     -
       Site restoration cash expenditures                          -             -             -           -                     -
    Changes in non-cash operating assets and liabilities:
       Accounts receivable and other assets                        -             -             -           -                     -
       Inventories                                                 -             -             -           -                     -
       Marketable securities                                       -             -             -           -                     -
       Ore in stockpiles                                           -             -             -           -                     -
       Accounts payable and accrued liabilities                    -           (1.3)           -           -                     -
       Other long-term obligations                                 -             -             -           -                     -
------------------------------------------------------------------------------------------------------------------------------------
Cash flow provided from operating activities                       -             -             -           -                   (2.3)
------------------------------------------------------------------------------------------------------------------------------------
    Financing:
       Issuance of common shares                                   -             -             -           -                     -
       Redemption of convertible debentures                        -             -             -           -                     -
       Acquisition of preferred shares of subsidiary
       company                                                     -             -             -           -                     -
       Reduction of debt component of convertible
       debentures                                                  -             -             -           -                     -
       Repayment of debt                                           -             -             -           -                     -
------------------------------------------------------------------------------------------------------------------------------------
Cash flow provided from financing activities                       -             -             -           -                     -
------------------------------------------------------------------------------------------------------------------------------------
    Investing:
       Additions to property, plant and equipment                  -             -             -           -                     -
       Business acquisitions, net of cash acquired                 -             -             -           -                     -
       Long-term investments and other assets                      -             -             -           -                   31.7
       Proceeds from the disposal of property, plant and
       equipment                                                   -             -             -           -                     -
       Decrease in restricted cash                                 -             -             -           -                     -
------------------------------------------------------------------------------------------------------------------------------------
Cash flow used in investing activities                             -             -             -           -                   31.7
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                            -             -             -           -                     -
------------------------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                              -             -             -           -                   29.4
Cash and cash equivalents, beginning of year                       -             -             -           -                  (29.4)
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                           $ -          $  -           $ -         $ -                 $   -
====================================================================================================================================


==================================================================================================================================
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2003                            Restatement
                                                                  to equity
                                                                account for                      Minimum
                                                              investment in       Effect of      pension            Under
                                                                   Echo Bay        SFAS 143    liability        U.S. GAAP
---------------------------------------------------------------------------------------------------------------------------
                                                                      (d)               (j)          (k)
Net inflow (outflow) of cash related to the following
activities:
    Operating:
    Earnings (loss) for the year before dividends on
        convertible preferred shares of subsidiary
        company                                                      $(1.0)          $(11.1)        $ -          $  (15.8)
    Items not affecting cash:
       Depreciation, depletion and amortization                         -               0.8           -             134.2
       Asset write-downs and non-cash charges                           -              (2.4)          -               7.5
       Gain on disposal of assets                                       -                -            -             (29.5)
       Loss on redemption of debt component of
       convertible debentures                                           -                -            -               -
       Future income and mining taxes                                   -                -            -              (2.8)
       Deferred revenue realized                                        -                -            -              (1.5)
       Cumulative effect of a change in accounting
       principle                                                        -              12.1           -              12.1
       Accretion expense                                                -               9.4           -               9.4
       Site restoration cost accruals                                   -              (9.4)          -               -
       Share in (income) loss of investee companies                    1.0               -            -              (0.1)
       Interest on convertible debentures                               -                -            -               1.0
       Realized foreign exchange losses on convertible
       debentures                                                       -                -            -              21.1
       Unrealized foreign exchange losses on
        redeemable retractable preferred shares                         -                -            -               0.4
       Site restoration cash expenditures                               -                -            -             (19.3)
    Changes in non-cash operating assets and liabilities:
       Accounts receivable and other assets                             -                -            -              (1.5)
       Inventories                                                      -                -            -             (11.3)
       Marketable securities                                            -                -            -               4.5
       Ore in stockpiles                                                -                -            -              (1.4)
       Accounts payable and accrued liabilities                         -                -            -             (21.4)
       Other long-term obligations                                      -               0.6           -               0.6
-------------------------------------------------------------------------------------------------------------------------
Cash flow provided from operating activities                            -                -                           86.2
-------------------------------------------------------------------------------------------------------------------------
    Financing:
       Issuance of common shares                                        -                -            -             187.9
       Redemption of convertible debentures                             -                -            -            (144.8)
       Acquisition of preferred shares of subsidiary
       company                                                          -                -            -              (0.3)
       Reduction of debt component of convertible
       debentures                                                       -                -            -                -
       Repayment of debt                                                -                -            -             (10.5)
-------------------------------------------------------------------------------------------------------------------------
Cash flow provided from financing activities                            -                -            -              32.3
-------------------------------------------------------------------------------------------------------------------------
    Investing:
       Additions to property, plant and equipment                       -                -            -             (73.4)
       Business acquisitions, net of cash acquired                      -                -            -             (81.9)
       Long-term investments and other assets                           -                -            -              88.9
       Proceeds from the disposal of property, plant and
       equipment                                                        -                -            -               5.9
       Decrease in restricted cash                                      -                -            -              37.5
-------------------------------------------------------------------------------------------------------------------------
Cash flow used in investing activities                                  -                -            -             (23.0)
-------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                 -                -            -               9.1
-------------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                   -                -            -             104.6
Cash and cash equivalents, beginning of year                            -                -            -             141.2
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                               $  -            $   -          $ -          $  245.8
=========================================================================================================================


                                                    Kinross Gold Corporation  79

====================================================================================================================================
CONSOLIDATED STATEMENTS OF CASH FLOWS                                   Recognition      Elimination  Property, plant
For the year ended December 31, 2002                                    of deferred    of effects of    and equipment
                                                                           exchange   recognition of   & amortization
                                                                   gains and losses equity component      differences    Reversal of
                                                             Under   on convertible   of convertible    from applying   1991 deficit
                                                          CDN GAAP       debentures       debentures         SFAS 121    elimination
------------------------------------------------------------------------------------------------------------------------------------
                                                                                (a)              (a)              (b)            (c)
Net inflow (outflow) of cash related to the following
activities:
    Operating:
    (Loss) earnings for the year before dividends on
        convertible preferred shares of subsidiary
        company                                            $ (29.4)           $(0.3)           $(4.5)           $ 8.1           $ -
    Items not affecting cash:
       Depreciation, depletion and amortization               85.3               -                -              (8.1)            -
       Asset write-downs and non-cash charges                  7.9               -                -                -              -
       Gain on disposal of assets                             (2.7)              -                -                -              -
       Future income and mining taxes                           -                -                -                -              -
       Deferred revenue realized                              (5.1)              -                -                -              -
       Site restoration cost accruals                          3.0               -                -                -              -
       Share in loss of investee companies                     0.6               -                -                -              -
       Interest on convertible debentures                       -                -              (0.6)              -              -
       Unrealized foreign exchange losses on
        convertible debentures                                 0.9              0.3               -                -              -
       Site restoration cash expenditures                     (9.8)              -                -                -              -
    Changes in non-cash operating assets and liabilities:
       Accounts receivable                                    (1.6)              -                -                -              -
       Inventories                                             2.4               -                -                -              -
       Marketable securities                                   2.8               -                -                -              -
       Ore in stockpiles                                      (0.4)              -                -                -              -
       Accounts payable and accrued liabilities                5.6               -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Cash flow provided from operating activities                  59.5               -              (5.1)              -              -
------------------------------------------------------------------------------------------------------------------------------------
    Financing:
       Issuance of common shares and common share
         purchase warrants                                   112.8               -                -                -              -
       Acquisition of preferred shares of subsidiary
         company                                             (11.4)              -                -                -              -
       Reduction of debt component of convertible
         debentures                                           (5.1)              -               5.1               -              -
       Repayment of debt                                     (28.5)              -                -                -              -
       Dividends on convertible preferred shares
         of subsidiary company                                  -                -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Cash flow provided from financing activities                  67.8               -               5.1               -              -
------------------------------------------------------------------------------------------------------------------------------------
    Investing:
       Additions to property, plant and equipment            (22.6)              -                -                -              -
       Business acquisitions, net of cash acquired            (0.1)              -                -                -              -
       Long-term investments and other assets                  1.8               -                -                -              -
       Proceeds from the disposal of property, plant and
         equipment                                             1.3               -                -                -              -
       (Increase) decrease in restricted cash                (21.1)              -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Cash flow used in investing activities                       (40.7)              -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                        3.0               -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                         89.6               -                -                -              -
Cash and cash equivalents, beginning of year                  81.0               -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                     $ 170.6           $   -             $  -             $  -            $ -
====================================================================================================================================


Kinross Gold Corporation  80

====================================================================================================================================
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2002                                  Gains                             Reclassi-
                                                              on marketable                           fication of
                                                                 securities                   Flow     cumulative
                                                              and long-term   Effect of     through   translation   To adjust to
                                                                investments    SFAS 133      shares   adjustments   equity basis
------------------------------------------------------------------------------------------------------------------------------------
                                                                        (d)         (e)         (f)           (h)            (i)
Net inflow (outflow) of cash related to the following
activities:
    Operating:
    (Loss) earnings for the year before dividends on
        convertible preferred shares of subsidiary
        company                                                  $ 42.5       $ 2.0          $ 1.1         $ -            $   -
    Items not affecting cash:
       Depreciation, depletion and amortization                     -           -              -             -             (17.4)
       Asset write-downs and non-cash charges                       -           -              -             -                -
       Gain on disposal of assets                                 (42.5)        -              -             -                -
       Future income and mining taxes                               -           -              -             -                -
       Deferred revenue realized                                    -          (2.0)           -             -                -
       Site restoration cost accruals                               -           -              -             -              (0.7)
       Share in loss of investee companies                          -           -              -             -             (13.5)
       Interest on convertible debentures                           -           -              -             -                -
       Unrealized foreign exchange losses on
         convertible debentures                                     -           -              -             -                -
       Site restoration cash expenditures                           -           -              -             -                -
    Changes in non-cash operating assets and liabilities:
       Accounts receivable                                          -           -              -             -               3.8
       Inventories                                                  -           -              -             -              (1.4)
       Marketable securities                                        -           -              -             -                -
       Ore in stockpiles                                            -           -              -             -                -
       Accounts payable and accrued liabilities                     -           -             (1.1)          -               4.6
------------------------------------------------------------------------------------------------------------------------------------
Cash flow provided from operating activities                        -           -              -             -             (24.6)
------------------------------------------------------------------------------------------------------------------------------------
    Financing:
       Issuance of common shares and common share
         purchase warrants                                          -           -              -             -                -
       Acquisition of preferred shares of subsidiary
         company                                                    -           -              -             -                -
       Reduction of debt component of convertible
         debentures                                                 -           -              -             -                -
       Repayment of debt                                            -           -              -             -               1.8
       Dividends on convertible preferred shares
        of subsidiary company                                       -           -              -             -                -
------------------------------------------------------------------------------------------------------------------------------------
Cash flow provided from financing activities                        -           -              -             -               1.8
------------------------------------------------------------------------------------------------------------------------------------
    Investing:
       Additions to property, plant and equipment                   -           -              -             -               0.3
       Business acquisitions, net of cash acquired                  -           -              -             -                -
       Long-term investments and other assets                       -           -              -             -              (1.4)
       Proceeds from the disposal of property, plant and
         equipment                                                  -           -              -             -                -
       Increase (decrease) in restricted cash                       -           -              4.6           -                -
------------------------------------------------------------------------------------------------------------------------------------
Cash flow used in investing activities                              -           -              4.6           -              (1.1)
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                             -           -              -             -                -
------------------------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                               -           -              4.6           -             (23.9)
Cash and cash equivalents, beginning of year                        -           -             (4.6)          -              (5.5)
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                           $  -         $ -            $ -           $ -            $(29.4)
====================================================================================================================================


==============================================================================================
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2002                           Restatement
                                                                 to equity
                                                               account for
                                                             investment in               Under
                                                                  Echo Bay           U.S. GAAP
----------------------------------------------------------------------------------------------
                                                                       (d)   (restated-note d)
Net inflow (outflow) of cash related to the following
activities:
    Operating:
    (Loss) earnings for the year before dividends on
        convertible preferred shares of subsidiary
        company                                                      $(0.7)  $            18.8
    Items not affecting cash:
       Depreciation, depletion and amortization                         -                 59.8
       Asset write-downs and non-cash charges                           -                  7.9
       Gain on disposal of assets                                       -                (45.2)
       Future income and mining taxes                                   -                   -
       Deferred revenue realized                                        -                 (7.1)
       Site restoration cost accruals                                   -                  2.3
       Share in loss of investee companies                            0.7                (12.2)
       Interest on convertible debentures                               -                 (0.6)
       Unrealized foreign exchange losses on
        convertible debentures                                          -                  1.2
       Site restoration cash expenditures                               -                 (9.8)
    Changes in non-cash operating assets and liabilities:
       Accounts receivable                                              -                  2.2
       Inventories                                                      -                  1.0
       Marketable securities                                            -                  2.8
       Ore in stockpiles                                                -                 (0.4)
       Accounts payable and accrued liabilities                         -                  9.1
----------------------------------------------------------------------------------------------
Cash flow provided from operating activities                            -                 29.8
----------------------------------------------------------------------------------------------
    Financing:
       Issuance of common shares and common share
         purchase warrants                                              -                112.8
       Acquisition of preferred shares of subsidiary
         company                                                        -                (11.4)
       Reduction of debt component of convertible
         debentures                                                     -                   -
       Repayment of debt                                                -                (26.7)
       Dividends on convertible preferred shares
         of subsidiary company                                          -                   -
----------------------------------------------------------------------------------------------
Cash flow provided from financing activities                            -                 74.7
----------------------------------------------------------------------------------------------
    Investing:
       Additions to property, plant and equipment                       -                (22.3)
       Business acquisitions, net of cash acquired                      -                 (0.1)
       Long-term investments and other assets                           -                  0.4
       Proceeds from the disposal of property, plant and
         equipment                                                      -                  1.3
       Increase (decrease) in restricted cash                           -                (16.5)
----------------------------------------------------------------------------------------------
Cash flow used in investing activities                                  -                (37.2)
----------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                 -                  3.0
----------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                   -                 70.3
Cash and cash equivalents, beginning of year                            -                 70.9
----------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                               $  -             $  141.2
==============================================================================================


Kinross Gold Corporation  81

====================================================================================================================================
CONSOLIDATED STATEMENTS OF CASH FLOWS                                   Recognition      Elimination  Property, plant
For the year ended December 31, 2001                                    of deferred    of effects of    and equipment
                                                                           exchange   recognition of   & amortization
                                                                   gains and losses equity component      differences    Reversal of
                                                             Under   on convertible   of convertible    from applying   1991 deficit
                                                          CDN GAAP       debentures       debentures         SFAS 121    elimination
------------------------------------------------------------------------------------------------------------------------------------
                                                                                (a)              (a)              (b)            (c)
Net inflow (outflow) of cash related to the following
activities:
    Operating:
    Loss for the year before dividends on
        convertible preferred shares of subsidiary
        company                                            $ (31.2)           $ 5.9           $(4.1)           $  6.1           $ -
    Items not affecting cash:
       Depreciation, depletion and amortization               85.8               -                -              (6.1)            -
       Asset write-downs and non-cash charges                 14.6               -                -                -              -
       Gain on disposal of assets                             (1.2)              -                -                -              -
       Future income and mining taxes                           -                -                -                -              -
       Deferred revenue realized                             (17.7)              -                -                -              -
       Site restoration cost accruals                          1.9               -                -                -              -
       Share in loss of investee companies                     2.2               -                -                -              -
       Interest on convertible debentures                       -                -              (1.3)              -              -
       Unrealized foreign exchange gains on
        convertible debentures                                (0.6)            (5.9)              -                -              -
       Proceeds on restructuring of gold forward
        sales contracts                                       21.6
       Site restoration cash expenditures                     (7.1)              -                -                -              -
    Changes in non-cash operating assets and liabilities:
       Accounts receivable                                     5.1               -                -                -              -
       Inventories                                             9.6               -                -                -              -
       Marketable securities                                    -                -                -                -              -
       Accounts payable and accrued liabilities               (8.0)              -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Cash flow provided from operating activities                  75.0               -              (5.4)              -              -
------------------------------------------------------------------------------------------------------------------------------------
    Financing:
       Issuance of common shares                               5.4               -                -                -              -
       Reduction of debt component of convertible
         debentures                                           (5.4)              -               5.4               -              -
       Repayment of debt                                     (46.5)              -                -                -              -
       Dividends on convertible preferred shares
         of subsidiary company                                  -                -                -
------------------------------------------------------------------------------------------------------------------------------------
Cash flow used in financing activities                       (46.5)              -               5.4               -              -
------------------------------------------------------------------------------------------------------------------------------------
    Investing:
       Additions to property, plant and equipment            (30.4)              -                -                -              -
       Business acquisitions, net of cash acquired            (1.2)              -                -                -              -
       Long-term investments and other assets                  2.1               -                -                -              -
       Proceeds from the sale of property, plant and
         equipment                                             1.8               -                -                -              -
       Decrease (increase) in restricted cash                  2.9               -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Cash flow used in investing activities                       (24.8)              -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                       (0.5)              -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents               3.2               -                -                -              -
Cash and cash equivalents, beginning of year                  77.8               -                -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                     $  81.0           $   -             $  -             $  -            $ -
====================================================================================================================================


Kinross Gold Corporation  82

==================================================================================================================================
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2001                                 Gains                             Reclassi-
                                                             on marketable                           fication of
                                                                securities                   Flow     cumulative
                                                             and long-term   Effect of     through   translation   To adjust to
                                                               investments    SFAS 133      shares   adjustments   equity basis
----------------------------------------------------------------------------------------------------------------------------------
                                                                   (d)         (e)           (f)            (h)              (i)
Net inflow (outflow) of cash related to the following
activities:
    Operating:
    Loss for the year before dividends on
        convertible preferred shares of subsidiary
        company                                                  $  -        $(3.9)          $ -          $  -            $  -
    Items not affecting cash:
       Depreciation, depletion and amortization                     -           -              -             -             (20.5)
       Asset write-downs and non-cash charges                       -           -              -             -               -
       Gain on disposal of assets                                   -           -              -             -               -
       Future income and mining taxes                               -           -              -             -               -
       Deferred revenue realized                                    -          3.9             -             -               -
       Site restoration cost accruals                               -           -              -             -              (0.4)
       Share in loss of investee companies                          -           -              -             -               0.8
       Interest on convertible debentures                           -           -              -             -               -
       Unrealized foreign exchange gains on
        convertible debentures                                      -           -              -             -               -
       Proceeds on restructuring of gold forward
        sales contracts                                             -           -              -             -               -
       Site restoration cash expenditures                           -           -              -             -               -
    Changes in non-cash operating assets and liabilities:
       Accounts receivable                                          -           -              -             -              (4.4)
       Inventories                                                  -           -              -             -              (4.7)
       Marketable securities                                        -           -              -             -               -
       Accounts payable and accrued liabilities                     -           -              -             -               1.7
--------------------------------------------------------------------------------------------------------------------------------
Cash flow provided from operating activities                        -           -              -             -             (27.5)
--------------------------------------------------------------------------------------------------------------------------------
    Financing:
       Issuance of common shares                                    -           -              -             -               -
       Reduction of debt component of convertible
         debentures                                                 -           -              -             -               -
       Repayment of debt                                            -           -              -             -              34.6
       Dividends on convertible preferred shares
         of subsidiary company                                      -           -              -             -               -
--------------------------------------------------------------------------------------------------------------------------------
Cash flow used in financing activities                              -           -              -             -              34.6
--------------------------------------------------------------------------------------------------------------------------------
    Investing:
       Additions to property, plant and equipment                   -           -              -             -               0.4
       Business acquisitions, net of cash acquired                  -           -              -             -               -
       Long-term investments and other assets                       -           -              -             -               4.3
       Proceeds from the sale of property, plant and
         equipment                                                  -           -              -             -               -
       Decrease (increase) in restricted cash                       -           -             (3.2)          -               -
--------------------------------------------------------------------------------------------------------------------------------
Cash flow used in investing activities                              -           -             (3.2)          -               4.7
--------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                             -           -              -             -               -
--------------------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                               -           -             (3.2)          -              11.8
Cash and cash equivalents, beginning of year                        -           -             (1.4)          -             (17.3)
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                           $  -         $ -            $(4.6)       $  -            $ (5.5)
================================================================================================================================


=====================================================================
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the year ended December 31, 2001


                                                                Under
                                                            U.S. GAAP
---------------------------------------------------------------------

Net inflow (outflow) of cash related to the following
activities:
    Operating:
    Loss for the year before dividends on
        convertible preferred shares of subsidiary
        company                                                $(27.2)
    Items not affecting cash:
       Depreciation, depletion and amortization                  59.2
       Asset write-downs and non-cash charges                    14.6
       Gain on disposal of assets                                (1.2)
       Future income and mining taxes                              -
       Deferred revenue realized                                (13.8)
       Site restoration cost accruals                             1.5
       Share in loss of investee companies                        3.0
       Interest on convertible debentures                        (1.3)
       Unrealized foreign exchange losses on
        convertible debentures                                   (6.5)
       Proceeds on restructuring of gold forward
        sales contracts                                          21.6
       Site restoration cash expenditures                        (7.1)
    Changes in non-cash operating assets and liabilities:
       Accounts receivable                                        0.7
       Inventories                                                4.9
       Marketable securities                                       -
       Accounts payable and accrued liabilities                  (6.3)
---------------------------------------------------------------------
Cash flow provided from operating activities                     42.1
---------------------------------------------------------------------
    Financing:
       Issuance of common shares                                  5.4
       Reduction of debt component of convertible
         debentures                                                -
       Repayment of debt                                        (11.9)
       Dividends on convertible preferred shares
         of subsidiary company                                     -
---------------------------------------------------------------------
Cash flow used in financing activities                           (6.5)
---------------------------------------------------------------------
    Investing:
       Additions to property, plant and equipment               (30.0)
       Business acquisitions, net of cash acquired               (1.2)
       Long-term investments and other assets                     6.4
       Proceeds from the disposal of property, plant and
         equipment                                                1.8
       Decrease in restricted cash                               (0.3)
---------------------------------------------------------------------
Cash flow used in investing activities                          (23.3)
---------------------------------------------------------------------
Effect of exchange rate changes on cash                          (0.5)
---------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                 11.8
Cash and cash equivalents, beginning of year                     59.1
---------------------------------------------------------------------
Cash and cash equivalents, end of year                         $ 70.9
=====================================================================


                                                    Kinross Gold Corporation  83

Consolidated statements of cash flows presented in accordance with U.S. GAAP would require the following changes from the consolidated statements of cash flows prepared in accordance with CDN GAAP:

1. Within cash flows provided from operating activities, the determination should begin with "net earnings (loss)", instead of the "earnings (loss) for the year before dividends on convertible preferred shares of subsidiary company".

2. Under U.S. GAAP, the reduction of the debt component of convertible debentures is treated as interest expense and as a cash flow from operating activities. Under CDN GAAP, the interest expense is classified as a financing activity.

Consolidated Statements of Comprehensive Income (Loss): The Company's statements of comprehensive income (loss) under U.S. GAAP are as follows:

--------------------------------------------------------------------------------------------------------------------
Year ended December 31                                                          2003      2002        2001
--------------------------------------------------------------------------------------------------------------------
                                                                                       (restated)
    Net (loss) earnings for the period under U.S. GAAP                        $(16.6)    $ 17.3      $(32.3)
    Change in currency translation adjustments                                  21.4        5.2        (5.6)
    Change in unrealized gains on marketable securities
       and long-term investments(d)                                             (6.4)       8.7         4.5
    SFAS No. 133(e)                                                             (4.4)     (23.6)        8.9
    Change in minimum pension liability(k)                                      (3.1)        -           -
--------------------------------------------------------------------------------------------------------------------
    Comprehensive (loss) earnings under U.S. GAAP                             $ (9.1)    $  7.6      $(24.5)
====================================================================================================================

(a) Under CDN GAAP, the convertible debentures, described in Note 13 were accounted for in accordance with their substance and, as such, were presented in the financial statements in their liability and equity component parts. The Company redeemed these convertible debentures on September 29, 2003. Under U.S. GAAP, the entire principal amount of the convertible debentures plus accrued interest of $146.8 million immediately prior to the redemption and $123.8 million at December 31, 2002, was treated as debt with interest expense based on the coupon rate of 5.5%.

     In addition, under CDN GAAP, realized and unrealized foreign exchange gains and losses on the debt component of the debentures were recognized in income. For U.S. GAAP, in addition to including these gains and losses in income, realized and unrealized exchange gains and losses related to the portion of the convertible debentures included in equity under CDN GAAP were also included in income. There was no gain or loss on the redemption of the convertible debentures for U.S. GAAP.

(b) Cumulatively, as a result of applying SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and following the adoption of SFAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", property, plant and equipment is reduced and the deficit increased by $60.5 million. This difference arose from the requirement to discount future cash flows from impaired property, plant and equipment under U.S. GAAP and from using proven and probable reserves only. At the time of the impairment, future cash flows from impaired property, plant and equipment were not discounted under CDN GAAP. Under U.S. GAAP, depreciation, depletion and amortization, in periods subsequent to the impairment, would be reduced by $6.3 million, $8.1 million and $6.1 million during the years ended December 31, 2003, 2002 and 2001, respectively, to reflect the above. Cumulatively, as a result of these reductions in depreciation, depletion and amortization, property, plant and equipment is increased and the deficit decreased by $32.3 million and $26.0 million as at December 31, 2003 and 2002, respectively.

(c) CDN GAAP allows for the elimination of operating deficits by the reduction of stated capital attributable to common shares with a corresponding offset to the accumulated deficit. For CDN GAAP, the Company eliminated operating deficits of $761.4 million and $5.3 million in 2003 and 1991, respectively. These reclassifications are not permitted by U.S. GAAP and would require in each subsequent year a cumulative increase in share capital and a cumulative increase in deficit of $766.7 million.

(d) Under CDN GAAP, unrealized gains and losses on long-term investments and marketable securities are not recorded. Under U.S. GAAP, unrealized gains on long-term investments that are classified as securities available for sale of $6.9 million and $13.5 million at December 31, 2003 and December 31, 2002, respectively, and marketable securities of $0.3 million and $0.1 million at December 31, 2003 and December 31, 2002, respectively are included as a component of comprehensive income (loss).

     Furthermore, U.S. GAAP requires that the transaction on April 3, 2002, whereby the Company exchanged its investment in debt securities of Echo Bay for 57.1 million common shares of Echo Bay, be recorded at fair value with the resulting gain included in earnings. Fair value of the Echo Bay common shares received, under U.S. GAAP, was $49.1 million, representing 57.1 million common shares at $0.86 each, being the closing market price of such shares on April 3, 2002. Fair value is not discounted for liquidity concerns or other valuation considerations. The resulting gain of $42.5 million, after deducting the $6.6 million carrying value of the debt securities exchanged, increased the carrying value of this investment and was included in earnings for the year ended December 31, 2002. Under CDN GAAP, the cost of the Echo Bay common shares acquired on the exchange was recorded at the values of the securities given up. Since the fair value of the capital securities given up approximated their carrying value, no gain was recorded under CDN GAAP.


Kinross Gold Corporation 84

     Subsequent to the exchange of debt securities, the Company accounted for its share investment in Echo Bay as an available for sale security under U.S. GAAP. At January 31, 2003, when the Company acquired the remaining outstanding common shares of Echo Bay, the Company retroactively restated its 2002 consolidated financial statements, prepared in accordance with U.S. GAAP, to account for its share investment in Echo Bay on an equity basis. As a result, the Company reversed an unrealized gain of $21.8 million previously included in other comprehensive income, increased its deficit by $0.7 million to reflect its share of equity losses for the period ended December 31, 2002 and correspondingly reduced the carrying value of its investment. In addition, the Company decreased long-term investments and recorded a share of loss in investee company of $1.0 million for the one month ended January 31, 2003 and increased long-term investments and recorded a share of income in investee company of $0.7 million during the year ended December 31, 2002.

     For U.S. GAAP purposes, as a result of the business combination on January 31, 2003, the Company recognized an additional $40.8 million of goodwill representing the difference in carrying value of its share investment in Echo Bay between CDN and U.S. GAAP.

(e) Under CDN GAAP, derivatives hedging forecasted transactions are off-balance sheet until the hedged transaction is recorded. Realized gains and losses on derivatives that are closed out early are initially recorded as deferred revenue or deferred charges and are recorded as an adjustment to net earnings (loss) when the original hedged transaction is recorded.

     On January 1, 2001, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), and the corresponding amendments under FASB Statement No. 138 ("SFAS 138"). SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Changes in the fair value of derivative financial instruments are either recognized periodically in income or shareholders' equity (as a component of other comprehensive income), depending on whether the derivative is being used to hedge changes in fair value or cash flows. SFAS 138 amends certain provisions of SFAS 133 to clarify four areas causing difficulties in implementation.

     For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into other income when the hedged item affects other income. Changes in fair value of the derivative instruments used as economic instruments and ineffective portions of hedges are recognized in other income in the period incurred. The application of SFAS 133 results in a cumulative decrease in deferred revenue of $2.2 million and $4.5 million, a cumulative increase in accounts payable and accrued liabilities of $22.7 million and $21.1 million, a cumulative increase in deficit of $1.4 million and $1.9 million, and a cumulative decrease in other comprehensive income of $19.1 million and $14.7 million at December 31, 2003 and December 31, 2002, respectively. Additionally, as a result of applying SFAS 133, there would be an increase in the CDN GAAP net earnings of $0.5 million and a decrease in the CDN GAAP net loss of $2.0 million for the years ended December 31, 2003 and 2002 respectively. On adoption of SFAS 133, the Company did not complete the required documentation and effectiveness assessments to achieve hedge accounting for the commodity derivatives hedging gold revenues and energy price risk, although the contracts are considered to be effective economic hedges and they were accounted for as hedges for CDN GAAP purposes. For U.S. GAAP only, these derivatives are carried at fair value with the changes in fair value recorded as an adjustment to net earnings (loss). The SFAS requirements for foreign exchange forward contracts were accounted for as cash flow hedges from January 1, 2001. Realized and unrealized derivatives gains and losses included in other comprehensive income ("OCI") on transition and during 2001 were reclassified into mining revenue for cash-flow hedges of forecasted commodity sales and foreign exchange gain
     (loss) for forecasted foreign currency revenues or expenses when the hedged forecasted revenue or expense is recorded. During the year ended December 31, 2003, $9.3 million of derivative losses were reclassified out of other comprehensive income (year ended December 31, 2002, $16.3 million of comprehensive gain). The Company estimates that $15.3 million of net derivatives losses included in other comprehensive income will be reclassified into earnings within the next twelve months.

     Beginning January 2002, the Company met the required documentation requirements under SFAS 133 relating to the prospective and retrospective effectiveness assessments for the commodity derivatives; thus, these derivatives were designated as cash flow hedges. The effective portions of changes in fair values of these derivatives are now recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in fair value of cash flow hedges are recognized in earnings. There was no ineffectiveness recorded during 2003, 2002 or 2001.

(f) Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company accounted for the issue of flow-through shares using the deferral method in accordance with CDN GAAP. At the time of issue the funds received were recorded as share capital. Qualifying expenditure did not begin to be incurred until 2002. For U.S. GAAP, the premium paid in excess of the market value of $1.1 million was credited to other liabilities and included in income as the qualifying expenditures were made. All of the qualifying expenditures were made in 2002. $1.1 million was included in interest and other income for the year ended December 31, 2002.

(g) The terms "proven and probable reserves", "exploration", "development", and "production" have the same meaning under both U.S. and CDN GAAP. Exploration costs incurred are expensed at the same point in time based on the same criteria under both U.S. and CDN GAAP. In addition, mining related costs are only capitalized after proven and probable reserves have been designated under both U.S. and CDN GAAP.

(h) Under CDN GAAP, the unrealized translation gains and losses on the Company's net investment in self-sustaining operations translated using the current rate method accumulated in a separate component of shareholders' equity, described as cumulative translation adjustments on the consolidated balance sheet. Under U.S. GAAP, the unrealized foreign exchange gains and losses would not accumulate in a


                                                    Kinross Gold Corporation  85
     separate component of shareholders equity but rather as an adjustment to accumulated other comprehensive income. As indicated in Note 1, the Company changed its accounting policy with respect to the translation of foreign currencies during the year. As such, the $2.0 million accumulated translation loss in other comprehensive income, will only become realized in earnings upon the substantial disposition, liquidation or closure of the mining property or investment that gave rise to such amounts.

(i) Under CDN GAAP, Kinross proportionately consolidates its interests in the following incorporated joint ventures: RPM (Paracatu), MDO (La Coipa), MSG (Crixas ) and CMM (Refugio). In addition, the Company proportionately consolidates its interests in the following unincorporated joint ventures:
     Round Mountain, Porcupine Joint Venture, Musselwhite and New Britannia. Prior to March 1, 2003, the investment in Omolon was also proportionately consolidated under CDN GAAP. Effective March 1, 2003, following the Company's increase in share ownership to 98.1%, as described in note 2(b), Omolon is fully consolidated under both CDN and U.S. GAAP.

     These investments are accounted for using the equity method under U.S. GAAP. The Company relies on an accommodation provided for in Item 17(c)
     (2)(vii) of SEC Form 20-F, which permits a company using the equity method for U.S. GAAP to omit the differences arising from the use of proportionate consolidation under CDN GAAP. Each of the joint ventures listed, except Omolon prior to March 1, 2003, qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

     With respect to Omolon, the Company concluded that it did not meet the criteria outlined for the accommodation. Therefore, the financial information of Omolon has been disclosed using the equity method for U.S. GAAP purposes for comparative periods prior to March 1, 2003. Under the equity method, an investment in common shares is generally shown in the balance sheet of an investor as a single amount as "Investment in investee company". Likewise, an investor's share of earnings or losses from its investment is ordinarily shown in its statement of operations as a single amount as "Share of income (loss) of investee company".

(j) On January 1, 2003, the Company adopted SFAS 143, "Accounting for Asset Retirement Obligations" which requires that the fair value of liabilities for asset retirement obligations associated with tangible long-lived assets be recognized in the period in which they are incurred. For the purposes of applying SFAS 143, asset retirement obligations are based principally on legal and regulatory requirements associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. When the liability is initially recorded, a corresponding increase to the carrying amount of the related asset is recorded and depreciated over the useful life of the asset. Over time, the liability is increased to reflect an interest element (accretion) considered in its initial measurement at fair value. This differs from the prior practice in which Kinross accrued for the estimated site restoration and closure obligations over the producing life of the mine with an annual charge to earnings. Under SFAS 143, accretion is charged against earnings during the life of the mine and afterwards until all obligations have been settled.

     The Company is not required to re-measure the obligation at fair value each period, but is required to evaluate the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate. Upon settlement of the liability, the Company will record a gain or loss if the actual cost incurred is different than the liability recorded. The cumulative effect of adopting SFAS 143 was to increase property, plant and equipment by $1.6 million, increase long-term equity accounted investments by $0.3 million, increase site restoration cost accruals by $14.0 million and to record a one-time charge of $12.1 million ($0.04 per share) to earnings in the year ended December 31, 2003. Following the adoption of SFAS 143, the total amount of recognized liabilities for asset retirement obligations was $66.9 million. If the change had occurred on January 1, 2002, the cumulative effect would have resulted in no change to property, plant and equipment, an increase of $0.3 million in long-term equity accounted investments, an increase in site restoration cost accruals of $22.5 million and a one-time charge of $22.2 million ($0.18 per share) to earnings in the year ended December 31, 2002. The total amount of recognized liabilities would have been $74.7 million at December 31, 2001. For the year ended December 31, 2003, the effect on earnings in addition to the cumulative effect of adopting SFAS 143 was a decrease in net loss of $1.0 million ($nil per share). For the year ended December 31, 2002, the effect of adopting SFAS 143 in addition to the cumulative effect, would have been a decrease in net income of $0.1 million ($nil per share), an increase in property, plant and equipment of $1.7 million and a reduction in long-term investments of $0.1 million.

     The following is a reconciliation of the liability for asset retirement obligations:

     ===========================================================================
                                                        (unaudited, in millions)
     ---------------------------------------------------------------------------
     Balance as at December 31, 2002                           $ 52.9
     Impact of adoption of SFAS 143                              14.0
     Additions to liabilities(1)                                 68.5
     Liabilities settled                                        (22.4)
     Accretion expense                                            9.4
     Foreign exchange                                             3.4
     Revisions                                                    5.0
     ---------------------------------------------------------------------------
     Balance as at December 31, 2003                           $130.8
     ===========================================================================

     (1) Properties acquired from Echo Bay and TVX of $45.5 million and $17.5 million, respectively, and $5.5 million relating to the Kubaka Mine as a result of changing accounting for the investment in Omolon from the equity method to full consolidation.


Kinross Gold Corporation 86

(k) Under U.S. GAAP, if the accumulated pension plan benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized prior service cost is recognized as an intangible asset while the remainder is charged to Other Comprehensive Income. CDN GAAP does not require the Company to record a minimum liability and does not have the concept of Other Comprehensive Income. During the year, the Company recorded a minimum pension liability of $3.1 million (2002 - $nil) with a corresponding decrease in Other Comprehensive Income. None of the additional liability relates to unrecognized prior service cost.

=========================================================================================================================
                                                                           Plans where assets                 Plans where
                                                                          exceed accumulated         accumulated benefits
                                                                                     benefits               exceed assets
-------------------------------------------------------------------------------------------------------------------------
Amounts recognized on the consolidated                                 December      December      December      December
balance sheets consist of:                                             31, 2003      31, 2002      31, 2003      31, 2002
-------------------------------------------------------------------------------------------------------------------------
Accrued pension asset (liability)                                        $(0.3)       $ 0.4          $ 1.3         $ -
Additional minimum pension obligation                                      -            -             (3.1)          -
Accumulated other comprehensive income                                     -            -              3.1           -
-------------------------------------------------------------------------------------------------------------------------
Net amount recognized on consolidated balance sheets                     $(0.3)       $ 0.4          $ 1.3         $ -
=========================================================================================================================

Stock-based compensation

The Company follows Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and its related interpretations in accounting for stock options. Accordingly, because stock option exercise prices equal the market value on the date of the grant, no compensation cost has been recognized at the grant date of the stock options. Had compensation expense for the stock option plans been determined based upon fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment to SFAS No. 123" ("SFAS 148"), the Company's pro forma net (loss) earnings and (loss) earnings per share would be as follows:

=========================================================================================================================
                                                                                       Year ended December 31
-------------------------------------------------------------------------------------------------------------------------
U.S. GAAP                                                                      2003             2002             2001
-------------------------------------------------------------------------------------------------------------------------
Net (loss) earnings applicable to common shares                                              (restated)
     As reported                                                             $(16.6)           $ 17.3           $(32.3)
     Add stock compensation cost                                               (1.1)             (2.0)            (1.1)
                                                                             --------------------------------------------
     Pro forma                                                               $(17.7)           $ 15.3           $(33.4)
                                                                             ============================================
(Loss) earnings per share, basic and diluted (dollars)
     As reported (1)                                                         $(0.05)           $  0.14          $ (0.31)
     Pro forma (1)                                                           $(0.06)           $  0.13          $ (0.32)
=========================================================================================================================

     (1) Reflects the effects of a three for one share consolidation approved January 2003 as described in Note 16.

Other requirements of SFAS 148 are disclosed in Note 16 as prescribed under CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" ("CICA 3870"), which is consistent with the U.S. pronouncement. In addition, for fiscal years beginning on or after January 1, 2004, CICA 3870 requires fair value accounting for stock options. Adoption is retroactive, covering all stock options granted on or after January 1, 2002. The Company has the option to restate prior periods to include the expense for awards that was included in the pro forma note disclosure of prior periods or to make an adjustment to the opening balance of retained earnings of the current period to reflect the cumulative effect of the change on prior periods.

Other Recent Accounting Pronouncements

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that the assets, liabilities and results of variable interest entities be consolidated into the financial statements of the entity that has the controlling financial interest. FIN 46 also provides the framework for determining whether a variable interest entity should be consolidated based on voting interest or significant financial support provided to it. In December 2003, the FASB issued FIN 46(R), amending the guidance in FIN 46 as well as the transition guidance. As a Foreign Private Issuer and based on its interpretation of the revised transition guidance, the Company will be required to adopt the guidance in FIN 46(R) for the first reporting period that ends after March 15, 2004. The Company is in the process of assessing the impact of the amended standard on the consolidated financial statements.


                                                    Kinross Gold Corporation  87

In June 2003, the CICA issued a similar pronouncement, Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15"). AcG-15 is effective for reporting periods beginning on or after November 1, 2004. Kinross is currently evaluating the potential impact of AcG-15.

Hedging Relationships

In 2002, the Accounting Standards Board of the CICA issued Accounting Guideline No. 13 "Hedging Relationships" ("AcG-13). AcG-13 increases the documentation, designation and effectiveness criteria to achieve hedge accounting. The guideline requires the discontinuance of hedge accounting for hedging relationships established that do not meet the conditions at the date AcG-13 is first applied. It does not change the method of accounting for derivatives in hedging relationships, but requires fair value accounting for derivatives that do not qualify for hedge accounting. The new guideline is applicable for fiscal years commencing on or after July 1, 2003. The Company does not believe that the adoption of AcG-13 will have an impact on its results of operations and financial position.

Impairment of Long-lived Assets

In 2002, the CICA Handbook Section 3063 - "Impairment of long-lived Assets" ("CICA 3063") was amended to harmonize with SFAS 144. CICA 3063 applies to long-lived assets held for use and is effective on a prospective basis, for fiscal years beginning on or after April 1, 2003. Early adoption is encouraged. This standard requires that an impairment loss be recognized when the carrying amount of an asset held for use exceeds the sum of undiscounted cash flows. The impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset. The Company does not believe that the adoption of CICA 3063 will have an impact on its results of operations and financial position.

Asset Retirement Obligations

In 2003, the CICA issued Handbook Section 3110 - "Asset Retirement Obligations" ("CICA 3110"), which is consistent with SFAS 143, "Accounting for Asset Retirement Obligations." The standard provides for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. It addresses obligations required to be settled as a result of an existing law, regulation or contract related to asset retirements. The new standard is applicable for fiscal years beginning January 1, 2004. Upon adoption, CICA 3110 will require retroactive restatement of all comparative periods. The Company is currently evaluating the impact this standard may have on its results of operations and financial position.

Other

In July 2003, the CICA issued Handbook Section 1100 "Generally Accepted Accounting Principles" ("CICA 1100") and Handbook Section 1400 "General Standards of Financial Statement Presentation" ("CICA 1400"). CICA 1100 describes what constitutes CDN GAAP and its sources. CICA 1400 clarifies what constitutes fair presentation in accordance with generally accepted accounting principles. Both sections are effective for fiscal years beginning on or after October 1, 2003. The Company is currently evaluating the potential impact these standards may have on its results of operations, financial position and note disclosures.

The Emerging Issues Task Force ("EITF") of FASB has as part of its agenda, a review of a broad range of accounting policies related to the mining industry. The outcome of this review may result in changes to U.S. GAAP as applied to these consolidated financial statements. In addition, as a result of an ongoing harmonization process with U.S. GAAP, the outcome may also result in changes to CDN GAAP.

Consistent with common industry practice, Kinross has historically classified mineral lease rights in the same manner as property, plant and equipment on its balance sheet. However, in accordance with SFAS 141 "Business Combinations" and SFAS 142 "Goodwill and Intangible Assets", the Company has accounted for mineral lease rights as intangible assets and recorded them as "Mineral Interests" on the balance sheet, separate and apart from property, plant and equipment. At its March 2004 meeting, the EITF is expected to discuss Issue 03-0, "Whether Mineral Lease Rights are Tangible or Intangible Assets". Depending on the EITF's resolution of this issue, the Company may be required to change the classification of its mineral lease rights. Notwithstanding a decision by the EITF, the classification of mineral lease rights as tangible assets under U.S. GAAP will require the approval of the FASB and amendments to SFAS 141 and SFAS 142 in order to effect such change.

23. Commitments and contingencies

General

The Company follows Section 3290 of the CICA handbook in determining its accruals and disclosures with respect to loss contingencies. Accordingly, estimated losses from loss contingencies are accrued by a charge to income when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Environmental and Site Restoration Costs

The Company's mining, processing and exploration activities are subject to various federal, state and provincial laws and regulations regarding the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with all applicable laws


Kinross Gold Corporation 88
and regulations. The Company has made and expects to make, in the future, expenditures to comply with such laws and regulations. Estimated future site restoration costs are based principally on legal and regulatory requirements. As at December 31, 2003 and 2002, $119.7 million and $57.0 million, respectively, were accrued for site restoration costs relating to currently or past producing properties.

In addition, the Company is currently involved in two matters concerning environmental matters on sites that have been sold. Details about these sites are discussed below:

Candelaria Mine sale

On October 1, 2001 the Company sold 100% of its investment in Kinross Candelaria Mining Company to Silver Standard Resources Inc. ("Silver Standard"). As part of the sales agreement the Company agreed to maintain the financial assurance provided to the Bureau of Land Management ("BLM"). The financial assurance is in the form of a letter of credit for $1.7 million. Silver Standard has agreed to reimburse the Company for the costs of the financial assurance and will provide an alternative form of financial assurance acceptable to the BLM on or before April 15, 2004, which will allow the BLM to release the Company from its financial assurance. The Company expects to be released from this obligation in 2004.

Sleeper Mine sale

On December 31, 2003, the Company sold its remaining 50% ownership interest in Sleeper Mining Company LLC to a subsidiary of X-Cal Resources Ltd. ("X-Cal"). As part of the sales agreement, the Company agreed to maintain the financial assurances provided to the BLM. The financial assurances are in the form of two letters of credit totalling $8.0 million. In addition, pursuant to the sales agreement X-Cal escrowed $8.0 million of its own cash until an alternative form of financial assurance is provided and accepted by the BLM or July 8, 2004. The Company has agreed to allow X-Cal to utilize $5.2 million of the escrowed cash as security for an alternative form of financial assurance acceptable to the BLM. If by July 8, 2004, X-Cal has not provided the alternative form of financial assurance acceptable to the BLM, X-Cal has arranged for an insurer to post a surety bond, which would effectively put the Company in the position of having its obligation collateralized. The Company has the right to utilize the escrowed funds to pay for the costs of its letter of credit. Kinross expects to be released from this obligation in 2004.

Export prepayment contracts

A Brazilian Central Bank program enables exporters to borrow US dollars and commit to conduct export activities. The borrowed amounts are then reinvested locally at rates in excess of those on the loans. These contracts are referred to as export prepayment contracts.

The Company's Paracatu joint venture participates in this program and entered into contracts during 2000 and 2001, which were immediately assigned to a Brazilian bank. The joint venture receives a premium instead of the higher interest rate earned by the bank. The lenders of the funds agreed to the assignment of the borrowed amounts to the local bank. There is no obligation by the Company to repay any of the borrowed amounts.

The Company has $1.1 million of unearned premium related to these export prepayment contracts at December 31, 2003. The Company will earn this premium as it exports gold. As at December 31, 2003, the Company is committed to export $50.4 million of gold (2004 - $25.9 million, 2005 - $24.5 million).

Other legal matters

Derivative action

In October 1996, a shareholder derivative action was filed in the Court of Chancery of Delaware on behalf of a Kinam Gold Inc. ("Kinam") formerly Amax Gold Inc., shareholder, entitled Harry Lewis v. Milton H. Ward, et al., C.A. No. 15255-NC, against Cyprus Amax, Kinam's directors and Kinam as a nominal defendant. Kinam Gold Inc. is a 100% owned subsidiary of the Company. The complaint alleges, among other things, that the defendants engaged in self-dealing in connection with Kinam's entry in March 1996 into a demand loan facility provided by Cyprus Amax. The complaint seeks, among other things, a declaration that the demand loan facility is not entirely fair to Kinam and damages in an unspecified amount. Kinam subsequently filed a motion to dismiss the action with the court. On October 30, 2003, the Court of Chancery of Delaware granted Kinam's motion to dismiss the complaint. The plaintiff appealed this decision on November 30, 2003. The Company and Kinam believe that the complaint is without merit and will continue to defend the matter as required. The Company cannot reasonably predict the outcome of this action and the amount of loss cannot be reasonably estimated, therefore no loss contingency has been recorded in the financial statements. This derivative action relates to the Corporate and other segment (see Note 19).

Class action

The Company was named as a defendant in a class action complaint filed on or about April 26, 2002, entitled Robert A. Brown, et al. v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-KJD-RJJ, brought in the United States District Court for the District of Nevada. Defendants named in the complaint are the Company, its subsidiaries, Kinross Gold U.S.A., Inc. and Kinam, and Robert
M. Buchan, President and C.E.O. of the Company. The complaint is brought on behalf of two potential classes, those who tendered their Kinam preferred stock into the tender offer for the Kinam $3.75 Series B Preferred Stock made by the Kinross Gold U.S.A. and those who did not. Plaintiffs argue, among other things, that amounts historically advanced by the Company to Kinam should be treated as capital contributions rather than loans, that the purchase of Kinam preferred stock from institutional investors in July 2001 was a constructive redemption of the preferred stock, an impermissible amendment to the conver-


                                                    Kinross Gold Corporation  89
sion rights of the preferred stock, or constituted the commencement of a tender offer, that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam preferred stock, and that the amount offered in the tender offer of $16.00 per share was not a fair valuation of the Kinam preferred stock. The complaint alleges breach of contract based on the governing provisions of the Kinam preferred stock, breach of fiduciary duties, violations of the "best price" rule under Section 13(e) of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange rules, violations of Section 10(b) and 14(e) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5 and 14c-6(a) hereunder, common law fraud based on the acts taken and information provided in connection with the tender offer, violation of Nevada's anti-racketeering law, and control person liability under
Section 20A of the Securities Exchange Act of 1934, as amended. A second action seeking certification as a class action and based on the same allegations was also filed in the United States District Court for the District of Nevada on or about May 22, 2002. It names the same parties as defendants. This action has been consolidated into the Brown case and the Brown plaintiffs have been designated as lead plaintiffs. The plaintiffs seek damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam preferred stock or, in the alternative, the issuance of 26.875 to 80.625 shares of the Company for each Kinam preferred share. They also seek triple damages under Nevada statutes. The Company brought a motion for judgement on the pleadings with respect to the federal securities claims based on fraud. Discovery was stayed pending the resolution of this matter. On September 29, 2003, the Court ruled that plaintiffs had failed to adequately state a federal securities fraud claim. The plaintiffs were given an opportunity to amend the complaint to try and state a claim that would meet the pleading standards established by the Court but, if they are unable to do so, these claims will be dismissed. The plaintiffs have filed an amended complaint with the Court in an effort to eliminate the deficiencies in their original complaint. The Company believes the amended complaint is without merit and has filed a motion for judgement on the pleadings seeking dismissal of the securities fraud claims without prejudice. The Company anticipates continuing to vigorously defend this litigation. The Company cannot reasonably predict the outcome of this action and the amount of loss cannot be reasonably estimated, therefore no loss contingency has been recorded in the financial statements. This class action relates to the Corporate and other segment (see Note 19).

Settlement in Greece

In January 2003, the Stratoni lead / zinc mine located in Greece, owned by TVX Hellas S.A. ("TVX Hellas"), a subsidiary of the Company, was shut down pending the receipt of new mining permits. The TVX Hellas assets and liabilities are included under the heading Corporate and other in the segmented information (see
Note 19). Revised mining permits were issued on February 18, 2003. However, operations remained suspended throughout 2003 as the Company worked with the Greek government and potential investors to develop the appropriate exit strategy. On December 10, 2003, the Greek government unilaterally terminated the contract pursuant to which the Company's two subsidiaries, TVX and TVX Hellas, held title to the Hellenic gold mines, and invited them to enter into a settlement agreement. A settlement agreement was then executed on December 12, 2003, pursuant to which the Greek government agreed to pay 11 million Euros to TVX Hellas. The Company agreed to augment the 11 million Euros ($13.6 million), with an additional 11 million Euros, and to contribute all such amounts in full satisfaction of labour and trade liabilities of TVX Hellas. On January 30, 2004 the Company advanced TVX Hellas 11 million Euros ($13.6 million) and received a full release from all liabilities in connection with environmental remediation. TVX Hellas has settled all labour related claims and has filed for bankruptcy. Trade and other payables will be settled in the bankruptcy proceedings out of the remaining funds on hand in Greece. The Company has accrued $13.6 million as a current payable at December 31, 2003.

The Hellenic Gold Properties litigation

The Ontario Court (General Division) issued its judgement in connection with the claim against TVX by three individuals (collectively the "Alpha Group") on October 14, 1998, relating to TVX's interest in the Hellenic Gold Mining assets in Greece owned by TVX Hellas. The TVX Hellas assets and liabilities are included under the heading Corporate and other in the segmented information (see
Note 19). The Court rejected full ownership and monetary damage claims but did award the Alpha Group a 12% carried interest and the right to acquire a further 12% participating interest in the Hellenic Gold assets. TVX filed a notice to appeal and the Alpha Group filed a notice of cross appeal.

Subsequent to the trial decision in October, 1998, TVX received notification of two actions commenced by 1235866 Ontario Inc. ("1235866"), the successor to Curragh Inc., Mineral Services Limited and Curragh Limited, against the Alpha Group, and others, in Ontario and English Courts, in relation to the claim by the Alpha Group against TVX for an interest in the Hellenic gold mines. On July 28, 1999, TVX entered into an agreement with 1235866 to ensure that these new claims would not result in any additional diminution of TVX's interest in the Hellenic gold mines. 1235866 agreed not to pursue any claim against TVX for an interest in the Hellenic gold mines beyond the interest awarded to the Alpha Group by the courts. In the event that 1235866 is successful in its claim against the Alpha Group, 1235866 would be entitled to a 12% carried interest as defined in the agreement and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by TVX and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic gold mines up to the date of exercise. The TVX appeal, the Alpha Group cross appeal and a motion by 1235866 were all heard on February 17, 18 and 25, 2000. By judgement released June 1, 2000, the Court of Appeal, while partially granting the TVX appeal, upheld the trial decision and rejected the Alpha Group cross appeal. The Court also rejected the motion of 1235866 for a new trial. As a result, TVX holds, as constructive trustee, a 12% carried interest and a right to acquire 12% participating interest in the Hellenic gold mines upon the payment of costs associated with that interest. The action by 1235866 against the Alpha Group continues. TVX and the Alpha Group have been unable to agree on the definition and application of the 12% carried interest and the right to acquire a 12% participating interest in the Hellenic gold mines awarded to Alpha Group in the trial judgement. Accordingly, in June 2001, a new action was commenced between the Alpha Group and TVX to clarify the award. TVX anticipates that the hearing with respect to such matter may be held in 2005.


Kinross Gold Corporation 90

As a result of the settlement agreement the Company executed with the Greek Government with respect to TVX Hellas S.A., the Alpha group has threatened further litigation due to an alleged breach of the October 14, 1998 judgement in the action noted above between the Alpha Group and TVX relating to the Hellenic Gold mines. The Alpha Group has threatened to expand this claim to include a claim against the Company for breach of fiduciary duty. In addition, 1235866 has threatened further litigation for breach of fiduciary duty. The Company cannot reasonably predict the outcome of this litigation and the threatened litigation and the amount of loss cannot be reasonably estimated, therefore no loss contingency has be recorded in the financial statements.

No pleadings have been exchanged with respect to these two threatened actions.

Summa

In September 1992, Summa Corporation ("Summa") commenced a lawsuit against Echo Bay Exploration Inc. and Echo Bay Management Corporation (together, the "Subsidiaries"), 100% owned subsidiaries of Echo Bay, alleging improper deductions in the calculation of royalties payable over several years of production at McCoy/Cove and another mine, which is no longer in operation. The assets and liabilities of the Subsidiaries are included under the heading Corporate and other in the segmented information (see Note 19). The matter was tried in the Nevada State Court in April 1997, with Summa claiming more than $13 million in damages, and, in September 1997, judgement was rendered for the Subsidiaries. The decision was appealed by Summa to the Supreme Court of Nevada, which in April 2000 reversed the decision of the trial court and remanded the case back to the trial court for "a calculation of the appropriate royalties in a manner not inconsistent with this order." The case was decided by a panel comprised of three of the seven Justices of the Supreme Court of Nevada and the Subsidiaries petitioned that panel for a rehearing. The petition was denied by the three-member panel on May 15, 2000 and remanded to the lower court for consideration of other defenses and arguments put forth by the Subsidiaries. The Subsidiaries filed a petition for a hearing before the full Supreme Court and on December 22, 2000, the Court recalled its previous decision. Both the Subsidiaries and their counsel believe that grounds exist to modify or reverse the decision. Echo Bay has $1.5 million accrued related to this litigation. If the appellate reversal of the trial decision is maintained and the trial court, on remand, were to dismiss all of the Subsidiaries' defenses, the royalty calculation at McCoy/Cove would change and additional royalties would be payable. Neither the Company, nor counsel to the Subsidiaries, believe it is possible to quantify the precise amount of liability pursuant to a revised royalty calculation.

Handy and Harman

On March 29, 2000, Handy & Harman Refining Group, Inc., which operated a facility used by Echo Bay for the refinement of dore bars, filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Echo Bay filed a claim for gold and silver accounts at this refining facility with an estimated market value of approximately $2.8 million at the time the shipments were made. $0.6 million of this amount was on behalf of Case, Pomeroy & Company, Inc. ("Case Pomeroy"), who owned a 25 percent interest in the Round Mountain mine at the time of the bankruptcy filing. Echo Bay fully provided for its net claim of $2.2 million as unrecoverable. Further, in March 2002, the liquidating trustee for Handy & Harman commenced a series of adversary proceedings against numerous creditors, including two of Echo Bay's subsidiaries, alleging that certain creditors received preferential payments in metal or otherwise. The preferential payment claims against the Echo Bay's subsidiaries approximated $9.0 million.

In October 2003, a settlement was reached between the liquidating trustee, Echo Bay, Homestake Mining Company ("Homestake"), a subsidiary of Barrick Gold Corporation ("Barrick") and Case Pomeroy. Under the terms of the settlement, the liquidating agent received payments of $0.2 million from Homestake and $0.1 million from Echo Bay. The liquidating agent agreed to release the Company and Barrick from any and all future claims. In addition, Echo Bay agreed to waive the $2.8 million claim against the refinery and to pay $0.2 million to Case Pomeroy in settlement of their share of its claim. This settlement was recorded in 2003.

General

The Company is also involved in legal proceedings and claims arising in the ordinary course of its business. The Company believes these claims are without merit and is vigorously defending them. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect Kinross' financial position, results of operations or cash flows.

The Company settled various litigation and included in the statement of operations was $0.3 million in 2003, $0.6 million in 2002 and $nil million in 2001.

Total accrued liabilities in relation to legal contingencies were $15.1 million, $nil and $nil at December 31, 2003, 2002 and 2001, respectively.

Income taxes

The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules. As at December 31, 2003 the Company has the following disputes and has not accrued any additional tax liabilities in relation to


                                                    Kinross Gold Corporation  91
the disputes listed below:

Russia

In July, 2003, the Company received notice that local taxation authorities in Russia are seeking a reassessment of the tax paid relating to the Kubaka mine by Omolon, the Company's 98.1% owned Russian Joint Stock Company in the amount of $8.5 million, which included penalties and interest. The notice challenged certain deductions taken by the Company and tax concessions relating to tax returns filed by the Company in prior years. The Company appealed this notice of reassessment and on January 27, 2004, the Magadan Arbitration court agreed with the Company on three of the four major reassessment items. The impact of this ruling reduced the liability to $3.9 million, which includes interest and penalties. The Company will appeal the decision, but in the event the decision of the appellant court is not ruled in the Company's favour, Omolon has enough unutilized deductions to shelter the additional taxable income. The Company believes that this reassessment will be resolved with no material adverse to the Company's financial position, results of operations or cash flows. This reassessment relates to the Kubaka business segment (see Note 19).

Chile

On September 27, 2001, the Company's 100% owned Chilean mining company, Compania Minera Kinam Guanaco ("CMKG") received a tax reassessment from the Chilean IRS. The assets of CMKG are included under the heading Corporate and other in the segmented information (see Note 19). The reassessment, in the amount of $6.7 million, disallows certain deductions utilized by a third party. The third party has indemnified the Company for up to $13.5 million in relation to this reassessment. The Company appealed the reassessment and on January 12, 2004, the Chilean IRS upheld the tax auditors position. The Company plans to appeal the reassessment with the Chilean Tax Court. The Company believes this reassessment will be resolved with no material adverse impact on to the Company's financial position, results of operations or cash flows.

Brazil

The Company's 50% owned Brazilian mining company, Mineracao Serra Grande S.A. which owns the Crixas mine received a tax reassessment in November 2003 from the Brazilian IRS. The reassessment disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company's 50% share totals $9.5 million. The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse affect on its financial position, results of operations or cash flows. This reassessment relates to the Crixas business segment (see Note 19).

Guarantee of third party contracts

Kinross has no third party contracts that qualify as a guarantee under AcG-14 (which become effective for financial periods ending on or after January 1, 2003) other than what has been disclosed under the Candelaria mine sale and the Sleeper mine sale discussed above as at December 31, 2003 and 2002, respectively.

Other commitments and contingencies

Financial assurance

As part of its ongoing business and operations, the Company and its affiliates are required to provide financial assurance in the form of letters of credit for environmental and site restoration costs, exploration permitting, workers compensation and other general corporate purposes. As at December 31, 2003, there were $118.2 million of letters of credit issued pursuant to the syndicated credit facility further described in Note 11. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its operations including post closure site restoration. Upon completion of the underlying performance requirement, the beneficiary of the associated letter of credit cancels and returns the letter of credit to the issuing entity. Some of the instruments associated with long-lived assets will remain outstanding until closure. Generally, financial assurance requirements associated with environmental regulations are becoming more restrictive. In addition, the capacity of surety markets for performance bonds have diminished. The Company has replaced all previously issued surety bonds with letters of credit in 2003. The Company believes it is in compliance with all applicable financial assurance requirements and will be able to satisfy all future financial assurance requirements.

Acquisition of Crown Resources Corporation

On November 20, 2003, the Company announced that it had executed a definitive acquisition agreement with Crown Resources Corporation ("Crown") whereby it will acquire Crown and its wholly owned Buckhorn gold deposit located in north-central Washington State. The Company has agreed to issue approximately
13.6 million common shares in exchange for 100% of the issued and outstanding common shares of Crown. A registration statement has been filed with the U.S. Securities and Exchange Commission. Once effective, the shareholders of Crown will vote on the transaction. This transaction is expected to close in 2004.


Kinross Gold Corporation 92

Mineral reserve and resource statement
(estimated at an assumed gold price of $325 per ounce)
(Proven and probable mineral reserves (1a,3,5,6,7))

Kinross' Share at December 31, 2003
====================================================================================================================================
Property                    Location    Kinross           Proven                      Probable               Proven and Probable
                                       Interest   Tonnes    Grade  Contained  Tonnes    Grade  Contained   Tonnes    Grade Contained
                                            (%)    (000)    (g/t)    (000oz)   (000)    (g/t)    (000oz)    (000)    (g/t)   (000oz)
------------------------------------------------------------------------------------------------------------------------------------
GOLD

NORTH AMERICA
------------------------------------------------------------------------------------------------------------------------------------
  Fort Knox and area (14)   USA          100.0%   54,913     0.83      1,464  48,026     0.96      1,481  102,939     0.89     2,945
------------------------------------------------------------------------------------------------------------------------------------
  Round Mtn and area (15)   USA           50.0%   59,660     0.57      1,099  35,393     0.66        751   95,053     0.61     1,850
------------------------------------------------------------------------------------------------------------------------------------
  Porcupine JV (9,13)       Canada        49.0%    9,129     1.39        409  18,033     1.86      1,080   27,162     1.70     1,489
------------------------------------------------------------------------------------------------------------------------------------
  Aquarius (10)             Canada       100.0%        -        -          -  15,017     2.16      1,042   15,017     2.16     1,042
------------------------------------------------------------------------------------------------------------------------------------
  Musselwhite (13)          Canada        31.9%    2,366     5.63        428   1,231     5.81        230    3,596     5.69       658
------------------------------------------------------------------------------------------------------------------------------------
  Lupin                     Canada       100.0%      310     7.37         73     248    10.25         82      558     8.64       155
------------------------------------------------------------------------------------------------------------------------------------
  New Britannia             Canada        50.0%       33     4.80          5     167     5.07         27      200     4.98        32
------------------------------------------------------------------------------------------------------------------------------------
  Kettle River              USA          100.0%      405    12.22        159      75     9.09         22      480    11.73       181
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                         126,815     0.89      3,636 118,190     1.24      4,715  245,005     1.06     8,350
====================================================================================================================================
SOUTH AMERICA
------------------------------------------------------------------------------------------------------------------------------------
  Paracatu (Brasilia) (11   Brazil        49.0%  163,971     0.42      2,225  31,829     0.38        388  195,800     0.42     2,613
------------------------------------------------------------------------------------------------------------------------------------
  La Coipa (13,16)          Chile         50.0%   11,358     1.20        440   4,327     1.04        145   15,685     1.16       584
------------------------------------------------------------------------------------------------------------------------------------
  Refugio                   Chile         50.0%   39,747     0.89      1,138   9,819     0.78        248   49,566     0.87     1,386
------------------------------------------------------------------------------------------------------------------------------------
  Crixas  (12)              Brazil        50.0%    1,569     6.39        323     577     7.92        147    2,146     6.81       470
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                         216,644     0.59      4,125  46,551     0.62        927  263,195     0.60     5,052
====================================================================================================================================
ASIA
------------------------------------------------------------------------------------------------------------------------------------
  Kubaka and area (17,18)   Russia        98.1%      903     3.92        114     720    12.80        296    1,623     7.86       410
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                             903     3.92        114     720    12.80        296    1,623     7.86       410
====================================================================================================================================
TOTAL GOLD (exc. Blanket)                        344,362     0.71      7,874 165,461     1.12      5,938  509,823     0.84    13,812
====================================================================================================================================
AFRICA
------------------------------------------------------------------------------------------------------------------------------------
  Blanket                   Zimbabwe     100.0%    1,300     3.71        155   1,221     4.18        164    2,521     3.94       319
------------------------------------------------------------------------------------------------------------------------------------
TOTAL GOLD                                       345,662     0.72      8,029 166,682     1.14      6,102  512,344     0.86    14,131
====================================================================================================================================

SILVER

SOUTH AMERICA
------------------------------------------------------------------------------------------------------------------------------------
  La Coipa (13,16)          Chile         50.0%   11,358     69.5     25,384   4,327     89.5     12,454   15,685     75.0    37,837
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                          11,358     69.5     25,384   4,327     89.5     12,454   15,685     75.0    37,837
====================================================================================================================================
ASIA
------------------------------------------------------------------------------------------------------------------------------------
  Kubaka and area (17,18)   Russia        98.1%      903     10.8        313     720     19.1        442    1,623     14.5       755
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                             903     10.8        313     720     19.1        442    1,623     14.5       755
====================================================================================================================================
TOTAL SILVER                                      12,260     65.2     25,696   5,047     79.5     12,896   17,307     69.4    38,592
====================================================================================================================================
                                                                                                  Totals may not add due to rounding


                                                    Kinross Gold Corporation  93

Mineral reserve and resource statement
(estimated at an assumed gold price of $350 per ounce)
(Measured and indicated mineral resources)
(excludes proven and probable reserves) (2a,3,4,6,7,8)

Kinross' Share at December 31, 2003
====================================================================================================================================
Property                    Location    Kinross           Measured                    Indicated             Measured and Indicated
                                       Interest   Tonnes    Grade  Contained  Tonnes    Grade  Contained   Tonnes    Grade Contained
                                            (%)    (000)    (g/t)    (000oz)   (000)    (g/t)    (000oz)    (000)    (g/t)   (000oz)
------------------------------------------------------------------------------------------------------------------------------------
GOLD

NORTH AMERICA
------------------------------------------------------------------------------------------------------------------------------------
  Fort Knox and area (14)   USA          100.0%       -        -          -    1,141     1.12         41    1,141     1.12        41
------------------------------------------------------------------------------------------------------------------------------------
  Round Mtn and area (15)   USA           50.0%    7,662     0.43        107   8,258     0.62        165   15,920     0.53       272
------------------------------------------------------------------------------------------------------------------------------------
  Porcupine JV (9,13)       Canada        49.0%       39     1.55          2     536     0.68         12      576     0.74        14
------------------------------------------------------------------------------------------------------------------------------------
  Aquarius (10)             Canada       100.0%       -        -          -       -        -          -        -        -         -
------------------------------------------------------------------------------------------------------------------------------------
  Musselwhite (13)          Canada        31.9%      696     8.80        197     612     7.63        150    1,308     8.25       347
------------------------------------------------------------------------------------------------------------------------------------
  Lupin                     Canada       100.0%       -        -          -      305     8.29         81      305     8.29        81
------------------------------------------------------------------------------------------------------------------------------------
  New Britannia             Canada        50.0%       95     4.42         14     954     5.31        163    1,049     5.23       177
------------------------------------------------------------------------------------------------------------------------------------
  Kettle River              USA          100.0%       -        -          -      126     9.36         38      126     9.36        38
------------------------------------------------------------------------------------------------------------------------------------
  George-Goose Lake (10)    Canada       100.0%       -        -          -    2,553    12.26      1,006    2,553    12.26     1,006
------------------------------------------------------------------------------------------------------------------------------------
  Delamar                   USA          100.0%      610     0.61         12   1,762     1.69         96    2,372     1.42       108
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                           9,102     1.13        331  16,247     3.35      1,752   25,349     2.56     2,083
====================================================================================================================================
SOUTH AMERICA
------------------------------------------------------------------------------------------------------------------------------------
  Paracatu (Brasilia) (11)  Brazil        49.0%       -        -          -   76,627     0.39        966   76,627     0.39       966
------------------------------------------------------------------------------------------------------------------------------------
  La Coipa (13,16)          Chile         50.0%      223     0.53          4     131     0.59          3      353     0.57         7
------------------------------------------------------------------------------------------------------------------------------------
  Refugio                   Chile         50.0%    6,753     1.15        250   2,210     1.06         75    8,962     1.13       325
------------------------------------------------------------------------------------------------------------------------------------
  Crixas  (12)              Brazil        50.0%       76     1.51          4      -        -          -        76     1.51         4
------------------------------------------------------------------------------------------------------------------------------------
  Gurupi (10)               Brazil       100.0%       -        -          -   60,385     1.39      2,705   60,385     1.39     2,705
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                           7,051     1.14        258 139,352     0.84      3,748  146,403     0.85     4,006
====================================================================================================================================
AUSTRALIA
------------------------------------------------------------------------------------------------------------------------------------
  Norseman (10)             Australia    100.0%       -        -          -      850     2.67         73      850     2.67        73
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                              -        -          -      850     2.67         73      850     2.67        73
====================================================================================================================================
TOTAL GOLD (exc. Blanket)                         16,154     1.13        588 156,448     1.11      5,573  172,602     1.11     6,162
====================================================================================================================================
AFRICA
------------------------------------------------------------------------------------------------------------------------------------
  Blanket                   Zimbabwe     100.0%       -        -          -      584     4.39         82      584     4.39        82
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                              -        -          -      584     4.39         82      584     4.39        82
====================================================================================================================================
TOTAL GOLD                                        16,154     1.13        588 157,032     1.12      5,655  173,186     1.12     6,244
====================================================================================================================================
SILVER
NORTH AMERICA
------------------------------------------------------------------------------------------------------------------------------------
  Delamar                   USA          100.0%      610     64.8      1,269   1,762     39.5      2,237    2,372     46.0     3,506
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                             610     64.8      1,269   1,762     39.5      2,237    2,372     46.0     3,506
====================================================================================================================================
SOUTH AMERICA
====================================================================================================================================
  La Coipa (13,16)          Chile         50.0%      223     36.1        258     131     32.8        138      353     34.8       396
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                             223     36.1        258     131     32.8        138      353     34.8       396
====================================================================================================================================
TOTAL SILVER                                         833     57.1      1,527   1,893     39.0      2,375    2,725     44.5     3,902
====================================================================================================================================
                                                                                                  Totals may not add due to rounding


                                                    Kinross Gold Corporation  94

Mineral reserve and resource statement
(estimated at an assumed gold price of $400 per ounce)
(Proven and probable mineral reserves (1b,3,5,6,7))

Kinross' Share at December 31, 2003
====================================================================================================================================
Property                    Location    Kinross            Proven                    Probable               Proven and Probable
                                       Interest   Tonnes    Grade  Contained  Tonnes    Grade  Contained   Tonnes    Grade Contained
                                            (%)    (000)    (g/t)    (000oz)   (000)    (g/t)    (000oz)    (000)    (g/t)   (000oz)
------------------------------------------------------------------------------------------------------------------------------------
GOLD

NORTH AMERICA
------------------------------------------------------------------------------------------------------------------------------------
  Fort Knox and area(14)    USA          100.0%   59,669     0.82      1,564  64,222     0.87      1,800  123,891     0.84     3,364
------------------------------------------------------------------------------------------------------------------------------------
  Round Mtn and area(15)    USA           50.0%   59,836     0.57      1,102  39,561     0.65        823   99,397     0.60     1,925
------------------------------------------------------------------------------------------------------------------------------------
  Porcupine JV (9,13,20)    Canada        49.0%    9,168     1.39        410  18,569     1.83      1,093   27,737     1.68     1,502
------------------------------------------------------------------------------------------------------------------------------------
  Aquarius (10,20)          Canada       100.0%        -        -          -  15,017     2.16      1,042   15,017     2.16     1,042
------------------------------------------------------------------------------------------------------------------------------------
  Musselwhite (13,21)       Canada        31.9%    2,662     5.32        456   1,395     5.44        244    4,057     5.37       700
------------------------------------------------------------------------------------------------------------------------------------
  Lupin                     Canada       100.0%      345     7.21         80     270     9.99         87      615     8.45       167
------------------------------------------------------------------------------------------------------------------------------------
  New Britannia             Canada        50.0%       81     4.15         11     322     4.46         46      403     4.40        57
------------------------------------------------------------------------------------------------------------------------------------
  Kettle River              USA          100.0%      415    12.07        161      78     8.77         22      493    11.55       183
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                         132,176     0.89      3,783 139,434     1.15      5,157  271,610     1.02     8,941
====================================================================================================================================
SOUTH AMERICA
------------------------------------------------------------------------------------------------------------------------------------
  Paracatu (Brasilia) (11)  Brazil        49.0%  166,995     0.42      2,266  37,913     0.37        455  204,909     0.41     2,721
------------------------------------------------------------------------------------------------------------------------------------
  La Coipa (13,16,20)       Chile         50.0%   11,769     1.18        447   4,589     1.01        149   16,357     1.13       596
------------------------------------------------------------------------------------------------------------------------------------
  Refugio                   Chile         50.0%   69,420     0.85      1,895  32,315     0.77        798  101,735     0.82     2,693
------------------------------------------------------------------------------------------------------------------------------------
  Crixas  (12,20)           Brazil        50.0%    1,645     6.17        327     610     7.59        149    2,255     6.56       476
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                         249,828     0.61      4,933  75,427     0.64      1,551  325,255     0.62     6,484
====================================================================================================================================
ASIA
------------------------------------------------------------------------------------------------------------------------------------
  Kubaka and area (17,18)   Russia        98.1%      903     3.92        114     787    12.10        306    1,689     7.73       420
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                             903     3.92        114     787    12.10        306    1,689     7.73       420
====================================================================================================================================
TOTAL GOLD (exc. Blanket)                        382,907     0.72      8,830 215,648     1.01      7,015  598,555     0.82    15,845
====================================================================================================================================
AFRICA
------------------------------------------------------------------------------------------------------------------------------------
  Blanket                   Zimbabwe     100.0%    1,312     3.72        157   1,236     4.18        166    2,548     3.94       323
------------------------------------------------------------------------------------------------------------------------------------
TOTAL GOLD                                       384,219     0.73      8,987 216,884     1.03      7,181  601,103     0.84    16,168
====================================================================================================================================
SILVER

SOUTH AMERICA
------------------------------------------------------------------------------------------------------------------------------------
  La Coipa (13,16)          Chile         50.0%   11,769     68.3     25,855   4,589     86.2     12,718   16,357     73.3    38,573
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                          11,769     68.3     25,855   4,589     86.2     12,718   16,357     73.3    38,573
====================================================================================================================================
ASIA
------------------------------------------------------------------------------------------------------------------------------------
  Kubaka and area (17,18)   Russia        98.1%      903     10.8        313     787     18.3        464    1,689     14.3       777
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                             903     10.8        313     787     18.3        464    1,689     14.3       777
====================================================================================================================================
TOTAL SILVER                                      12,671     64.2     26,168   5,375     76.3     13,182   18,046     67.8    39,349
====================================================================================================================================
                                                                                                  Totals may not add due to rounding


                                                    Kinross Gold Corporation  95

Mineral reserve and resource statement
(estimated at an assumed gold price of $450 per ounce)
(Measured and indicated mineral resources)
(excludes proven and probable reserves) (2b,3,4,6,7,8)

Kinross' Share at December 31, 2003
====================================================================================================================================
Property                    Location    Kinross           Measured                   Indicated            Measured and Indicated
                                       Interest   Tonnes    Grade  Contained  Tonnes    Grade  Contained   Tonnes    Grade Contained
                                            (%)    (000)    (g/t)    (000oz)   (000)    (g/t)    (000oz)    (000)    (g/t)   (000oz)
------------------------------------------------------------------------------------------------------------------------------------
GOLD

NORTH AMERICA
------------------------------------------------------------------------------------------------------------------------------------
  Fort Knox and area (14)   USA          100.0%    5,401     0.90        156  18,936     0.76        465   24,337     0.79       621
------------------------------------------------------------------------------------------------------------------------------------
  Round Mtn and area (15)   USA           50.0%   12,872     0.57        238  18,058     0.69        401   30,931     0.64       638
------------------------------------------------------------------------------------------------------------------------------------
  Porcupine JV (9,13)       Canada        49.0%    4,651     2.58        385  31,027     1.77      1,767   35,678     1.88     2,153
------------------------------------------------------------------------------------------------------------------------------------
  Aquarius (10,19)          Canada       100.0%        -        -          -       -        -          -        -       -          -
------------------------------------------------------------------------------------------------------------------------------------
  Musselwhite (13)          Canada        31.9%      728     8.60        201     666     7.32        157    1,394     7.99       358
------------------------------------------------------------------------------------------------------------------------------------
  Lupin                     Canada       100.0%        -        -          -     254     8.93         73      254     8.93        73
------------------------------------------------------------------------------------------------------------------------------------
  New Britannia             Canada        50.0%       58     4.05          8   1,137     4.83        177    1,195     4.79       184
------------------------------------------------------------------------------------------------------------------------------------
  Kettle River              USA          100.0%        -        -          -     168     9.36         45      168     9.36        45
------------------------------------------------------------------------------------------------------------------------------------
  George-Goose Lake (10)    Canada       100.0%        -        -          -   3,531    10.75      1,220    3,531    10.75     1,220
------------------------------------------------------------------------------------------------------------------------------------
  Delamar                   USA          100.0%      610     0.61         12   3,189     1.39        143    3,799     1.27       155
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                          24,320     1.28        999  76,965     1.80      4,447  101,285     1.67     5,446
====================================================================================================================================
SOUTH AMERICA
------------------------------------------------------------------------------------------------------------------------------------
  Paracatu (Brasilia) (11)  Brazil        49.0%        -        -          -  76,627     0.39        966   76,627     0.39       966
------------------------------------------------------------------------------------------------------------------------------------
  La Coipa (13,16,20)       Chile         50.0%    9,627     1.01        311   5,539     1.12        200   15,166     1.05       511
------------------------------------------------------------------------------------------------------------------------------------
  Refugio                   Chile         50.0%   15,412     0.69        340   4,881     0.36         57   20,292     0.61       397
------------------------------------------------------------------------------------------------------------------------------------
  Crixas  (12,20)           Brazil        50.0%      319     7.56         78     121     7.20         28      440     7.56       106
------------------------------------------------------------------------------------------------------------------------------------
  Gurupi (10)               Brazil       100.0%        -        -          -  60,385     1.39      2,705   60,385     1.39     2,705
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                          25,357     0.89        729 147,552     0.83      3,956  172,909     0.84     4,684
====================================================================================================================================
AUSTRALIA
------------------------------------------------------------------------------------------------------------------------------------
  Norseman (10)             Australia    100.0%        -        -          -   2,490     2.29        183    2,490     2.29       183
====================================================================================================================================
SUBTOTAL                                               -        -          -   2,490     2.29        183    2,490     2.29       183
====================================================================================================================================
TOTAL GOLD (exc. Blanket)                         49,677     1.08      1,728 227,007     1.18      8,586  276,685     1.16    10,314
====================================================================================================================================
AFRICA
------------------------------------------------------------------------------------------------------------------------------------
  Blanket                   Zimbabwe     100.0%        -        -          -     584     4.39         82      584     4.39        82
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                               -        -          -     584     4.39         82      584     4.39        82
====================================================================================================================================
TOTAL GOLD                                        49,677     1.08      1,728 227,591     1.18      8,668  277,269     1.17    10,396
====================================================================================================================================
SILVER

NORTH AMERICA
------------------------------------------------------------------------------------------------------------------------------------
  Delamar                   USA          100.0%      610     64.8      1,269   3,189     21.8      2,237    3,799     28.7     3,506
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                             610     64.8      1,269   3,189     21.8      2,237    3,799     28.7     3,506
====================================================================================================================================
SOUTH AMERICA
------------------------------------------------------------------------------------------------------------------------------------
  La Coipa (13,16)          Chile         50.0%    9,627     29.6      9,172   5,539     16.8      3,001   15,166     25.0    12,172
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                           9,627     29.6      9,172   5,539     16.8      3,001   15,166     25.0    12,172
====================================================================================================================================
ASIA
------------------------------------------------------------------------------------------------------------------------------------
  Kubaka and area (17,18)   Russia        98.1%        -        -          -       -        -          -        -        -         -
------------------------------------------------------------------------------------------------------------------------------------
SUBTOTAL                                               -        -          -       -        -          -        -        -         -
====================================================================================================================================
TOTAL SILVER                                      10,237     31.7     10,441   8,728     18.7      5,238   18,965     25.7    15,678
====================================================================================================================================
                                                                                                  Totals may not add due to rounding


Kinross Gold Corporation  96

Qualified persons ("QP") table

==========================================================================================================================
Property              Primary        Company         Qualifications          Secondary      Company       Qualifications
                        QP                                                       QP
--------------------------------------------------------------------------------------------------------------------------
Fort Knox             R.Cooper       Kinross         P.Eng                   W.Hanson       Kinross       P.Geo
Round Mtn             R.Cooper       Kinross         P.Eng                   W.Hanson       Kinross       P.Geo
Porcupine JV          A.Still        Placer Dome     P.Geo                   S.Taylor       Placer Dome   P.Eng
Aquarius              R.Cooper       Kinross         P.Eng                   W.Hanson       Kinross       P.Geo
Musselwhite           A.Cheatle      Placer Dome     P.Geo                   B. MacDonald   Placer Dome   P.Eng
Lupin                 R. Cooper      Kinross         P.Eng                   W.Hanson       Kinross       P.Geo
New Britannia         R.Cooper       Kinross         P.Eng                   W.Hanson       Kinross       P.Geo
Kettle River          R.Cooper       Kinross         P.Eng                   W.Hanson       Kinross       P.Geo
George Lake           R.Cooper       Kinross         P.Eng                   W.Hanson       Kinross       P.Geo
Goose Lake            R.Cooper       Kinross         P.Eng                   W.Hanson       Kinross       P.Geo
Delamar               R.Cooper       Kinross         P.Eng                   W.Hanson       Kinross       P.Geo
Paracatu (Brasilia)   M. Sharrat     RTZ             Geologist               R. Peroni      RTZ           Geologist
La Coipa              J. Ochoa       Placer Dome     Chief Engineer AusIMM   M.Rubio        Placer Dome   Geologist AusIMM
Refugio               R.Cooper       Kinross         P.Eng                   W.Hanson       Kinross       P.Geo
Crixas                W. Yamaoka     AngloGold       Geologist CREA          M G de Simoni  AngloGold     Engineer CREA
Gurupi                A.Schneider    Consultant      Geologist
Kubaka                R.Cooper       Kinross         P.Eng                   W.Hanson       Kinross       P.Geo
Blanket               R.Cooper       Kinross         P.Eng                   W.Hanson       Kinross       P.Geo
Norseman              R.Cooper       Kinross         P.Eng                   W.Hanson       Kinross       P.Geo
==========================================================================================================================

Proven and probable pro forma reserves were 13.153 million ounces of gold at December 31, 2002, including the assets from TVX and Echo Bay. During 2003,
2.742 million ounces were added to reserves, 1.764 million ounces were mined out, to give a net addition to reserves after mining of 0.978 million ounces for the year.

=================================================================================================================
Mining Operation        2002 Pro forma Reserves(1)   Production Depletion   Reserve Growth       2003 Reserves(2)
                              (000 ounces of gold)                                           (000 ounces of gold)
-----------------------------------------------------------------------------------------------------------------
Fort Knox                                    2,678                   (431)             698                  2,945
Kubaka                                         156                   (137)             391                    410
Refugio                                        706                      0              679                  1,386
Round Mountain                               1,875                   (436)             410                  1,850
Kettle River                                     4                      0              177                    181
Lupin                                          332                    (60)            (117)                   155
New Britannia                                  158                    (37)             (89)                    32
Porcupine Joint Venture                      1,485                   (252)             256                  1,489
Musselwhite                                    667                    (91)              82                    658
La Coipa                                       645                    (63)               2                    584
Crixas                                         478                    (99)              90                    470
Paracatu (Brasilia)                          2,500                   (120)             233                  2,613
Aquarius                                     1,189                      0             (147)                 1,042
Blanket                                        280                    (38)              77                    319
-----------------------------------------------------------------------------------------------------------------
Total                                       13,153                 (1,764)           2,742                 14,131
=================================================================================================================
                                                                               Totals may not add due to rounding

1. At a gold price of $300 per ounce
2. At a gold price of $325 per ounce

Statement of Inferred Resources
Kinross' share, December 31, 2003

In addition to the reported measured and indicated resources estimated at a gold price of $350, inferred resources total 47,095,000 tonnes at an average grade of
1.6 grams per tonne gold. Inferred silver resources total 1,098,000 tonnes at an average grade of 21.6 grams per tonne.

In addition to the reported measured and indicated resources estimated at a gold price of $450, inferred resources total 74,802,000 tonnes at an average grade of
1.7 grams per tonne gold. Inferred silver resources total 1,472,000 tonnes at an average grade of 19.2 grams per tonne.


                                                    Kinross Gold Corporation  97

Mineral reserve and resource statement

(1) Unless otherwise noted, the Company's reserves are estimated using appropriate cut-off grades derived from:
     (a) an estimated gold price of $325 per oz, and a silver price of $4.75 per oz; and
     (b) an estimated gold price of $400 per oz, and a silver price of $4.75 per oz.
     Reserves are estimated using current and/or projected process recoveries, operating costs and mine plans that are unique to each property and include estimated allowances for dilution and mining recovery.

(2) Unless otherwise noted, the Company's resources are estimated using appropriate cut-off grades derived from:
     (a) an estimated gold price of $350 per oz, and a silver price of $4.75 per oz; and
     (b) an estimated gold price of $450 per oz, and a silver price of $4.75 per oz.

(3) The Company's reserves and resources as at December 31, 2003 are classified in accordance with the Canadian Institute of Mining Metallurgy and Petroleum's "CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines" as per Canadian Securities Administrator's National Instrument 43-101 ("the Instrument") requirements.

(4) Cautionary note to U.S. investors concerning estimates of measured, indicated and inferred resources. U.S. investors are advised that use of the terms "measured resource", "indicated resource "and "inferred resource" are recognized and required by Canadian Securities regulations. These terms are not recognized by the U.S. Securities and Exchange Commission. U.S. investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.

(5) The mineral reserves presented herein comply with the reserve categories of Industry Guide 7 applied in the United States by the Securities and Exchange Commission.

(6) Individuals supervising, preparing and otherwise responsible for the Company's reserve and resource estimates presented in this disclosure are listed in a separate table and meet the definition of a "qualified person" as described by the Instrument.

(7) The Company's normal data verification procedures have been used in collecting, compiling, interpreting and processing the data used to estimate reserves and resources. Independent data verification has not been performed.

(8)  Resources, unlike reserves, do not have demonstrated economic viability.

(9) Includes the undeveloped Pamour deposit, which is subject to permitting from Canadian authorities. The permits necessary to commence mining of the mineral reserves contained in the existing Pamour pit, north of highway 101, referred to as the phase one mine plan, have been maintained in good standing and require administrative reactivation. Additional permits are required to mine south of highway 101, which is outside the phase one mine plan. There is a high level of assurance that the project will receive all required permits for development.

(10) Undeveloped property, development assumes successful permitting allowing mining operations to be conducted.

(11) Operated by Rio Tinto plc.

(12) Operated by AngloGold Ltd.

(13) Operated by Placer Dome Inc.

(14) Includes mineral reserves from the undeveloped Gil and Ryan Lode deposits, both are part of the Fort Knox and area. The Company holds a 100% interest in the properties forming the Fort Knox and area except for the Gil property in which the Company holds an 80% interest.

(15) Includes mineral reserves and resources from the undeveloped Gold Hill deposit. Development is dependent on successful permitting.

(16) Includes mineral reserves and resources from the undeveloped Puren Norte deposit. Development is dependent on successful permitting.

(17) Includes mineral reserves from the Birkachan deposit. Open pit mining at Birkachan has been approved. Underground mining remains to be permitted by Russian authorities.

(18) Includes mineral reserves from the undeveloped Tsokol deposit. Development is dependent on successful permitting.

(19) Reserves estimated at a gold price of $325 per ounce, resources estimated at a gold price of $350 per ounce.

(20) Reserves estimated at a gold price of $350 per ounce.

(21) Reserves estimated at a gold price of $375 per ounce.


Kinross Gold Corporation  98

Supplementary Information - Quarterly Data
(Expressed in millions of US dollars, except per share amounts) (unaudited)

====================================================================================================================================
                                               March             June             September         December
                                              Quarter           Quarter            Quarter           Quarter           Full Year
Revenue and other income                   2003     2002     2003     2002      2003     2002     2003     2002      2003     2002
------------------------------------------------------------------------------------------------------------------------------------
Mining revenue                            $117.0   $ 68.8   $157.8   $ 59.2   $ 153.8   $ 56.5   $143.3   $ 76.5   $ 571.9   $261.0
Interest and other income                    1.0      1.2      1.8      6.5       2.4      6.0      7.1      3.2      12.3     16.9
Mark-to-market gain (loss) on call
  options                                    2.1     (1.0)    (0.9)    (0.6)     (0.9)    (0.3)     0.1     (0.8)      0.4     (2.7)
------------------------------------------------------------------------------------------------------------------------------------
                                           120.1     69.0    158.7     65.1     155.3     62.2    150.5     78.9     584.6    275.2
------------------------------------------------------------------------------------------------------------------------------------
Expenses
Operating                                   86.7     46.8    107.6     41.1     107.1     39.0     85.9     47.9     387.3    174.8
General and administrative                   5.8      2.3      6.0      2.5       4.7      3.2      8.5      3.3      25.0     11.3
Exploration and business development         6.2      2.1      7.1      2.0       5.4      2.4      5.6      5.1      24.3     11.6
Depreciation, depletion and amortization    28.2     21.8     40.3     19.6      40.0     19.9     32.4     24.0     140.9     85.3
(Gain) loss on sale of assets               (0.1)    (0.3)     0.5     (1.2)     (0.2)    (0.5)   (29.7)    (0.7)    (29.5)    (2.7)
Loss on redemption of convertible
  debentures                                   -        -        -        -       1.1        -        -        -       1.1        -
Foreign exchange loss (gain)                 0.7      0.8     (1.0)     2.2      (0.5)       -     (2.5)     1.3      (3.3)     4.3
Interest expense on long-term liabilities    1.1      1.5      1.4      1.3       0.6      1.2      2.0      1.0       5.1      5.0
Asset write-downs and other non-cash
  charges                                      -        -      0.1        -         -        -      9.8      7.9       9.9      7.9
------------------------------------------------------------------------------------------------------------------------------------
                                           128.6     75.0    162.0     67.5     158.2     65.2    112.0     89.8     560.8    297.5
------------------------------------------------------------------------------------------------------------------------------------
                                            (8.5)    (6.0)    (3.3)    (2.4)     (2.9)    (3.0)    38.5    (10.9)     23.8    (22.3)
Provision for income and mining taxes       (2.5)    (1.4)    (1.6)    (1.6)     (3.0)    (1.7)    (6.0)    (1.8)    (13.1)    (6.5)
Minority interest                              -        -     (0.1)       -         -        -     (0.1)       -      (0.2)       -
Share in earnings (loss) of associated
  companies                                    -      0.3        -     (0.1)        -     (0.8)       -        -         -     (0.6)
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) for the period before
  dividends on convertible preferred
  shares of subsidiary company             (11.0)    (7.1)    (5.0)    (4.1)     (5.9)    (5.5)    32.4    (12.7)     10.5    (29.4)
Dividends on convertible preferred
  shares of subsidiary company              (0.2)    (0.8)    (0.2)    (0.2)     (0.2)    (0.3)    (0.2)    (0.2)     (0.8)    (1.5)
------------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) for the period         (11.2)    (7.9)    (5.2)    (4.3)     (6.1)    (5.8)    32.2    (12.9)      9.7    (30.9)
Increase in equity component of
  convertible debentures                    (2.1)    (2.1)    (2.2)    (2.1)     (2.2)    (1.3)       -     (1.8)     (6.5)    (7.3)
Gain on redemption of convertible
  debentures                                   -        -        -        -      16.5        -        -        -      16.5        -
------------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) for the period
  attributable to common shareholders     $(13.3)  $(10.0)  $ (7.4)  $ (6.4)  $   8.2   $ (7.1)  $ 32.2   $(14.7)  $  19.7   $(38.2)
====================================================================================================================================

Earnings (loss) per share - Basic         $(0.05)  $(0.$9)  $(0.02)  $(0.05)  $  0.03   $(0.06)  $ 0.09   $(0.12)  $  0.06   $(0.32)

Operating activities
Earnings (loss) for the period before
  dividends on convertible preferred
  shares of subsidiary company            $(11.0)  $ (7.1)  $ (5.0)  $ (4.1)  $  (5.9)  $ (5.5)  $ 32.4   $(12.7)  $  10.5   $(29.4)
Items not affecting cash                    30.6     20.9     43.4     19.5      40.2     18.6     15.7     30.5     129.9     89.5
------------------------------------------------------------------------------------------------------------------------------------
                                            19.6     13.8     38.4     15.4      34.3     13.1     48.1     17.8     140.4     60.1
Site restoration cash expenditures          (2.1)    (1.1)    (2.9)    (1.5)     (4.8)    (2.4)    (9.5)    (4.8)    (19.3)    (9.8)
Changes in non-cash working capital items   (0.8)     6.8    (16.3)    (4.4)      8.2      6.4    (19.5)     0.4     (28.4)     9.2
------------------------------------------------------------------------------------------------------------------------------------
Cash flow provided from operating
  activities                                16.7     19.5     19.2      9.5      37.7     17.1     19.1     13.4      92.7     59.5
------------------------------------------------------------------------------------------------------------------------------------
Financing activities
Issuance of common shares, net               1.8     19.0      1.5      0.3     147.6      0.2     37.0     93.3     187.9    112.8
Redemption of convertible debentures           -        -        -        -    (144.8)       -        -        -    (144.8)       -
Acquisition of preferred shares of
  subsidiary company                           -    (11.1)       -     (0.3)     (0.2)       -     (0.1)       -      (0.3)   (11.4)
Repayment of debt, net                      (1.0)   (10.5)    (8.2)    (1.7)     (0.8)    (0.2)    (0.5)   (16.1)    (10.5)   (28.5)
Reduction of debt component of
  convertible debentures                    (1.4)    (1.3)    (1.4)    (1.2)     (1.4)    (1.3)       -     (1.3)     (4.2)    (5.1)
------------------------------------------------------------------------------------------------------------------------------------
                                            (0.6)    (3.9)    (8.1)    (2.9)      0.4     (1.3)    36.4     75.9      28.1     67.8
------------------------------------------------------------------------------------------------------------------------------------
Investment activities
Additions to property, plant and
  equipment                                (12.8)    (3.1)   (12.1)    (6.1)    (27.4)    (8.9)   (21.1)    (4.5)    (73.4)   (22.6)
Business acquisitions, net of cash
  acquired                                 (81.4)       -        -        -         -        -     (0.5)    (0.1)    (81.9)    (0.1)
Long-term investments and other assets      (4.2)       -     (3.5)     1.9       1.0      0.2     63.9     (0.3)     57.2      1.8
Proceeds from the sale of property,
  plant and equipment                          -      0.1        -        -       0.2      0.5      5.7      0.7       5.9      1.3
Decrease (increase) in restricted cash      31.8     (4.0)     5.6     (0.4)        -    (17.1)     0.1      0.4      37.5    (21.1)
------------------------------------------------------------------------------------------------------------------------------------
                                           (66.6)    (7.0)   (10.0)    (4.6)    (26.2)   (25.3)    48.1     (3.8)    (54.7)   (40.4)
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash      2.3      0.4      1.5      1.6       4.3      0.4      1.0      0.6       9.1      3.0
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and
  equivalents                              (48.2)     9.0      2.6      3.6      16.2     (9.1)   104.6     86.1      75.2     89.6
Cash and equivalents, beginning of year    170.6     81.0    122.4     90.0     125.0     93.6    141.2     84.5     170.6     81.0
------------------------------------------------------------------------------------------------------------------------------------
Cash and equivalents, end of year         $122.4   $ 90.0   $125.0   $ 93.6   $ 141.2   $ 84.5   $245.8   $170.6   $ 245.8   $170.6
====================================================================================================================================

                                                                                                         Kinross Gold Corporation 99

Summarized five year review

=====================================================================================================
                                                      2003       2002     2001      2000      1999
-----------------------------------------------------------------------------------------------------
Operating results (in millions of U.S. dollars)
    Revenue                                         $  584.6    $275.2   $282.9   $ 289.3   $  317.0
    Net earnings (loss) for the year                     9.7     (30.9)   (36.3)   (125.4)    (243.9)
    Cash flow provided from operating activities        92.7      59.5     75.0      48.0       67.3
    Capital expenditures                                73.4      22.6     30.4      41.6       44.0
-----------------------------------------------------------------------------------------------------
Financial position (in millions of U.S. dollars)
    Cash and cash equivalents                          245.8     170.6     81.0      77.8      113.9
    Working capital                                    252.3     172.4     62.0      74.7      124.6
    Total assets                                     2,142.5     598.0    577.6     700.0      882.4
    Long-term debt (1)                                  33.1      60.4     92.5     145.6      177.6
    Common shareholders' equity                      1,814.7     418.9    331.6     340.9      477.1
    Debt to total capitalization                          2%       12%      20%       25%        24%
-----------------------------------------------------------------------------------------------------
Operating statistics (unaudited)
    Gold production (thousand ounces)                1,561.5     883.6    937.9     932.4    1,006.5
    Silver production (million ounces)                   4.4       0.3      0.4       0.6        0.3
    Total cash costs per equivalent ounce of gold   $    222    $  201   $  193   $   202   $    196
-----------------------------------------------------------------------------------------------------
Per share data
    Net earnings (loss) basic                       $   0.06    $(0.32)  $(0.42)  $ (1.32)  $  (2.52)
=====================================================================================================

(1) Includes  - Long-term debt (current and long-term portions)
              - Debt component of convertible debentures
              - Redeemable retractable preferred shares

Kinross share trading data

===================================================
                             2003           2002
                         High    Low    High    Low
---------------------------------------------------
TSX
    First quarter       12.33   7.72    6.42   3.51
    Second quarter       9.88   7.92   13.32   5.55
    Third quarter       11.30   8.06   11.25   6.18
    Fourth quarter      12.05   9.45   12.00   7.23
---------------------------------------------------
NYSE / Amex *
    First quarter        8.10   5.23    4.08   2.13
    Second quarter       7.39   5.33    8.70   3.48
    Third quarter        8.29   5.70    7.20   3.75
    Fourth quarter       9.29   7.04    7.65   4.65
===================================================

* Effective February 3, 2003, Kinross' common shares were listed and began trading on the New York Stock Exchange under the symbol KGC.

Kinross Gold Corporation 100